PROSPECTUS SUPPLEMENT NO. 1       Filed Pursuant to Rules 424(b)(3) and 424(c)
(To Prospectus dated April 28, 1997)      Registration Statement No. 333-10491


                             GUITAR CENTER, INC.
                                 $66,667,000
                          11% Senior Notes due 2006

                             --------------------

     THE FOLLOWING INFORMATION SUPPLEMENTS, AND MUST BE READ IN CONJUNCTION WITH, THE INFORMATION CONTAINED IN THE PROSPECTUS, DATED APRIL 28, 1997
(THE "PROSPECTUS"), OF GUITAR CENTER, INC., A DELAWARE CORPORATION (THE "COMPANY"). THIS PROSPECTUS SUPPLEMENT MUST BE DELIVERED ALONG WITH A COPY OF THE PROSPECTUS. ANY STATEMENT MADE IN THE PROSPECTUS SHALL BE DEEMED MODIFIED OR SUPERSEDED FOR PURPOSES THEREOF TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT.

                             --------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             --------------------







                             --------------------

            The date of this Prospectus Supplement is May 1, 1997

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



                                 FORM 10-Q


(X)   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the quarterly period ended March 31, 1997

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                 to
                                     ---------------    ---------------


                        Commission File No. 000-22207

                             GUITAR CENTER, INC.
      -----------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

      DELAWARE                                   95-4600862
      -----------------------------------------------------------------
      (State or other jurisdiction of            (I.R.S. Employer)
      incorporation or organization)             Identification Number)

           5155 CLARETON DRIVE
      AGOURA HILLS, CALIFORNIA                                    91301
      -----------------------------------------------------------------
      (Address of principal executive offices)              (Zip Code)

                                    (818)735-8800
      -----------------------------------------------------------------
              Registrant's telephone number, including area code



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                                               Yes    X        No
                                                    ------          ------

As of April 28, 1997, 19,329,079 shares of the registrant's Common Stock, $.01 par value, were outstanding.

                               Guitar Center, Inc.

                                      INDEX


Part I.   Financial Information

          ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

          Condensed Balance Sheets - March 31, 1997 and December 31, 1996 . . . . . . . . . . 2

          Condensed Statements of Operations - Three months ended March 31, 1997 and 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

          Condensed Statement of Stockholders' Equity (Deficit) - March 31, 1997. . . . . . . 4

          Condensed Statements of Cash Flows - Three months ended March 31, 1997 and
          1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

          Notes to Condensed Financial Statements. . . . . . . . . . . . . . . . . . . . .  6-8

          ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                    RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . .  9-12

Part II.  Other Information

          Item 1.  Not Applicable

          Item 2.  Changes in Securities. . . . . . . . . . . . . . . . . . . . . . . . . . .13

          Item 3.  Not Applicable

          Item 4.  Submission of Matters to a Vote of Security Holders. . . . . . . . . . . .13

          Item 5.  Not Applicable

          Item 6.  Exhibits and Reports on Form 8-K . . . . . . . . . . . . . . . . . . . . .13

                                       1

                             GUITAR CENTER, INC.
                          CONDENSED BALANCE SHEETS
                (Dollars in thousands, except per share data)


                                                                  MARCH 31,          DECEMBER 31,
                                                                    1997                 1996
                                                                 ----------         ---------------

ASSETS
Current assets:
   Cash and cash equivalents                                     $   61,038         $       47
   Accounts receivable                                                4,028              4,062
   Merchandise inventories                                           58,047             49,705
   Prepaid expenses and other current assets                          2,781              1,455
                                                                 ----------         ----------
Total current assets                                                125,894             55,269

Property and equipment, net                                          16,062             14,966
Goodwill, net of accumulated amortization                               429                432
Other assets                                                          4,095              4,182
                                                                 ----------         ----------
                                                                 $  146,480         $   74,849
                                                                 ----------         ----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                                              $   15,010         $   14,005
   Accrued expenses and other current liabilities                    30,892             10,292
   Line of credit                                                         -              3,536
                                                                 ----------         ----------
Total current liabilities                                            45,902             27,833
Other long-term liabilities                                             737                645
Long term debt                                                      100,000            100,000
Senior preferred stock, aggregate liquidating
   preference of $21,602 at December 31, 1996                             -             15,186
Stockholders' equity (deficit)
     Junior preferred stock; aggregate liquidating
     preference of $144,859 at December 31,
     1996:authorized 5,000,000 shares at March 31,
     1997, none issued and outstanding                                    -            138,610
   Common stock, $0.01 par value, authorized
     55,000,000 shares, issued and outstanding
     18,316,579 at March 31, 1997 and 3,622,804
     at December 31, 1996, respectively                                 183                 36
   Warrants                                                           6,500              6,500
   Additional paid in capital                                       207,004             (6,966)
   Retained earnings (deficit)                                     (213,846)          (206,995)
                                                                 ----------         ----------
Total stockholders' equity (deficit)                                   (159)           (68,815)
                                                                 ----------         ----------

                                                                 $  146,480         $   74,849
                                                                 ----------         ----------
                                                                 ----------         ----------

         See accompanying notes to condensed financial statements.

                             GUITAR CENTER, INC.
                      CONDENSED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)


                                                              THREE MONTHS ENDED
                                                  MARCH 31, 1997              MARCH 31, 1996
                                               --------------------        --------------------

Net sales                                          $  59,809                   $  43,343
Cost of goods sold, buying and occupancy              43,585                      30,561
                                                    --------                    --------
Gross profit                                          16,224                      12,782

Selling, general and administrative                   11,551                       8,895
                                                    --------                    --------
Operating income                                       4,673                       3,887

Interest expense, net                                  2,933                         123
Transaction expenses                                     731                           -
                                                    --------                    --------

Income before income taxes                             1,009                       3,764

Income taxes                                              83                          26
                                                    --------                    --------

Net income                                         $     926                   $   3,738
                                                    --------                    --------
                                                    --------                    --------

Income per share                                   $    0.05                   $    0.18
                                                    --------                    --------
                                                    --------                    --------

Weighted average shares outstanding                   20,420                      20,420
                                                    --------                    --------
                                                    --------                    --------

Pro forma data:
Income before income taxes                         $   1,009                   $   3,764
Pro forma income taxes                                    83                       1,430
                                                    --------                    --------

Pro forma net income                               $     926                   $   2,334

Senior preferred stock dividends                       7,747                           -
                                                    --------                    --------
Pro forma net income (loss) applicable to common
   stockholders                                    $  (6,821)                  $   2,334
                                                    --------                    --------
                                                    --------                    --------

Pro forma net income (loss) per share
   applicable to common stockholders               $   (0.33)                  $    0.11
                                                    --------                    --------

Weighted average shares outstanding                   20,420                      20,420
                                                    --------                    --------
                                                    --------                    --------

          See accompanying notes to condensed financial statements.

                             GUITAR CENTER, INC.
              CONDENSED STATEMENTS STOCKHOLDERS' EQUITY (DEFICIT)
                            (Dollars in thousands)


                                               Junior                                  Additional        Retained
                                             Preferred      Common                      Paid in          Earnings
                                               Stock        Stock       Warrants        Capital          (Deficit)       Total
                                         ------------------------------------------------------------------------------------------

Balance at December 31, 1996                $  138,610     $   36        $  6,500      $  (6,966)      $ (206,995)     $ (68,815)

Sale of equity to management                       307          -               -              3                -            310

Conversion of junior preferred stock          (138,917)        93               -        138,824                -              -

Offering of common stock                             -         67               -         93,547                -         93,614

Repurchase of management common
   stock                                             -        (13)              -       (18,404)                -        (18,417)

Senior preferred stock dividends paid                -          -               -             -            (7,747)        (7,747)

Accretion of senior preferred stock                  -          -               -             -               (30)           (30)

Net income                                           -          -               -             -               926            926

                                         ------------------------------------------------------------------------------------------
Balance at March 31, 1997                   $        -     $  183        $  6,500      $207,004        $ (213,846)     $    (159)
                                         ------------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------------

            See accompanying notes to financial statements.

                             GUITAR CENTER, INC.
                     CONDENSED STATEMENTS OF CASH FLOWS
                           (Dollars in thousands)


                                                           THREE MONTHS ENDED MARCH 31,
                                                              1997               1996
                                                         --------------     --------------

OPERATING ACTIVITIES

Net income                                                 $    926            $   3,738
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                               674                  475
    Amortization of deferred financing fees                      90                    -
    Changes in operating assets and liabilities:
       Accounts receivable                                       34               (1,276)
       Merchandise inventories                               (8,342)              (4,224)
       Prepaid expenses                                      (1,326)                (326)
       Other assets                                               -                 (367)
       Accounts payable                                       1,005                 (557)
       Accrued expenses and other current liabilities        20,600               (1,634)
       Other long term liabilities                               92                   23
                                                           ----------             --------
Net cash provided by (used in) operating activities          13,753               (4,148)

INVESTING ACTIVITIES
Purchase of property and equipment                           (1,770)              (1,551)
                                                           ----------             --------
Net cash used in investing activities                        (1,770)              (1,551)

FINANCING ACTIVITIES
Net change in revolving debt facility                        (3,536)              11,546
Proceeds from sale of stock to management                       310                    -
Issuance of common stock                                     93,614                    -
Redemption of management common stock                       (18,417)                   -
Redemption of senior preferred stock                        (22,963)                   -
Distributions to stockholder                                      -               (7,148)
                                                           ----------             --------
Net cash provided by (used in) financing activities          49,008                4,398

Net increase (decrease) in cash and cash equivalents         60,991               (1,301)
Cash and cash equivalents at beginning of year                   47                1,338
                                                           ----------             --------

Cash and cash equivalents at end of period                 $ 61,038            $      37
                                                           ----------             --------
                                                           ----------             --------


                 See accompanying notes to financial statements.

                             GUITAR CENTER, INC.
                   NOTES TO CONDENSED FINANCIAL STATEMENTS

1.   General

     In the opinion of management, the accompanying condensed unaudited financial statements contain all adjustments necessary to present fairly the financial position of Guitar Center, Inc., a Delaware corporation ("Guitar Center" or the "Company"), as of March 31, 1997, and the results of operations and cash flows for the three months ended March 31, 1997 and 1996. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

2.   Initial Public Offering

     On March 19, 1997, the Company completed an initial public offering (the "Offering") of the Company's common stock, $.01 par value ("Common Stock"), pursuant to which it sold 6,750,000 shares of Common Stock and received approximately $94.4 million in net cash proceeds (before deducting expenses associated with the Offering.) On April 15, 1997, the Company sold an additional 1,012,500 shares of Common Stock in the Offering and received an additional $14.1 million in net cash proceeds from the underwriters' exercise in full of their over-allotment option. Upon consummation of the Offering, all of the outstanding shares of the Company's 8% Junior Preferred Stock, $.01 par value ("Junior Preferred Stock"), were automatically converted into shares of Common Stock at a ratio of 6.667 shares of Common Stock to each share of Junior Preferred Stock (the
     "Junior Preferred Stock Conversion"). No accrued and unpaid dividends were paid on any shares of Junior Preferred Stock. Approximately $23.0 million of the net proceeds from the Offering were used to redeem, at a premium of 3%, all of the outstanding shares of the Company's 14% Senior Preferred
     Stock, $.01 par value ("Senior Preferred Stock").   As a result, the
     Company incurred a charge to dividends in the first quarter of 1997 of $7.7 million for the difference between the financial statement value of the Senior Preferred Stock and the face amount thereof, plus premium. Approximately $9.7 million of the net proceeds from the Offering were used to repay all amounts under the Company's existing bank facility (the "1996 Credit Facility"). In addition, the Company used approximately $18.4 million to redeem approximately 1,317,000 shares of Common Stock from management (the "Management Tax Redemption"). Immediately following the Offering, the Company called for redemption, at a premium of 10%, an aggregate of $33.3 million principal amount of 11% Senior Notes due 2006 (the "Senior Notes"). On April 19, 1997, Company used $37.9 million of the net proceeds from the Offering to redeem such Senior Notes (the "Senior Note Redemption"), including payment of all accrued and unpaid interest with respect to the Senior Notes called for redemption. Accordingly, the Company anticipates that an extraordinary charge to operations will be incurred in the second quarter of 1997 equal to the premium paid on the Senior Notes plus the write off of one-third of the unamortized deferred financing fees. The balance of the net proceeds was retained for general corporate purposes, which has included the acquisition of two musical instrument stores in the Atlanta, Georgia market in April 1997.

3.   Pro Forma Tax Data

     Prior to June 5, 1996, the Company elected to be treated as an S corporation for federal and state income tax purposes. Pro forma information has been provided to reflect the estimated statutory provision for income taxes assuming the Company had been taxed as a C corporation for all periods presented.

4.   Pro Forma Net Income (Loss) Per Share

     Pro Forma Net Income (Loss) Per Share has been computed by dividing pro forma net income (loss) by the weighted average number of shares outstanding during the period. The pro forma net income (loss) per share gives effect to: (i) the issuance of Common Stock sold in the Offering, including the underwriters' over-allotment option; (ii) the issuance of Common Stock upon the conversion of all outstanding shares of Junior Preferred Stock in connection with the Offering; (iii) the assumed issuance of Common Stock upon the exercise of all outstanding warrants and common stock equivalents; and (iv) the Management Tax Redemption.


5.   Adjusted Income Per Share

     If the Offering, including the exercise of the underwriters' over-allotment option, had been consummated on January 1, 1997, adjusted income per share for the quarter ended March 31, 1997 would be as follows (in thousands, except per share amounts):


     Income (loss) per common stockholders per financial statements  $  (6,821)
         Reduction of interest on debt assumed repaid, net of tax       (1,037)
         Reduction of Senior Preferred Stock Dividends                  (7,747)
                                                                     ----------

     Adjusted net income                                             $   1,963
                                                                    ----------
                                                                    ----------

     Adjusted net income per share                                   $    0.10
                                                                    ----------
                                                                    ----------

     Weighted average shares used in calculation                        20,420
                                                                    ----------
                                                                    ----------

     The adjusted income per share presentation set forth above gives effect to the capitalization changes related to the Company's Offering and the application of the proceeds therefrom. This data does not attempt to give effect to any other pro forma adjustments, including (i) non-recurring transaction expenses of $0.7 million (or $0.04 per share) related to payroll taxes incurred as a result of the Junior Preferred Stock Conversion or (ii) any pro forma adjustments related to the reduction in the compensation of the Company's former Chairman of the Board subsequent to the Company's recapitalization or any other similar changes in selling, general and administrative expenses or (iii) any pro forma income taxes at the effective rate of 38%. The foregoing data is presented solely to facilitate further analysis of the Company based upon the assumptions indicated above. Such data is not necessarily indicative of the Company's results of operations had the Offering occurred in the earlier period nor the results expected in the future.

6.   Subsequent Events

     On April 16, 1997, the Company acquired Rhythm City, Inc. ("Rhythm
     City"), the operator of two musical retail stores in the Atlanta, Georgia market. Purchase consideration consisted of cash of $10.3 million, subject to adjustment based on the actual level of working capital on such date and other matters. The purchase price included the acquisition of the building and improvements of the flagship Rhythm City store in Atlanta. All of the debt and other liabilities of Rhythm City were either repaid or assumed by the sellers prior to closing. This acquisition was not considered material under the "Significant Subsidiary" rules of the Rules and Regulations of the Securities and Exchange Commission.

     In addition, as noted above, during April 1997 the Company (i) issued an additional 1,012,500 shares of Common Stock upon exercise in full of the underwriters' over-allotment option and (ii) completed the redemption of $33.3 million principal amount of Senior Notes.

7.   Impact of Recently Issued Pronouncements

     The Financial Accounting Standards Board has recently issued Statement No. 128, "Earnings per share" ("FAS 128"), issued in March 1997 and effective for fiscal years ending after December 15, 1997. The
     Company will adopt FAS 128 in 1997. FAS 128 introduces and requires the presentation of "Basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. A dual presentation of

     "Diluted" earnings per share reflecting the dilutive effects of all common stock equivalents, will also be required. The Diluted presentation is similar to the current presentation of fully diluted earnings per share. Management believes the adoption of FAS 128 will not have a material impact on the Company's financial position or results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
     Guitar Center operated 31 stores in 17 major markets as of March 31, 1997. From 1992 to 1996, Guitar Center's net sales and operating income before deferred compensation expense grew at compound annual growth rates of 25.6% and 43.0%, respectively, principally due to comparable store sales growth averaging 14.8% per year and the opening of new stores. The increases were principally attributable to increases in unit sales rather than increases in prices or changes in product mix. Management believes such volume increases are the result of the continued success of the Company's implementation of its business strategy, continued strong growth in the music products industry and increasing consumer awareness of the Guitar Center name. The Company does not expect comparable store sales to continue to increase at historical rates.

     The Company opened seven stores in 1996 and, as of March 31, 1997, the Company had opened three additional stores in 1997. In April 1997, the Company purchased two additional stores and presently expects to open an additional three stores during the remainder of 1997. In preparation for these additional stores, management had dedicated a substantial amount of resources over the past several years to building the infrastructure necessary to support a large, national chain. Management believes the infrastructure is in place to support its needs for the immediately foreseeable future, including its present expansion plans. The Company will continue to pursue its strategy of clustering stores in major markets to take advantage of operating and advertising efficiencies and to build awareness of the Guitar Center name in new markets. In some markets where the Company has pursued its clustering strategy, there has been some transfer of sales from certain existing stores to new locations. Generally, however, mature stores have demonstrated net sales growth rates consistent with the Company's average. As the Company enters new markets, management expects that its will initially incur higher administrative and advertising costs per store than it currently experiences in established markets.

     The following table sets forth certain historical income statement data as a percentage of net sales:


                                                 Three Months Ended
                                                      March 31,
                                                1997            1996
                                              --------        --------

Net sales                                      100.0%          100.0%
Gross profit                                    27.1            29.5
Selling, general, and administrative
   expenses
                                                19.3            20.5

                                              --------        --------
Operating income                                 7.8             9.0
Interest expense, net                            4.9             0.3
Transaction expenses                             1.2               -

                                              --------        --------
Income before income taxes                       1.7             8.7
Income taxes                                     0.1               -

                                              --------        --------
Net income                                       1.6%            8.7%
                                              --------        --------

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996.

     Net sales of the Company increased to $59.8 million for the three months ended March 31, 1997, from $43.3 million for the comparable prior period, a 38.0% increase. This growth was attributable to an increase of 13.6% in comparable store net sales which contributed $5.1 million, or 33.8% of the total increase. New store net sales of $11.4 million accounted for the balance of the increase in net store sales.

     Gross profit dollars for the three months ended March 31, 1997 compared to 1996 increased 26.9% to $16.2 million from $12.8 million. Gross profit as a percentage of net sales for the three months ended March 31, 1997 compared to 1996 decreased to 27.1% from 29.5% in the quarter ended March 31, 1996. Gross margin for the immediately preceding quarter ended December 31, 1996 (which included the Christmas selling season) was 28.0%. The decrease in gross profit percentage reflects the impact in the first quarter of 1997 of operating 10 new stores (out of the total store base of 31 stores), which typically experience lower gross profit margins than existing stores. Comparatively, the first quarter of 1996 included the results of 2 new stores (out of the total store base of 23 stores). In addition, the gross profit percentage was reduced by the effects of an increase in the mix of sales of pro audio and recording products, which historically produce lower margins than guitars, amplifiers and percussion equipment.

     Selling, general and administrative expenses for the three months ended March 31, 1997 compared to 1996 increased 29.9% to $11.6 million from $8.9 million. The increase in total selling, general and administrative expenses is a result of certain selling expenses incurred at the retail level due to an increase in the number of stores in 1997 as compared to 1996. The increase was partially offset by a reduction in administrative expense of approximately $225,000 related to the compensation of the Company's former Chairman, who is now a consultant to the Company. As a percentage of net sales, selling, general and administrative expenses decreased to 19.3% from 20.5%. The change in percentage of sales reflects the relatively fixed nature of certain general and administrative expenses and the effect of the increase in sales volume.

     Operating income for the three months ended March 31, 1997 was $4.7 million compared to operating income of $3.9 million for the same three months of 1996, an increase of 20.2%. The increase is principally the result of the increase in sales derived from both new and existing stores. As a percentage of sales, operating income for the three months ended March 31, 1997 was 7.8% compared to 9.0% in 1996. The decrease is principally related to the decreased margins experienced in the first quarter of 1997.

     Interest expense, net for the three months ended March 31, 1997 increased to $2.9 million from $0.1 million in the same period of 1996. The increase is principally the result of interest incurred on the Senior Notes. On April 19, 1997, the Company redeemed, at a premium, $33.3 million principal amount of the Senior Notes.

     Non-recurring transaction expenses of $0.7 million relate to payroll taxes in connection with the closing of the Offering incurred as a result of management's conversion of their Junior Preferred Stock to Common Stock.

     Net income for the three months ended March 31, 1997 decreased to $0.9 million from $3.7 million for the same period in 1996, principally as a result of interest expense on the Senior Notes and the transaction expenses discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     On March 19, 1997, the Company completed an initial public offering (the "Offering") pursuant to which it sold 6,750,000 shares of Common Stock and received approximately $94.4 million in net cash proceeds (before deducting expenses associated with the Offering.) On April 15, 1997, the Company sold an additional 1,012,500 shares of Common Stock in the Offering and received an additional $14.1 million in net cash proceeds from the underwriters' exercise in full of their over-allotment option. Upon consummation of the Offering, all of the outstanding shares of the Company's Junior Preferred
Stock was automatically converted into shares of Common Stock at a ratio of
6.667 shares of Common Stock to each
share of Junior Preferred Stock. No accrued and unpaid dividends were paid on any shares of Junior Preferred Stock. Approximately $23.0 million of the net proceeds from the Offering were used to redeem, at a premium of 3%, all of the outstanding shares of Senior Preferred Stock. As a result, the Company incurred a charge to dividends in the three months ended March 31, 1997 of $7.7 million for the difference between the financial statement value of the Senior Preferred Stock and the face amount thereof, plus premium. Approximately $9.7 million of the net proceeds from the Offering were used to repay all amounts under the Company's 1996 Credit Facility. In addition, the Company used approximately $18.4 million to redeem approximately 1,317,000 shares of Common Stock from management in the Management Tax Redemption. Immediately following the Offering, the Company called for redemption, at a premium of 10%, an aggregate of $33.3 million principal amount of Senior
Notes. On April 19, 1997, Company used $37.9 million of the net proceeds from the Offering to redeem such Senior Notes, including payment of all accrued and unpaid interest with respect to the Senior Notes called for redemption. Accordingly, the Company anticipates that an extraordinary charge to operations will be incurred in the second quarter of 1997 equal to the premium paid on the Senior Notes plus the write off of one-third of the unamortized deferred financing fees. The balance of the net proceeds was retained for general corporate purposes, including the acquisition of two musical instrument stores in the Atlanta, Georgia market in April 1997.

     Guitar Center's need for liquidity will arise primarily from interest payable on its indebtedness and the funding of the Company's capital expenditures and working capital requirements, as well as possible acquisitions. The Company has historically financed its operations through internally generated funds and borrowings under its credit facilities. The Company has no mandatory payments of principal on the Senior Notes prior the their final maturity in 2006. The Company currently has no borrowings outstanding under its 1996 Credit Facility. The agreement underlying the 1996 Credit Facility expires June 1, 2001 and includes certain restrictive covenants, which, among other things, require the Company to maintain certain financial ratios. The Company was in compliance with respect to such requirements as of March 31, 1997. The Company may borrow up to $25 million under the 1996 Credit Facility, as in place on the date of this Report. The Company is currently negotiating a secured successor new bank facility to replace the 1996 Credit Facility, although no agreement has been reached as of the date of this Report. If and when the Company enters into such successor facility, it may permit borrowings in excess of the $25 million of borrowings permitted under the 1996 Credit Facility.

     For the three months ended March 31, 1997, cash provided by operating activities was $13.8 million. Capital expenditures totaled $1.8 million, relating principally to the opening of new stores and relocation of an existing store. Cash provided by financing activities totaled $49.0 million, which consisted principally of proceeds from the Offering of $93.6 million, net of the redemption of the Senior Preferred Stock of $23.0 million, redemption of $18.4 million of Common Stock in the Management Tax Redemption, and $3.5 million to repay the 1996 Credit Facility.

     The Company intends to pursue an aggressive growth strategy by opening additional stores in new and existing markets. During the quarter ended March 31, 1997, the Company opened three new stores. Each new store typically has required approximately $1.5 million for gross inventory. Historically, the Company's cost of capital improvements for an average new store has been approximately $450,000, consisting of leasehold improvements, fixtures and equipment. Pre-opening costs for new stores have averaged approximately $110,000 per new store, the majority of which are expensed and remaining portion of which are capitalized and amortized over a twelve-month period. Nominal pre-opening costs are incurred for the stores that are relocated.

     The Company also believes that there may be attractive opportunities to expand by selectively acquiring existing music products retailers. For example, as discussed above, in April 1997 the Company acquired a music products retailer operating two stores in the Atlanta, Georgia market. Purchase consideration consisted of cash of $10.3 million, subject to adjustment based on the actual level of working capital on such date and other matters. The purchase price included in the acquisition of the building and improvements of the flagship Rhythm City store in Atlanta. All of the debt and other liabilities of Rhythm City were either repaid or assumed by the sellers prior to closing. The Company, in the ordinary course of its business, regularly evaluates and enters into negotiations relating to potential acquisition candidates in new and existing market areas. Any such transactions may involve the payment by the Company of cash or securities (including equity securities), or a combination thereof. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate additional acquisitions or successfully integrate any such acquired companies into its operations.

     Management believes that the Company has adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for the next twelve months including its present plans for expansion. The Company's capital resources and liquidity are expected to be provided by the Company's net cash flow from operations, funds retained from the net proceeds of the Offering and borrowings under the 1996 Credit Facility, or a replacement facility (if implemented). Depending upon market conditions, the Company may also incur additional indebtedness or issue equity securities. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, if at all.

SEASONALITY

     The Company's results are not highly seasonal, although, as with most retailers, sales in the fourth quarter are typically higher than any other quarter.

INFLATION

     The Company believes that the relatively moderate rates of inflation experienced in recent years have not had a significant impact on its net sales or profitability.

IMPACT OF RECENTLY ISSUED PRONOUNCEMENTS

     The Financial Accounting Standards Board has recently issued Statement No. 128, "Earnings per share" ("FAS 128"), issued in March 1997 and effective for fiscal years ending after December 15, 1997. The Company will adopt FAS 128 in 1997. FAS 128 introduces and requires the presentation of "Basic" earnings per share which represents net earnings divided by the weighted average shares outstanding excluding all common stock equivalents. A dual presentation of "Diluted" earnings per share reflecting the dilutive effects of all common stock equivalents, will also be required. The Diluted presentation is similar to the current presentation of fully diluted earnings per share. Management believes the adoption of FAS 128 will not have a material impact on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS; BUSINESS RISKS

     This Report contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, gross margin and expense trends, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, change in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the music products industry or the economy in general, the emergence of new or growing specialty retailers of music products and various competitive factors that may prevent the Company from competing successfully in existing or future markets. These matters and other business risks to which the Company is subject are discussed in the Company's periodic reports and registration statements filed from time to time with the Securities and Exchange Commission. In particular, a discussion of such risks in greater detail is contained under the caption "Item 1., Business - Business Risks" on pages 11 through 13 of the Company's 1996 Annual Report on Form 10-K.

Part II.  OTHER INFORMATION

     ITEM 2    CHANGES IN SECURITIES.

          Pursuant to an agreement effective December 31, 1996, certain employees of the Company purchased 3,100 Units (or 28,464 shares of Common Stock, after giving effect to the Junior Preferred Stock Conversion described in Note 2 to Notes to Condensed Financial Statements) for an aggregate purchase price of $310,000 pursuant to a Supplemental Employee Stock Purchase Plan of the Company. Such purchases were consummated in February 1997. Such transactions were exempt by virtue of Section 4(2) of, and Rules 505 and 506 under, the Securities Act of 1933, as amended.


     ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

          By written consent dated as of January 24, 1997 (the "Stockholders Consent"), holders of 97.9% of the Company's then-outstanding Common Stock, holders of 97.9% of the Company's then-outstanding Junior Preferred Stock and holders of 100% of the Company's then-outstanding 14% Senior Preferred Stock approved the following: (i) the adoption of certain amendments to the Company's Certificate of Incorporation, which amendments among other things permitted the Junior Preferred Stock Conversion and the Senior Note Redemption (see Note 2 to Notes to Condensed Financial Statements); (ii) the adoption of a Restated Certificate of Incorporation to be effective following the Offering; (iii) the adoption of Restated Bylaws to be effective following the Offering; (iv) the adoption of an amendment to the Company's Amended and Restated 1996 Performance Stock Option Plan (the "1996 Plan"); (v) the adoption of the 1997 Equity Performance Plan (the "1997 Plan"); (vi) the form of indemnification agreement with the Company's officers and directors; (vii) the waiver of certain holders' rights to register such holders' securities in connection with the Offering; and
     (viii) the issuance of Units pursuant to the Supplemental Employee Stock Purchase Plan, as described in "Item 2. Changes in Securities." The requisite notice pursuant to Section 228(d) of the General Corporation Law of the State of Delaware was provided to non-consenting stockholders. The Stockholders Consent and the Company's Restated Certificate of Incorporation, Restated Bylaws, 1996 Plan, as amended, 1997 Plan, form of indemnification agreement and Supplemental Employee Stock Purchase Plan approved pursuant to such Stockholders Consent have been previously filed with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.


     ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K.

               (a)      Exhibits.
                        Exhibit 11.  Computation of Income (Loss) Per Share.
                        Exhibit 27.  Financial Data Schedule.

               (b)      Reports on Form 8-K.  None.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 30th day of April, 1997.

                                   Guitar Center, Inc.

                                   /s/  Bruce L. Ross

                                   Bruce L. Ross, Vice President,
                                   Chief Financial Officer and Secretary

                                   (Duly Authorized Officer and Principal
                                   Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------
 11              Computation of Income (Loss) Per Share
 27              Financial Data Schedule

                                  $66,667,000

   [LOGO]
                              GUITAR CENTER, INC.
                           11% SENIOR NOTES DUE 2006

                               ------------------

    The 11% Senior Notes due 2006 (the "Notes") were issued by Guitar Center, Inc. ("Guitar Center" or the "Company") pursuant to an Indenture (as defined herein). As of the date of this Prospectus, there are $66,667,000 aggregate principal amount of Notes outstanding. The Notes are general, unsecured obligations of the Company. The Notes rank senior in right of payment to all subordinated indebtedness of the Company and PARI PASSU in right of payment with all other senior indebtedness of the Company, including the Company's outstanding indebtedness under the 1996 Credit Facility (as defined herein), as in place on the date hereof. The 1996 Credit Facility, upon the occurrence of certain events, will be secured by substantially all of the assets of the Company. The Company may borrow up to $25,000,000 under the 1996 Credit Facility, as in place on the date hereof, and could borrow additional amounts if and when it enters into a secured successor bank facility which it is currently negotiating. See "Description of the 1996 Credit Facility." As of the date of this Prospectus, the Company has no outstanding Indebtedness (as defined herein) other than the Notes.

    The Notes mature on July 1, 2006. Interest on the Notes is payable in cash semi-annually on January 1 and July 1 of each year. The Company is not required to make any mandatory redemption or sinking fund payment with respect to the Notes prior to maturity. The Notes are redeemable at the option of the Company, in whole or in part, on or after July 1, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined herein), the Company is required to make an irrevocable and unconditional offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

    This Prospectus may be used by Chase Securities Inc. ("Chase Securities"), in connection with offers and sales related to market-making transactions in the Notes. Chase Securities may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. See "Plan of Distribution."

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.
                             ---------------------

 THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
      ANY   REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL  OFFENSE.

                            ------------------------

                 The date of this Prospectus is April 28, 1997.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1, File No. 333-10491 (as amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securuties Act") with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain regional offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the Commission. The Company is currently subject to the informational requirements of the Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements with the Commission. The Company is required by the terms of the Indenture to furnish to the applicable trustee or transfer agent and the holder(s) of the Notes annual reports containing consolidated financial statements audited by its independent certified public accounts, with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year and with current reports on Form 8-K.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT WHERE OTHERWISE SPECIFIED, THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO THE FOLLOWING EVENTS: (I) A 100-TO-1 STOCK SPLIT EFFECTUATED ON JUNE 5, 1996; (II) THE REINCORPORATION OF THE COMPANY FROM A CALIFORNIA TO A DELAWARE CORPORATION, EFFECTUATED ON OCTOBER 11, 1996; (III) A 2.582-TO-1 STOCK SPLIT EFFECTUATED ON JANUARY 15, 1997; AND (IV) THE MANDATORY CONVERSION OF EACH OUTSTANDING SHARE OF 8% JUNIOR PREFERRED STOCK, $.01 PAR VALUE (THE "JUNIOR PREFERRED STOCK"), OF THE COMPANY INTO 6.667 SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE ("COMMON STOCK"), OF THE COMPANY UPON CONSUMMATION OF THE COMPANY'S INITIAL PUBLIC OFFERING ON MARCH 19, 1997.

                            MARKET-MAKING PROSPECTUS

    This Prospectus may be used by Chase Securities in connection with offers and sales related to transactions that stabilize, maintain or otherwise affect the price of the Notes offered hereby. Chase Securities may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. See "Plan of Distribution."

                                  THE COMPANY

    Guitar Center is a leading retailer of guitars, amplifiers, percussion instruments, keyboards and pro audio and recording equipment with 28 stores operating in 15 major U.S. markets as of December 31, 1996, including, among others, areas in or near Los Angeles, San Francisco, Chicago, Miami, Houston, Dallas, Detroit, Boston and Minneapolis. From fiscal 1992 through fiscal 1996, the Company's net sales and operating income before deferred compensation expense grew at compound annual rates of 25.6% and 43.0%, respectively. This growth was principally the result of strong and consistent comparable store sales growth, averaging 14.8% per year over such five-year period, and the opening of 13 new stores.

    Guitar Center offers a unique retail concept in the music products industry, combining an interactive, hands-on shopping experience with superior customer service and a broad selection of brand name, high-quality products at guaranteed low prices. The Company creates an entertaining and exciting atmosphere in its stores with bold and dramatic merchandise presentations, highlighted by bright, multi-colored lighting, high ceilings, music and videos. Management believes that approximately 80% of the Company's sales are to professional and aspiring musicians who generally view the purchase of music products as a career necessity. These sophisticated customers rely upon the Company's knowledgeable and highly trained salespeople to answer technical questions and to assist in product demonstrations.

    The Guitar Center prototype store generally ranges in size from 12,000 to 15,000 square feet (as compared to a typical music products retail store which averages approximately 3,200 square feet) and is designed to encourage customers to hold and play instruments. Each store carries an average of 7,000 core stock keeping units ("SKUs"), which management believes is significantly greater than a typical music products retail store, and is organized into five departments, each focused on one product category. These departments cater to a musician's specific product needs and are staffed by specialized salespeople, many of whom are practicing musicians. Management believes this retail concept differentiates the Company from its competitors and encourages repeat business.

    Guitar Center stores historically have generated strong and stable operating results. All of the Company's stores, after being open for at least twelve months, have had positive store-level operating income in each of the past five fiscal years.

    The following summarizes certain key operating statistics of a Guitar Center store and is based upon the 21 stores operated by the Company for the full year ended December 31, 1996:

Average 1996 net sales per square foot.........................  $      707
Average 1996 net sales per store...............................   9,148,000
Average 1996 store-level operating income (1)..................   1,402,000
Average 1996 store-level operating income margin (1)...........       15.3%

------------------------
(1) Store-level operating income includes individual store revenue and expenses plus allocated rebates, cash discounts and purchasing department salaries (based upon individual store sales).

    The United States retail market for music products in 1995 was estimated in a study by MUSIC TRADES magazine to be approximately $5.5 billion in net sales, representing a five-year compound annual growth rate of 7.9%. Products currently offered by Guitar Center include categories of products which account for approximately $4.0 billion of this market, representing a five-year compound annual growth rate of 8.6%. The industry is highly fragmented with the nation's leading five music products retailers (as measured by the number of stores operated by such retailers) accounting for approximately 8.4% of the industry's estimated net sales in 1995. Furthermore, approximately 90% of the industry's estimated 8,200 retailers operate only one or two stores. The Company believes that it benefits from several advantages relative to smaller competitors, including volume purchasing discounts, centralized operations and financial controls, advertising economies and the ability to offer an extremely broad and deep selection of merchandise.

    For the fiscal years ended December 31, 1994, 1995 and 1996, the Company recorded net income (loss) of $8.8 million, $10.9 million and ($72.4) million, respectively. The results for 1996 reflect $11.6 million for transaction costs and financing fees incurred in connection with the Recapitalization (as defined herein) and non-recurring deferred compensation expense of $71.8 million, substantially all of which related to the Recapitalization.

                               BUSINESS STRATEGY

    EXPANSION STRATEGY. Guitar Center's expansion strategy is to continue to increase its market share in existing markets and to penetrate strategically selected new markets. The Company plans to continue pursuing its strategy of clustering stores in major markets to take advantage of operating and advertising efficiencies and to enhance awareness of the Guitar Center name in new markets. The Company opened seven stores in fiscal 1996, and currently anticipates opening or acquiring approximately eight stores in each of fiscal 1997 and 1998. In the first four months of 1997, the Company opened three new stores and acquired two existing stores from a third party. In preparation for this expansion, management has dedicated substantial resources over the past several years to building the infrastructure and management information systems necessary to support a large national chain. In addition, the Company believes that it has developed a methodology for targeting prospective store sites which includes analyzing demographic and psychographic characteristics of potential store locations. Management also believes that there may be attractive opportunities to expand by selectively acquiring existing music products retailers.

    EXTENSIVE SELECTION OF MERCHANDISE. Guitar Center offers an extensive selection of brand name music products complemented by lesser known, hard to find items and unique vintage equipment. The average 7,000 core SKUs offered through each Guitar Center store provide a breadth and depth of in-stock items which management believes is not available from traditional music products retailers.

    HIGHLY INTERACTIVE, MUSICIAN-FRIENDLY STORE CONCEPT. Each Guitar Center store contains creative instrument presentations and colorful, interactive displays which encourage the customer to hold and play instruments as well as to participate in product demonstrations. In addition, private sound-controlled rooms enhance a customer's listening experience while testing various instruments.

    EXCEPTIONAL CUSTOMER SERVICE. The Company conducts extensive training programs for its salespeople, who specialize in one of the Company's five product categories. Many of the Company's salespeople are also musicians. With the advances in technology and continuous new product introductions in the music products industry, customers increasingly rely on qualified salespeople to offer expert advice and assist in product demonstrations. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is a critical part of Guitar Center's success.

    INNOVATIVE PROMOTIONAL AND MARKETING PROGRAMS. Guitar Center sponsors innovative promotional and marketing events which include in-store demonstrations, famous artist appearances and weekend themed sales events designed to create significant store traffic and exposure. In addition, the Company's special grand opening activities in new markets are designed to generate consumer awareness for each new store. Management believes that these events help the Company build a loyal customer base and encourage repeat business. Since its inception, the Company has compiled a unique, proprietary database containing information on more than one million customers. This database enables Guitar Center to advertise to select target customers based on historical buying patterns.

    GUARANTEED LOW PRICES. Guitar Center endeavors to be the low price leader in each of its markets which is underscored by a 30-day low price guarantee. The Company's size permits it to take advantage of volume discounts for large orders and other vendor supported programs. Although prices are usually determined on a regional basis, store managers are trained and authorized to adjust prices in response to local market conditions.

    EXPERIENCED AND MOTIVATED MANAGEMENT TEAM. The executive officers and key managers have an average of 11 years with the Company. In addition, as of the date of this Prospectus, executive officers and key managers beneficially own approximately 17.8% of the Company's outstanding Common Stock.

                              THE RECAPITALIZATION

    On June 5, 1996, the Company consummated a series of transactions to effect a recapitalization of the Company (the "Recapitalization") in order to transfer ownership of the Company from its sole stockholder, the Scherr Living Trust (the "Scherr Trust"), to members of management, Chase Venture Capital Associates, L.P. ("Chase Ventures") and an affiliated entity, Wells Fargo Small Business Investment Company, Inc. ("Wells Fargo") and Weston Presidio Capital II, L.P. ("Weston Presidio"). Chase Ventures, Wells Fargo and Weston Presidio are collectively referred to herein as the "Investors." See "The Recapitalization and Related Transactions."

                          THE INITIAL PUBLIC OFFERING

    On March 19, 1997, the Company completed an initial public offering (the "Offering") of Common Stock pursuant to which it sold 6,750,000 shares of Common Stock and received approximately $94.1 million in net cash proceeds (before deducting expenses associated with the Offering). On April 15, 1997, the Company sold an additional 1,012,500 shares of Common Stock and received an additional $14.1 million in net cash proceeds (before deducting expenses associated with the Offering) upon the underwriters' exercise in full of their over-allotment option. Upon consummation of the Offering, the Company converted 100% of the outstanding shares of its Junior Preferred Stock into shares of Common Stock at a ratio of 6.667 shares of Common Stock to each share of Junior Preferred Stock (the "Junior Preferred Stock Conversion"). Approximately $22.9 million of the net proceeds from the Offering was used to redeem, at a premium of 3%, all of the outstanding shares of the Company's 14% Senior Preferred Stock, $.01 par value per share (the "Senior Preferred Stock"); approximately $9.7 million of such proceeds was used to repay all amounts then-outstanding under the 1996 Credit Facility; approximately $18.4 million of such proceeds was used to redeem approximately 1,317,000 shares of Common Stock in the Management Tax Redemption (as defined herein); and approximately $37.9 million of such proceeds was used to redeem, at a premium of 10%, an aggregate of approximately $33.3 million principal amount of Notes on April 19, 1997 and to pay all accrued and unpaid interest with respect to the Notes called for redemption. The balance of the net proceeds was retained for general corporate purposes, including the acquisition of two musical instruments stores in the Atlanta, Georgia market in April 1997.

                              RECENT DEVELOPMENTS

    On April 16, 1997, the Company acquired all of the outstanding capital stock of Rhythm City, Inc. ("Rhythm City"), the operator of two musical instrument stores in the Atlanta, Georgia market for $10.3 million in cash, subject to adjustment based on the actual level of working capital on such date and other matters. The purchase price included the acquisition of the building and improvements of the flagship Rhythm City store in Atlanta. All of the debt and other liabilities of Rhythm City were either repaid or assumed by the sellers prior to closing.

                      STATUS OF THE OFFERING OF THE NOTES

    In December 1996, the Company completed an exchange offer pursuant to which $100 million aggregate principal amount of Notes was issued in exchange for an equal amount of then-outstanding, unregistered 11% Senior Notes due 2006 of the Company (the "Old Notes"). The Notes are substantially identical to the Old Notes, except that the Notes are not restricted securities for federal securities law purposes. The Company did not receive any proceeds from such exchange offer.

    In March 1997, the Company completed its Offering of Common Stock. Immediately following the Offering, the Company called for redemption, at a premium of 10%, an aggregate of $33,333,000 of Notes. The Company used approximately $37.9 million of the net proceeds from the Offering to redeem such Notes on April 19, 1997 and to pay all accrued and unpaid interest with respect to the Notes called for redemption. As of the date of this Prospectus, there are $66.7 million aggregate principal amount of Notes outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                   THE NOTES

SECURITIES OFFERED.....................  $66,667,000 million aggregate  principal amount  of
                                         11% Senior Notes due 2006.
MATURITY...............................  July 1, 2006.
INTEREST PAYMENT DATES.................  January 1 and July 1.
OPTIONAL REDEMPTION....................  The  Notes  are  redeemable at  the  option  of the
                                         Company, in whole or in  part, on or after July  1,
                                         2001,  at the  redemption prices  set forth herein,
                                         plus accrued and  unpaid interest, if  any, to  the
                                         date  of redemption.  See "Description  of Notes --
                                         Optional Redemption."
SINKING FUND...........................  None.
RANKING................................  The Notes are general, unsecured obligations of the
                                         Company. The Notes rank senior in right of  payment
                                         to all subordinate indebtedness of the Company, and
                                         PARI  PASSU  in  right of  payment  with  all other
                                         senior indebtedness of  the Company, including  the
                                         Company's  outstanding indebtedness  under the 1996
                                         Credit Facility. The 1996 Credit Facility, upon the
                                         occurrence of certain  events, will  be secured  by
                                         substantially all of the assets of the Company. See
                                         "Description  of  the  1996  Credit  Facility." The
                                         Company may borrow up to $25 million under the 1996
                                         Credit Facility, as  in place on  the date  hereof,
                                         and  could borrow additional amounts if and when it
                                         enters into a secured successor bank facility which
                                         it  is  currently  negotiating.  See  "Management's
                                         Discussion  and Analysis of Financial Condition and
                                         Results  of   Operations--Liquidity   and   Capital
                                         Resources."  As of the date of this Prospectus, the
                                         Company had no outstanding indebtedness, other than
                                         the Notes.

CHANGE OF CONTROL OFFER................  Upon a Change of  Control (as defined herein),  the
                                         Company will be required to make an irrevocable and
                                         unconditional  offer to  repurchase all outstanding
                                         Notes at  101% of  the aggregate  principal  amount
                                         thereof,  plus accrued and unpaid interest, if any,
                                         to the date of repurchase. A Change of Control will
                                         not  result  from   a  sale  of   the  Company   or
                                         substantially  all  of  the Company's  assets  to a
                                         person or group  of persons who  are Investors  (as
                                         defined herein) and the Holders (as defined herein)
                                         would  not receive the benefit of this provision in
                                         the event of such  a transaction. See  "Description
                                         of  Notes  --  Certain Covenants  --  Repurchase of
                                         Notes at the Option of the Holder Upon a Change  of
                                         Control."
CERTAIN COVENANTS......................  The   Indenture  contains  certain  covenants  with
                                         respect to the  Company that,  among other  things,
                                         limit   the   ability  of   the  Company   and  any
                                         subsidiaries of the Company to (i) incur additional
                                         Indebtedness and issue  Disqualified Capital  Stock
                                         (as  defined  herein); (ii)  pay dividends  or make
                                         other distributions and certain investments;  (iii)
                                         create certain liens; (iv) sell certain assets; (v)
                                         enter into certain transactions with affiliates; or
                                         (vi)  enter into certain  mergers or consolidations
                                         involving the Company. See "Description of Notes --
                                         Certain Covenants."

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered by Holders prior to purchasing any Notes.

                           FORWARD LOOKING STATEMENTS

    Information contained in this Prospectus includes "forward-looking statements" that are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "continue," "plans," "intends" or other similar terminology. See "Risk Factors."

    The Company is a Delaware corporation with its principal executive offices located at 5155 Clareton Drive, Agoura Hills, California 91301, and its telephone number is (818) 735-8800.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The financial data for the fiscal year ended October 31, 1992, the two months ended December 31, 1992 and the fiscal years ended December 31, 1993, 1994, 1995 and 1996 has been derived from the audited financial statements of the Company. The PRO FORMA financial data set forth below is not necessarily indicative of the results that would have been achieved or that may be achieved in the future. The summary historical and PRO FORMA financial data should be read in conjunction with "The Recapitalization and Related Transactions," "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere herein.

                                                    FISCAL
                                                     YEAR
                                                     ENDED    TWO MONTHS                 FISCAL YEAR
                                                    OCTOBER     ENDED                       ENDED
                                                      31,    DECEMBER 31,               DECEMBER 31,
                                                    -------  ------------   -------------------------------------
                                                     1992        1992        1993      1994      1995      1996
                                                    -------  ------------   -------  --------  --------  --------
                                                                   (IN THOUSANDS, EXCEPT STORE AND
                                                                      INVENTORY OPERATING DATA)
INCOME STATEMENT DATA:
  Net sales.......................................  $85,592    $18,726      $97,305  $129,039  $170,671  $213,294
  Gross profit....................................  25,472       5,393       28,778    36,764    47,256    60,072
  Selling, general and administrative expenses....  20,998       3,547       21,889    26,143    32,664    41,345
  Deferred compensation expense (1)...............   --            373        1,390     1,259     3,087    71,760
  Operating income (loss).........................  4,474        1,473        5,499     9,362    11,505   (53,033)
  Non recurring transaction expense...............   --         --            --        --        --       (6,942)
  Net income (loss)...............................  3,987        1,385        5,105     8,829    10,857   (72,409)

PRO FORMA FOR INCOME TAX PROVISION: (2)
  Historical income (loss) before provision for
   income taxes...................................  $4,076     $ 1,424      $ 5,251  $  9,155  $ 11,202  $(72,270)
  Pro forma provision for income taxes............  1,753          773        2,856     4,478     6,144     --
                                                    -------  ------------   -------  --------  --------  --------
  Pro forma net income (loss).....................  $2,323     $   651      $ 2,395  $  4,677  $  5,058  $(72,270)
                                                    -------  ------------   -------  --------  --------  --------
                                                    -------  ------------   -------  --------  --------  --------
OPERATING DATA:
  Net sales per gross square foot (3).............  $ 429       --          $   478  $    546  $    661  $    707
  Stores open at end of period....................     15           15           17        20        21        28
  Net sales growth................................  14.3%        18.7%        13.7%     32.6%     32.3%     25.0%
  Increase in comparable store sales (4)..........  11.5%        18.7%        11.4%     17.3%     23.4%     10.2%
  Inventory turns.................................   3.3x         3.4x         3.1x      3.4x      3.7x      3.4x
  Ratio of earnings to fixed charges (5)..........   5.8x        13.8x         9.1x     11.6x     11.7x     --
  Capital expenditures............................  $ 445      $   966      $ 2,618  $  3,277  $  3,432  $  6,133

                                                                                             FISCAL YEAR ENDED
                                                                                             DECEMBER 31, 1996
                                                                                             ------------------
                                                                                               (IN THOUSANDS)
PRO FORMA DATA: (6)
  Net sales................................................................................      $  213,294
  Operating income.........................................................................          19,159
  Net income...............................................................................           6,456

                                             FOOTNOTES APPEAR ON FOLLOWING PAGE.

                                                                                AS OF DECEMBER 31, 1996
                                                                             ------------------------------
                                                                             HISTORICAL    AS ADJUSTED (7)
                                                                             -----------  -----------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents................................                   $      47       $  25,912
  Net working capital......................................                      27,436          56,837
  Total assets.............................................                      74,849          99,591
  Total long term and revolving debt (including current
   maturities).............................................                     103,536          66,667
  Senior preferred stock...................................                      15,186          --
  Junior preferred stock...................................                     138,610          --
  Warrants.................................................                       6,500           6,500
  Stockholders' equity (deficit)...........................                     (68,815)          7,982

------------------------------
(1) For 1996, the Company recorded a non-recurring deferred compensation expense of $71.8 million, of which $69.9 million related to the cancellation and exchange of management stock options pursuant to the Recapitalization and $1.9 million related to a non-cash charge resulting from the grant of stock options to management by the Investors. The Company has not, and will not, incur any obligation in connection with such grant of options by the Investors. See "The Recapitalization and Related Transactions" and "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(2) Pro forma provision for income taxes reflects the estimated statutory provision of 43% for income taxes assuming the Company was a "C" corporation.

(3) Net sales per gross square foot does not include new stores opened during the reporting period. Information for the two months ended December 31, 1992 is not meaningful.

(4) Compares net sales for the comparable periods, excluding net sales attributable to stores not open for 14 months.

(5) For the purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs and one third of lease expense, which management believes is representative of the interest components of lease expense. Earnings were insufficient to cover fixed charges by $72.3 million for the year ended December 31, 1996.

(6) The pro forma data reflect adjustments as if the Recapitalization, the Junior Preferred Stock Conversion, the sale of the Notes, the Offering and the application of the net proceeds therefrom to redeem all of the shares of Senior Preferred Stock, approximately $33.3 million aggregate principal amount of the Notes and certain shares of Common Stock in the Management Tax Redemption had been consummated and were effective as of January 1, 1996.

(7) The pro forma balance sheet data give effect to the Junior Preferred Stock Conversion, the Offering and the application of the net proceeds therefrom to redeem all of the shares of Senior Preferred Stock, approximately $33.3 million aggregate principal amount of the Notes and certain shares of Common Stock in the Management Tax Redemption, as if such transactions had been consummated and were effective on such date.

                                  RISK FACTORS

    PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING SPECIFIC INVESTMENT CONSIDERATIONS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF THE COMPANY.

AGGRESSIVE GROWTH STRATEGY

    The Company intends to pursue an aggressive growth strategy by opening additional stores in new and existing markets. The Company, which operated 28 stores as of December 31, 1996, opened seven stores in fiscal 1996 and expects to open or acquire approximately eight stores in each of fiscal 1997 and fiscal 1998, which represents significant increases in the number of stores previously opened and operated by the Company. In the first four months of 1997, the Company opened three new stores and acquired two existing stores from a third party. Although historically the Company has opened new stores and expanded or relocated existing stores, prior to 1996 the Company had not opened more than four new stores for any twelve-month period for the prior three fiscal years. See "Business -- Properties." The Company's expansion plan is dependent upon a number of factors, including the identification of suitable sites, the negotiation of acceptable leases for such sites, the hiring, training and retention of skilled personnel, the availability of adequate management and financial resources, the adaptation of its distribution and other operational and management information systems to such sites, the ability and willingness of the Company's vendors to supply its needs on a timely basis and other factors, some of which are beyond the control of the Company. There can be no assurance that the Company will be successful in opening such new stores on schedule, if at all, or that such newly opened stores will achieve sales and profitability levels comparable to existing stores, if they are profitable at all, or that the Company will improve its overall market position and profitability as a result therefrom.

    The Company's expansion strategy includes clustering stores in each of its markets which has, in certain instances, resulted in some transfer of sales from existing stores to new locations. There can be no assurance that the opening of one or more new stores in a market area containing an existing store or stores will not reduce the sales and profitability level of any of the stores in such market area. In addition, the Company's expansion into new markets has in certain circumstances presented competitive and merchandising challenges that are different from those currently encountered by the Company in its existing markets. These challenges include the effective management of stores that are in distant locations and the incurrence of significant start-up costs, including costs related to promotions and advertising. Although the Company is continually evaluating the adequacy of its existing systems and procedures, including store management, financial controls and management information systems in connection with the Company's planned expansion, there can be no assurance that the Company will adequately anticipate all of the changing demands which its expanding operations will impose on such systems. The failure by the Company to identify and respond to such demands may have an adverse effect on the Company's results of operations, financial condition, business and prospects.

    The Company also believes that there may be attractive opportunities to expand by selectively acquiring existing music product retailers. For example, in April 1997 the Company consummated the acquisition of a music products retailer operating two stores in the Atlanta, Georgia market. See "Summary -- Recent Developments." The Company, in the ordinary course of business, regularly evaluates and enters into negotiations relating to potential acquisition candidates in new and existing market areas. Any such transactions may involve the payment by the Company of cash or securities (including equity securities), or a combination thereof. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices or consummate additional acquisitions. Further, acquisitions may involve a number of special risks, including diversion of management's attention, the inability to integrate successfully any acquired business, the incurrence of legal liabilities and unanticipated events or circumstances, some or all of which could have a material adverse effect on the Company's results of operations, financial condition, business and prospects. See "Business."

DEPENDENCE ON SUPPLIERS

    The Company's business and its expansion plans are dependent to a significant degree upon its suppliers. As it believes is customary in the industry, the Company does not have any long-term supply contracts with its suppliers. The loss of certain key vendors or the failure to establish and maintain relationships with brand name vendors could have a material adverse effect on the Company's business. The Company believes it currently has adequate supply sources; however, there can be no assurance, especially given the Company's expansion plans, that the Company will be able to acquire sufficient quantities and an appropriate mix of such merchandise at acceptable prices or at all. Specifically, the establishment of additional stores in existing markets and the penetration of new markets is dependent to a significant extent on the willingness of vendors to supply those additional retail stores, of which there can be no assurance. As the Company continues to expand, the inability or unwillingness of a supplier to supply some or all of its merchandise to the Company in one or more markets could have a material adverse effect on the Company's results of operations, financial condition, business and prospects.

FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS

    Historically, the Company's sales growth has resulted in large part from comparable store sales growth. There can be no assurance that such growth will continue. A variety of factors affect the Company's comparable store sales results including, among others, competition, economic conditions, consumer trends, retail sales, music trends, changes in the Company's merchandise mix, distribution of products, transfer of sales to new locations, timing of promotional events and the Company's ability to execute its business strategy efficiently, including its strategy of clustering stores in certain markets. The Company's quarterly comparable store sales (net sales for comparable periods, excluding net sales attributable to stores not open for 14 months) results have fluctuated significantly in the past. The Company's comparable store sales growth was 24.4%, 30.1%, 25.5% and 16.3% in the first, second, third and fourth quarters of fiscal 1995, respectively, and 14.5%, 9.3%, 7.6% and 10.1% in the first, second, third and fourth quarters of fiscal 1996, respectively. The Company does not expect comparable store sales to continue to increase at historical rates, and there can be no assurance that comparable store sales will not decrease in the future. As is the case with many specialty retailers, the Company's comparable store sales results could cause the market price of the Common Stock and the Notes to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its continued success depends to a significant extent on the services of Larry Thomas, its President and Chief Executive Officer, and Marty Albertson, its Executive Vice President and Chief Operating Officer, as well as on its ability to attract and retain additional key personnel with the skills and expertise necessary to manage its existing business and effectuate its planned growth. The loss or unavailability of the services of one or both of these individuals or other key personnel could have a material adverse effect on the Company. In June 1996, in connection with the Recapitalization, the Company entered into a five-year employment agreement with each of Messrs. Thomas and Albertson. The Company currently carries key man insurance on the lives of Messrs. Thomas and Albertson in the amounts of $5.0 million and $3.5 million, respectively. See "Management." Historically, when filling its senior operations, sales and store management positions, the Company has generally followed a policy of "promotion from within." The success of the Company's growth strategy will also depend on its ability to promote existing well-trained store personnel to senior management and to retain such employees, as well as on its ability to attract and retain new employees who have the skill and expertise to manage the Company's business. Any inability to hire, retain and promote such personnel could have a material adverse effect on the Company's results of operations, financial condition, business and prospects. See "Business -- Customer Service" and "Management."

COMPETITION

    The retail market for musical instruments is fragmented and highly competitive. The Company competes with many different types of retailers who sell many or most of the items sold by the Company, including other specialty retailers and catalogue retailers. The Company's expansion into new markets in which its competitors are already established, competitors' expansion into markets in which the Company is currently operating, the adoption by competitors of innovative store formats and retail sales methods or the entry into the Company's markets by competitors with substantial financial or other resources may have a material adverse effect on the Company's results of operations, financial condition, business and prospects. See "Business -- Competition."

POTENTIAL CONSEQUENCES OF SIGNIFICANT LEVERAGE; RECENT LOSS

    The Company has significant financial leverage. On a PRO FORMA basis after giving effect to the Offering and the application of the net proceeds therefrom, as of December 31, 1996, the Company would have had approximately $66.7 million of outstanding long-term indebtedness, its ratio of total long-term debt to total capitalization would have been approximately 89% and it would have had a stockholders' equity of approximately $8.0 million. See "Capitalization" and "Unaudited Pro Forma Condensed Financial Data."

    The degree to which the Company is leveraged could have important consequences to the holders of the Notes, including the following: (i) the Company may not generate sufficient cash to service its debt obligations, including obligations under the Notes; (ii) the Company's ability to obtain financing for future working capital needs or other purposes may be limited;
(iii) a significant portion of the Company's cash flow from operations will be dedicated to debt service, thereby reducing funds available for operations; and
(iv) the substantial indebtedness and the restrictive covenants to which the Company is subject under the terms of its indebtedness, including the terms of the 1996 Credit Facility and the Indenture, may make the Company more vulnerable to economic downturns, may hinder its ability to execute its growth strategy, may reduce its flexibility to respond to changing business conditions and opportunities and may limit its ability to withstand competitive pressures. See "Description of Notes."

    The Company's ability to generate sufficient cash to meet its debt service obligations will depend on future operating performance, which will be subject, in part, to factors beyond its control, including prevailing economic conditions and financial, business and other factors. While the Company believes that cash flow from operations will be adequate to meet its debt service obligations, there can be no assurance that the Company will generate cash in sufficient amounts to meet such obligations. In the event the Company's operating cash flow is not sufficient to fund the Company's expenditures or to service its debt, including the Notes, the Company may be required to raise additional financing through equity offerings, the refinancing of all or part of its indebtedness, including the Notes, or sales of its assets. There can be no assurance that the Company will be able to obtain any such additional financing or effect satisfactory refinancings or asset sales on favorable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    For the year ended December 31, 1996, the Company had a net loss of $72.4 million. The results for such period reflect non-recurring deferred compensation expense of $71.8 million and $11.6 million for transaction costs and financing fees incurred in connection with the Recapitalization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal 1996 Compared to Fiscal 1995."

FRAUDULENT TRANSFER CONSIDERATIONS

    The obligations of the Company under the indebtedness represented by the Notes may be subject to review under relevant federal and state fraudulent transfer laws, as well as other similar laws regarding creditors rights generally or distributions to stockholders, if a bankruptcy case or a lawsuit (including circumstances not involving bankruptcy) is commenced by or on behalf of any unpaid creditor or a representative of the Company's creditors, such as a trustee in bankruptcy or the Company as debtor in possession. If a court, in such a lawsuit, were to find that the Company incurred the indebtedness represented by the Bridge Facility (as defined below) or the Notes (i) with the intent to hinder, delay or defraud present or future creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or (ii) received less than a reasonably equivalent value or fair consideration for any such indebtedness and, at the time of such incurrence (a) was insolvent; (b) was rendered insolvent by reason of such incurrence; (c) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or (d) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the obligations under the Notes, direct the return on any amounts paid thereunder to the Company or to a fund for the benefit of its creditors, subordinate such obligations to all other indebtedness of the relevant obligor or take other action detrimental to the holders of the Notes.

    The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a company would be considered insolvent if either (i) the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation; or (ii) if the then fair saleable value of its assets is less than the amount that is required to pay its probable liability on its existing debts (including contingent or unliquidated debts) as they become absolute and matured.

    A court would likely conclude that the Company did not receive reasonably equivalent value or fair consideration for incurring its obligation under the Notes to the extent that the proceeds of the Notes were used to refinance the Bridge Facility and the Bridge Facility was used to repurchase stock of the Company from any of its stockholders. The Company, however, believes that it was at the time of the Recapitalization and is now solvent and that it had at the time of the Recapitalization and now has sufficient capital to carry on its business and that it believed at the time of the Recapitalization and now believes that it was and will be able to pay its debts as they mature. There can be no assurance, however, that a court would reach the same conclusion.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

    As of December 31, 1996, 13 of the Company's stores were located in California and generated 55.9% and 52.8% of the Company's net sales for fiscal 1995 and 1996, respectively. Although the Company has opened and acquired stores in other areas in the United States, a significant percentage of the Company's net sales is likely to remain concentrated in California for the foreseeable future. Consequently, the Company's results of operations and financial condition are heavily dependent upon general consumer trends and other general economic conditions in California and are subject to other regional risks, including the risk of seismic activity. The Company does not maintain earthquake insurance. See "Business -- Properties."

IMPACT OF ECONOMIC CONDITIONS ON INDUSTRY RESULTS; CHANGING CONSUMER PREFERENCES

    The Company's business is sensitive to consumer spending patterns, which in turn are subject to, among other things, prevailing economic conditions. There can be no assurance that consumer spending will not be affected by economic conditions, thereby impacting the Company's growth, net sales and profitability. A deterioration in economic conditions in one or more of the markets in which the Company's stores are concentrated could have a material adverse effect on the Company's results of operations, business and prospects. Although the Company attempts to stay abreast of consumer preferences for musical products and accessories historically offered for sale by the Company, any sustained failure by the Company to identify and respond to such trends would have a material adverse effect on the Company's results of operations, financial condition, business and prospects.

LIMITED TRADING MARKET FOR THE NOTES

    The Notes are not listed on any national securities exchange and are not admitted to trading on the National Association of Securities Dealers Automated Quotation System. The Company has been advised by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities that they presently intend to make a market in the Notes. However, DLJ and Chase Securities are not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest
rates,   the  Company's  results  of  operations  and  the  market  for  similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

    This Prospectus contains certain forward-looking statements, relating to, among other things, future results of operations, growth plans, sales, gross margin and expense trends, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the music products industry or the economy in general, the emergence of new or growing specialty retailers of music products and various other competitive factors that may prevent the Company from competing successfully in existing or future markets. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact be realized.

                 THE RECAPITALIZATION AND RELATED TRANSACTIONS

    On June 5, 1996, Guitar Center consummated a series of transactions to effect a Recapitalization of the Company in order to transfer ownership of the Company from its sole stockholder, the Scherr Trust, to members of management and the Investors. The Recapitalization included the following transactions: (i) members of the Company's management purchased 1,291,000 shares of Common Stock for $0.5 million in cash; (ii) members of the Company's management received 495,000 shares of Junior Preferred Stock, with an aggregate liquidation preference of $49.5 million, in exchange for cancellation of outstanding options exercisable for 127,809,000 shares of Common Stock; (iii) the Scherr Trust received 198,000 shares of Junior Preferred Stock, with an aggregate liquidation preference of $19.8 million, in exchange for 51,123,600 shares of Common Stock;
(iv) the Investors purchased 1,807,400 shares of Common Stock and 693,000 shares of Junior Preferred Stock for $70.0 million in cash; (v) the DLJ Investors (as defined herein) purchased 800,000 shares of Senior Preferred Stock, with an aggregate liquidation value of $20.0 million, and warrants (the "Warrants") to purchase 190,252 shares of Common Stock and 72,947 shares of Junior Preferred Stock, for an aggregate purchase price of $20.0 million in cash; (vi) GCMC Funding, Inc. ("DLJ Bridge") purchased $51.0 million aggregate principal amount of senior unsecured increasing rate notes for cash and Chemical Bank, a predecessor of The Chase Manhattan Bank ("Chemical"), loaned $49.0 million to the Company (together, the "Bridge Facility"); (vii) the Company repurchased 309,840,000 shares of Common Stock from the Scherr Trust for approximately $113.1 million in cash; (viii) the Company cancelled options to purchase 82,384,907 shares of Common Stock held by certain members of management in exchange for approximately $27.9 million in cash; and (ix) the Company cancelled its revolving credit facility (the "Old Credit Facility") upon repaying in cash the approximately $35.9 million outstanding pursuant thereto. Transaction costs and financing fees incurred by the Company to effect the Recapitalization and the Bridge Facility aggregated approximately $11.6 million. See "Certain Transactions."

    In connection with the Recapitalization, the Company granted options for the purchase of 43,344 units (a unit consisting of 2.582 shares of Common Stock, after giving effect to the stock splits described in this paragraph, and 99/100ths of a share of Junior Preferred Stock (each, a "Unit")) at an exercise price of $100 per Unit to each of Larry Thomas, its President and Chief Executive Officer, and Marty Albertson, its Executive Vice President and Chief Operating Officer and adopted the 1996 Plan (as defined herein) for the benefit of the Company's key employees. See "Management -- Management Stock Option Agreements; -- 1996 Performance Stock Option Plan." Upon consummation of the Recapitalization, management, the Investors, and the Scherr Trust owned approximately 35.7%, 50.0%, and 14.3%, respectively, of the issued and outstanding Common Stock of the Company. Immediately following the Recapitalization, the Company effected a 100-to-1 stock split. On October 11, 1996, the Company reincorporated from a California corporation to a Delaware corporation and changed the par value of its Common Stock, Senior Preferred Stock and Junior Preferred Stock. On January 15, 1997, the Company effectuated a 2.582-to-1 stock split. Upon the consummation of the Offering, each share of Junior Preferred Stock was automatically converted into 6.667 shares of Common Stock, and all outstanding shares of Senior Preferred Stock were redeemed, at a premium, with a portion of the net proceeds from the Offering. As of the date of this Prospectus, the Company's executive officers and key managers, the Investors and the Scherr Trust (and affiliated family trusts) beneficially own approximately 17.8%, 30.6% and 8.8%, respectively, of the outstanding shares of Common Stock. See "Principal Stockholders."

    Upon the effectiveness of the Recapitalization, the Company entered into a $25 million revolving credit facility (the "1996 Credit Facility") with Wells Fargo Bank, N.A. ("Wells Fargo Bank"). See "Description of the 1996 Credit Facility." On July 2, 1996 the Company issued in a private placement an aggregate of $100 million of Old Notes to DLJ and Chase Securities, as the Initial Purchasers. The proceeds of the offering of the Old Notes were applied to the retirement of the Bridge Facility. The Old Notes were resold by the Initial Purchasers pursuant to Rule 144A under the Securities Act ("Rule 144A") and were later exchanged for the Notes in an exchange offer registered under the Securities Act which was consummated in December 1996. The Notes are substantially identical to the Old Notes (except that the Notes are not restricted securities for federal securities law purposes). Approximately $33.3 million principal amount of the Notes were redeemed, at a premium, on April 19, 1997 with a portion of the net proceeds from the Offering. See "Description of Notes."

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of any Notes in any market-making transaction in connection with which this Propsectus may be delivered.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of December 31, 1996 and the as adjusted capitalization of the Company at that date after giving effect to the Offering and the application of a portion of the net proceeds therefrom. This table should be read in conjunction with "The Recapitalization and Related Transactions," "Unaudited Pro Forma Condensed Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                         AS OF DECEMBER 31, 1996
                                                                                        --------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Long-term debt (including current portion)
  Notes...............................................................................  $    100,000   $   66,667
  1996 credit facility................................................................         3,536       --
                                                                                        ------------  ------------
    Total long-term debt..............................................................       103,536       66,667
                                                                                        ------------  ------------
Senior preferred stock................................................................        15,186       --
Stockholders' equity (deficit)
  Junior preferred stock (1)..........................................................       138,610       --
  Warrants............................................................................         6,500        6,500
  Common stock 55,000,000 shares, $.01 par value, authorized; 3,622,804 shares outstanding, actual; 19,329,079 shares outstanding, as
   adjusted (1).......................................................................            36          193
  Additional paid-in capital..........................................................        (6,966)     220,548
  Retained earnings (deficit).........................................................      (206,995)    (219,259)
                                                                                        ------------  ------------
    Total stockholders' equity (deficit)..............................................       (68,815)       7,982
                                                                                        ------------  ------------
      Total capitalization............................................................  $     49,907   $   74,649
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------
(1) Under the terms of the Junior Preferred Stock, upon the consummation of the Offering each share of Junior Preferred Stock was converted automatically into 6.667 shares of Common Stock. Also excludes shares issuable upon the exercise of outstanding employee stock options and outstanding Warrants.

                       SELECTED HISTORICAL FINANCIAL DATA

    The selected financial data for the fiscal year ended October 31, 1992, the two months ended December 31, 1992 and the fiscal years ended December 31, 1993, 1994, 1995 and 1996 has been derived from the audited financial statements of the Company. The selected PRO FORMA financial data set forth below is not necessarily indicative of the results that would have been achieved or that may be achieved in the future. The selected historical and PRO FORMA financial data should be read in conjunction with "The Recapitalization and Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                              TWO
                                                         FISCAL YEAR        MONTHS
                                                            ENDED            ENDED             FISCAL YEAR ENDED DECEMBER 31,
                                                         OCTOBER 31,     DECEMBER 31,    ------------------------------------------
                                                            1992             1992          1993       1994       1995       1996
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS, EXCEPT STORE AND INVENTORY OPERATING DATA)
                                                       ----------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales............................................     $  85,592        $  18,726     $  97,305  $ 129,039  $ 170,671  $ 213,294
Cost of goods sold (1)...............................        60,120           13,333        68,527     92,275    123,415    153,222
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
  Gross profit.......................................     $  25,472        $   5,393     $  28,778  $  36,764  $  47,256  $  60,072
Selling, general and administrative expenses.........        20,998            3,547        21,889     26,143     32,664     41,345
Deferred compensation expense (2)....................            --              373         1,390      1,259      3,087     71,760
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
Operating income (loss)..............................     $   4,474        $   1,473     $   5,499  $   9,362  $  11,505  $ (53,033)
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
Other (expense) income
  Interest expense, net..............................          (457)             (49)         (271)      (252)      (368)   (12,169)
  Transaction expense and other expenses.............            59               --            23         45         65     (7,068)
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
                                                          $    (398)       $     (49)    $    (248) $    (207) $    (303) $ (19,237)
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
Income (loss) before provision for income taxes......         4,076            1,424         5,251      9,155     11,202    (72,270)
Provision for income taxes...........................            89               39           146        326        345        139
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
Net income (loss)....................................     $   3,987        $   1,385     $   5,105  $   8,829  $  10,857  $ (72,409)
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
PRO FORMA FOR INCOME TAX PROVISION (3):
Historical income (loss) before provision for income
 taxes...............................................     $   4,076        $   1,424     $   5,251  $   9,155  $  11,202  $ (72,270)
Pro forma provision for income taxes.................         1,753              773         2,856      4,478      6,144         --
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
Pro forma net income (loss)..........................     $   2,323        $     651     $   2,395  $   4,677  $   5,058  $ (72,270)
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
                                                       ---------------  ---------------  ---------  ---------  ---------  ---------
OPERATING DATA:
Net sales per gross square foot (4)..................     $     429               --     $     478  $     546  $     661  $     707
Net sales growth.....................................          14.3%            18.7%         13.7%      32.6%      32.3%      25.0%
Increase in comparable store sales (5)...............          11.5%            18.7%         11.4%      17.3%      23.4%      10.2%
Stores open at end of period.........................            15               15            17         20         21         28
Inventory turns......................................          3.3x             3.4x          3.1x       3.4x       3.7x       3.4x
Ratio of earnings to fixed charges(6)................          5.8x            13.8x          9.1x      11.6x      11.7x         --
Capital expenditures.................................     $     445        $     966     $   2,618  $   3,277  $   3,432  $   6,133
BALANCE SHEET DATA:
Net working capital..................................     $  11,923        $  12,679     $  10,243  $  11,468  $   6,002  $  27,436
Property, plant and equipment, net...................         7,888            8,677        10,066     11,642     13,276     14,966
Total assets.........................................        32,082           34,978        37,602     46,900     49,618     74,849
Total long term and revolving debt (including current
 debt)...............................................         6,103            5,001         3,400        825         --    103,536
Senior preferred stock...............................            --               --            --         --         --     15,186
Junior preferred stock...............................            --               --            --         --         --    138,610
Stockholders' equity (deficit).......................        16,612           17,997        18,484     23,424     19,763    (68,815)

                                             FOOTNOTES APPEAR ON FOLLOWING PAGE.

FOOTNOTES TO TABLE ON PREVIOUS PAGE.

----------------------------------

(1) Cost of goods sold includes buying and occupancy costs.

(2) For the fiscal year 1996, the Company recorded a non-recurring deferred compensation expense of $71.8 million, of which $69.9 million related to the cancellation and exchange of management stock options pursuant to the
    Recapitalization and $1.9 million related to a non-cash charge resulting from the grant of stock options to management by the Investors. The Company has not, and will not, incur any obligation in connection with such grant of options by the Investors. See "The Recapitalization and Related Transactions" and "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(3) Pro forma provision for income taxes reflects the estimated statutory provision for income taxes assuming the Company was a "C" corporation.

(4) Net sales per gross square foot does not include new stores opened during the reporting period. Information for the two month period ended December 31, 1992 is not meaningful.

(5) Compares  net  sales  for  the  comparable  periods,  excluding  net   sales
    attributable to stores not open for 14 months.

(6) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs, and one third of lease expense, which management believes is representative of the interest components of lease expense. Earnings were insufficient to cover fixed charges by $72.3 million for the year ended December 31, 1996.

                  UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

    The following unaudited PRO FORMA condensed financial data (the "Pro Forma Financial Data") have been prepared by the Company's management from the financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The unaudited PRO FORMA condensed statements of operations for the fiscal year ended December 31, 1996 reflects adjustments as if the Recapitalization, the Junior Preferred Stock Conversion, the sale of the Notes, the Offering and the application of a portion of the estimated net proceeds therefrom to redeem all outstanding shares of Senior Preferred Stock, a portion of the Notes and certain shares of Common Stock in the Management Tax Redemption and to repay amounts outstanding under the 1996 Credit Facility had been consummated and were effective as of January 1, 1996. The unaudited PRO FORMA condensed balance sheet as of December 31, 1996 gives effect to the Junior Preferred Stock Conversion and the application of the estimated net proceeds of the Offering as if they had occurred on such date.

    The financial effects of the Recapitalization and the Offering as presented in the Pro Forma Financial Data are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the Recapitalization and the Offering actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. The Pro Forma Financial Data should be read in conjunction with the notes thereto, which are an integral part thereof, the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                              PRO FORMA
                                                        ADJUSTMENTS         PRO FORMA                          FOR THE
                                                      RELATED TO THE         FOR THE        ADJUSTMENTS   RECAPITALIZATION,
                                                     RECAPITALIZATION   RECAPITALIZATION      RELATED      THE SALE OF THE
                                                      AND THE SALE OF    AND THE SALE OF      TO THE            NOTES
                                        HISTORICAL       THE NOTES          THE NOTES        OFFERING     AND THE OFFERING
                                        -----------  -----------------  -----------------  -------------  -----------------
                                                                          (IN THOUSANDS)
Net sales.............................   $ 213,294      $   --             $   213,294       $  --           $   213,294
Cost of sales, buying, and
 occupancy............................     153,222          --                 153,222          --               153,222
                                        -----------        --------     -----------------  -------------  -----------------
Gross profit..........................   $  60,072      $   --             $    60,072       $  --           $    60,072
Operating expenses....................      41,345             (432)(1)         40,913          --                40,913
Deferred compensation expense.........      71,760          (71,760)(2)        --               --               --
                                        -----------        --------     -----------------  -------------  -----------------
Operating income......................   $ (53,033)     $    72,192        $    19,159       $  --           $    19,159
Other (expenses) income:
  Interest expense....................     (12,177)             671(3)         (11,506)          3,792(4)         (7,714)
  Transaction expenses................      (6,942)           6,942(5)         --               --               --
  Interest income.....................           8          --                       8          --                     8
  Other...............................        (126)         --                    (126)         --                  (126)
                                        -----------        --------     -----------------  -------------  -----------------
                                         $ (19,237)     $     7,613        $   (11,624)      $   3,792       $    (7,832)
                                        -----------        --------     -----------------  -------------  -----------------
Income (loss) before provision for
 income taxes.........................     (72,270)          79,805              7,535           3,792            11,327
Provision for income taxes............         139            3,101(6)           3,240           1,631(6)          4,871
                                        -----------        --------     -----------------  -------------  -----------------
Net income (loss).....................   $ (72,409)     $    76,704        $     4,295       $   2,161       $     6,456
Preferred stock dividends.............      (7,951)          (6,083)(7)        (14,034)         14,034(8)        --
                                        -----------        --------     -----------------  -------------  -----------------
Net income (loss) available for common
 stockholders.........................   $ (80,360)     $    70,621        $    (9,739)      $  16,195       $     6,456
                                        -----------        --------     -----------------  -------------  -----------------
                                        -----------        --------     -----------------  -------------  -----------------

PRO FORMA
Historical income (loss) available to
 common stockholders before provision
 for income taxes.....................   $ (80,221)
Pro forma provision for income taxes
 (9)..................................      --
                                        -----------
Pro forma net income (loss) available
 to common stockholders...............   $ (80,221)
                                        -----------
                                        -----------

   See accompanying notes to the unaudited pro forma condensed statements of operations.

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

(1) Represents a reduction in (i) compensation expense historically paid to Raymond Scherr, the former Chairman of the Board; and (ii) bonuses paid to certain key executives based upon new bonus plans adopted as part of the Recapitalization and a non-recurring charge associated with options granted to management by the Investors.

(2) Represents the elimination of deferred stock compensation expense associated with the management stock options which were partially redeemed and partially exchanged for Junior Preferred Stock as part of the Recapitalization.

(3) The interest expense adjustment is as follows:

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                                 1996
                                                                                            ---------------
Historical interest expense...............................................................    $    12,177
Assumed interest expense on new credit facility for working capital purposes..............           (131)
Cash interest expense on the Notes at an interest rate of 11%.............................        (11,000)
                                                                                            ---------------
Total cash interest expense adjustment....................................................    $     1,046
Amortization of deferred financing fees
 on the Notes.............................................................................           (375)
                                                                                            ---------------
Total interest expense adjustment.........................................................    $       671
                                                                                            ---------------
                                                                                            ---------------

(4) The interest expense adjustment relating to the Offering is as follows:

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                                 1996
                                                                                            ---------------
Interest expense relating to borrowings under Notes repaid................................    $     3,667
Amortization of deferred financing fees under Notes repaid................................            125
                                                                                                  -------
Interest expense adjustment...............................................................    $     3,792
                                                                                                  -------
                                                                                                  -------

(5) Represents the elimination of non-recurring transaction expenses which are directly attributable to the Recapitalization.

(6) Reflects the estimated statutory provision for income taxes assuming the Company was a "C" corporation, and the increase in net expenses as a result of the adjustments described in notes (1), (2), (3), (4) and (5) above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."

(7) Represents accrued dividends on the Senior Preferred Stock and the Junior Preferred Stock.

(8) Preferred stock dividends include the difference between the liquidation value of the Senior Preferred Stock and the financial statement value for all periods presented. For pro forma financial statement purposes, the Senior Preferred Stock is assumed to be redeemed during the period and the Junior Preferred Stock is assumed to be converted into Common Stock.

(9) The Company was an "S" Corporation prior to the consummation of the Recapitalization on June 5, 1996. The pro forma statement of operations information reflects adjustments to historical net income (loss) as if the Company had elected "C" Corporation status for income tax purposes.

                UNAUDITED PRO FORMA CONDENSED BALANCE SHEET DATA

                                                                            AS OF DECEMBER 31, 1996
                                                                  --------------------------------------------
                                                                              ADJUSTMENTS
                                                                             RELATED TO THE      PRO FORMA
                                                                   ACTUAL       OFFERING      FOR THE OFFERING
                                                                  ---------  --------------   ----------------
                                                                                 (IN THOUSANDS)
ASSETS

Current assets:
  Cash and cash equivalents.....................................  $      47    $  25,865         $   25,912
  Accounts receivable...........................................      4,062      --                   4,062
  Inventories...................................................     49,705      --                  49,705
  Prepaid expenses and other current assets.....................      1,455      --                   1,455
                                                                  ---------  --------------   ----------------
    Total current assets........................................  $  55,269    $  25,865         $   81,134
Property and equipment, net.....................................     14,966      --                  14,966
Other assets....................................................      4,614       (1,123)(1)          3,491
                                                                  ---------  --------------   ----------------
      Total assets..............................................  $  74,849    $  24,742         $   99,591
                                                                  ---------  --------------   ----------------
                                                                  ---------  --------------   ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..............................................  $  14,005    $ --              $   14,005
  Accrued expenses and other current liabilities................     10,292      --                  10,292
  Revolving line of credit......................................      3,536       (3,536)(2)       --
                                                                  ---------  --------------   ----------------
    Total current liabilities...................................  $  27,833    $  (3,536)        $   24,297
Long term debt..................................................    100,000      (33,333)(1)         66,667
Long term liabilities...........................................        645      --                     645
                                                                  ---------  --------------   ----------------
    Total liabilities...........................................  $ 128,478    $ (36,869)        $   91,609
                                                                  ---------  --------------   ----------------
Senior preferred stock..........................................     15,186      (15,186)(4)       --
Stockholders' equity (deficit):
  Junior preferred stock........................................    138,610     (138,610)(7)       --
  Warrants......................................................      6,500      --                   6,500
  Common stock..................................................         36          157(5)             193
  Additional paid in capital....................................     (6,966)     227,514(6)         220,548
  Retained deficit..............................................   (206,995)     (12,264)(8)       (219,259)
                                                                  ---------  --------------   ----------------
    Total stockholders' equity (deficit)........................  $ (68,815)   $  76,797         $    7,982
                                                                  ---------  --------------   ----------------
      Total liabilities and stockholders' equity (deficit)......  $  74,849    $  24,742         $   99,591
                                                                  ---------  --------------   ----------------
                                                                  ---------  --------------   ----------------

  See accompanying notes to unaudited pro forma condensed balance sheet data.

           NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET DATA

(1) Represents the 10% premium paid to redeem approximately $33.3 million principal amount of Notes. Such redemption resulted in the proportionate reduction of long-term debt and the related unamortized financing costs and accrued interest.

(2) Represents the application of a portion of the net proceeds of the Offering to repay the line of credit under the 1996 Credit Facility.

(3) Represents payroll taxes to be paid by the Company upon conversion of management's Junior Preferred Stock to Common Stock.

(4) Represents the application of a portion of the net proceeds of the Offering to redeem the Senior Preferred Stock.

(5) Represents the adjustments to Common Stock as follows:

Net proceeds from the Offering...................................  $      78
Conversion of Junior Preferred Stock.............................         92(7)
Redemption of Common Stock.......................................        (13)(12)
                                                                   ---------
                                                                   $     157
                                                                   ---------
                                                                   ---------

(6) Represents adjustments to Additional Paid in Capital as follows:

Net proceeds from the Offering...................................  $ 107,400
Conversion of Junior Preferred Stock.............................    138,529(7)
Redemption of Common Stock.......................................    (18,415)(12)
                                                                   ---------
                                                                   $ 227,514
                                                                   ---------
                                                                   ---------

(7) Represents the conversion of the Junior Preferred Stock to Common Stock in conjunction with this Offering.

(8) Represents the adjustments to retained earnings as follows:

Premium on redemption of Preferred Stock.........................  $    (648)(11)
Premium on redemption of 33.3% of the Notes......................     (3,333)(9)
Write-off of a portion of deferred financing costs on Notes......     (1,123)(1)
Dividend on Senior Preferred Stock...............................     (6,416)(10)
Payroll taxes....................................................       (744)(3)
                                                                   ---------
                                                                   $ (12,264)
                                                                   ---------
                                                                   ---------

(9) Represents the 10% premium paid to redeem a portion of the Notes.

(10)Represents the difference between the amount of the Senior Preferred Stock as reported on the Financial Statements to be redeemed and its liquidation value.

(11)Represents the 3% premium paid to redeem the Senior Preferred Stock.

(12)Represents the redemption of shares of Common Stock pursuant to the Management Tax Redemption.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Guitar Center operated 28 stores in 15 major markets as of December 31, 1996. From 1992 to 1996, Guitar Center's net sales and operating income before deferred compensation expense grew at compound annual growth rates of 25.6% and 43.0%, respectively, principally due to comparable store sales growth averaging 14.8% per year and the opening of new stores. Guitar Center achieved comparable store net sales growth of 17.3%, 23.4% and 10.2% for the fiscal years ended December 31, 1994, 1995 and 1996, respectively. These increases were primarily attributable to increases in unit sales rather than increases in prices or changes in product mix. Management believes such volume increases are the result of the continued success of the Company's implementation of its business strategy, continued strong growth in the music products industry and increasing consumer awareness of the Guitar Center name. The Company does not expect comparable store sales to continue to increase at historical rates.

    The Company opened seven stores in fiscal 1996 and presently expects to open or acquire approximately eight stores in each of fiscal 1997 and 1998. In preparation for these additional stores, management has dedicated a substantial amount of resources over the past several years to building the infrastructure necessary to support a large, national chain. For example, the Company spent $2.9 million from January 1, 1993 to December 31, 1995 on system upgrades to support the storewide integration of a state-of-the-art management information system. The Company has also established centralized operating and financial controls and has implemented an extensive training program to ensure a high level of customer service in its stores. Management believes that the infrastructure is in place to support its needs for the immediately foreseeable future, including its present expansion plans as described herein.

    Guitar Center's expansion strategy includes opening or acquiring additional stores in certain of its existing markets and entering new markets. As part of its store expansion strategy, the Company opened five stores during a 14-month period from October 1993 through November 1994. Additionally, the Company opened one store in December 1995, seven stores in 1996 and opened three new stores and acquired two existing stores from a third party during the first four months of 1997. The Company will continue to pursue its strategy of clustering stores in major markets to take advantage of operating and advertising efficiencies and to build awareness of the Guitar Center name in new markets. In some markets where the Company has pursued its clustering strategy, there has been some transfer of sales from certain existing stores to new locations. Generally, however, mature stores have demonstrated net sales growth rates consistent with the Company average. As the Company enters new markets, management expects that it will initially incur higher administrative and advertising costs per store than it currently experiences in established markets.

    The following table sets forth certain historical income statement data as a percentage of net sales:

                                                                                            FISCAL YEAR ENDED
                                                                                               DECEMBER 31,
                                                                                    ----------------------------------
                                                                                       1994        1995        1996
                                                                                    ----------  ----------  ----------
Net sales.........................................................................      100.0%      100.0%      100.0%
Gross profit......................................................................       28.5        27.7        28.2
Selling, general and administrative expenses......................................       20.3        19.2        19.4
                                                                                    ----------  ----------  ----------
Operating income before deferred compensation expense.............................        8.2         8.5         8.8
Deferred compensation expense.....................................................        0.9         1.8        33.7
                                                                                    ----------  ----------  ----------
Operating income (loss)...........................................................        7.3         6.7       (24.9)
Interest expense, net.............................................................        0.2         0.1         5.7
Transaction expenses and other....................................................      --          --            3.3
                                                                                    ----------  ----------  ----------
Income (loss) before income taxes.................................................        7.1         6.6       (33.9)
Income taxes......................................................................        0.3         0.2       --
                                                                                    ----------  ----------  ----------
Net income (loss).................................................................        6.8%        6.4%      (33.9)%
                                                                                    ----------  ----------  ----------
                                                                                    ----------  ----------  ----------

    FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales for the year ended December 31, 1996 increased 25.0% to $213.3 million from $170.7 million in fiscal 1995. This growth was attributable to an increase of $25.6 million in new store net sales, accounting for 60.1% of such increase. In addition, comparable store net sales increased 10.2%, or $17.0 million, accounting for 39.9% of such increase. The increase in comparable net store sales was primarily attributable to increases in unit sales rather than increases in prices or changes in the mix of sales between the product categories. Such volume increases were primarily the result of the continued success of the Company's implementation of its business strategy, continued strong growth in the music products industry and increasing consumer awareness of Guitar Center stores.

    Gross profit for fiscal 1996 compared to fiscal 1995 increased 27.1% to $60.1 million from $47.3 million in fiscal 1995. Gross profit as a percentage of net sales ("gross margin") for fiscal 1996 increased to 28.2% from 27.7% in fiscal 1995. This increase in gross margin was primarily the result of the introduction and sales of higher margin high-technology pro audio and recording equipment.

    Selling, general and administrative expenses for fiscal 1996 increased 26.6% to $41.3 million from $32.7 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses for fiscal 1996 increased to 19.4% from 19.2% in fiscal 1995. This change reflects an increase in the number of store employees in anticipation of continued comparable store sales growth, as well as the incremental cost of staffing newly opened stores prior to sales reaching mature levels. During fiscal 1996, seven new stores commenced operation and were open an average of four and a half months. In addition, the increase reflects increases in corporate personnel and management information systems expenses associated with the Company's continuing expansion.

    Deferred compensation expense for fiscal 1996 increased to $71.8 million from $3.1 million in fiscal 1995. The deferred compensation expense resulted from a $69.9 million charge related to the purchase and exchange of management stock options and the cancellation of the Company's prior stock option program and a $1.9 million non-cash charge related to stock options granted by the Investors to certain members of management. These expenses are non-recurring. The Company has not, and will not, incur any obligation in connection with such grant of options by the Investors. See "The Recapitalization and Related Transactions" and "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

    The operating loss for fiscal 1996 was $53.0 million compared to operating income of $11.5 million in fiscal 1995. Operating income before deferred compensation expense increased 28.1% to $18.7 million from $14.6 million over the comparable period. As a percentage of net sales, operating income before deferred compensation expense for fiscal 1996 increased to 8.8% from 8.5% in the prior year.

    Interest expense, net for fiscal 1996 increased to $12.2 million from $0.4 million in fiscal 1995. This increase was attributable to the write-off of financing fees of $4.7 million and interest of $7.5 million on outstanding borrowings during the seven months following the Recapitalization.

    Nonrecurring  transaction   expenses  of   $6.9  million   related  to   the
Recapitalization were expensed in fiscal 1996.

    Net income (loss) for fiscal 1996 decreased to ($72.4) million from $10.9 million in fiscal 1995.

    FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales for the year ended December 31, 1995 increased 32.3% to $170.7 million from $129.0 million in fiscal 1994. This growth was attributable to an increase of 23.4% in comparable store net sales which contributed $28.4 million, or 68.1% of the increase. In addition, $13.3 million was contributed from new store sales which accounted for 31.9% of the increase. The increase in comparable store net sales was primarily attributable to increases in unit sales rather than increases in prices or changes in the mix of products sold. Such volume increases were primarily the result of the continued implementation of the Company's business strategy, continued strong growth in the music products industry and increasing consumer awareness of Guitar Center stores.

    Gross profit for fiscal 1995 increased 28.5% to $47.3 million from $36.8 million in fiscal 1994. Gross margin for fiscal 1995 decreased to 27.7% from 28.5% in fiscal 1994. This decrease in gross margin was primarily the result of
(i) an increase in the proportion of total net sales attributable to lower margin pro-audio and recording equipment and (ii) the continuation of a sales program which emphasized volume increases, customer service and market share over gross margin.

    Selling, general and administrative expenses for fiscal 1995 increased 24.9% to $32.7 million from $26.1 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses for fiscal 1995 decreased to 19.2% from 20.3% in fiscal 1994 reflecting the leveraging of fixed expenses over greater store net sales.

    Deferred compensation expense for fiscal 1995 increased 145.2% to $3.1 million from $1.3 million in fiscal 1994. Deferred compensation relates to non-cash expenses associated with the Company's prior stock option program.

    Operating income after deferred compensation for fiscal 1995 increased 22.9% to $11.5 million from $9.4 million for fiscal 1994. Operating income before deferred compensation increased 37.4% to $14.6 million from $10.6 million over the comparable period. As a percentage of net sales, operating income before deferred compensation for fiscal 1995 increased to 8.5% from 8.2% for fiscal 1994. This increase was primarily attributable to the decrease in selling, general and administrative expenses as a percentage of net sales, offset by the decrease in gross margin.

    Interest expense, net for fiscal 1995 increased 46.0% to $0.4 million from $0.3 million for fiscal 1994. This increase was attributable to increased borrowings to fund distributions to the Company's former sole stockholder.

    Net income for fiscal 1995 increased 23.0% to $10.9 million from $8.8 million for fiscal 1994.

    FISCAL 1994 COMPARED TO FISCAL 1993

    Net sales for fiscal 1994 increased 32.6% to $129.0 million from $97.3 million in fiscal 1993. This growth was attributable to an increase of 17.3% in comparable store sales which contributed $15.9 million, or 50% of the increase. In addition, $15.8 million was contributed from new store sales which accounted for 50% of the increase. The increase in comparable store sales was primarily attributable to increases in unit sales rather than increases in prices or the mix of products sold. Such volume increases were primarily the result of the implementation of the Company's business strategy, continued strong growth in the music products industry and increasing consumer awareness of Guitar Center stores.

    Gross profit for fiscal 1994 increased 27.7% to $36.8 million from $28.8 million in fiscal 1993. Gross margin for fiscal 1994 decreased to 28.5% from 29.6% in fiscal 1993. This decrease in gross margin was primarily the result of
(i) an increase in the percentage of total net sales attributable to lower margin pro-audio and recording equipment and (ii) the implementation of a sales program which emphasized volume increases, customer service and market share over gross margin.

    Selling, general and administrative expenses for fiscal 1994 increased 19.4% to $26.1 million from $21.9 million in fiscal 1993. As a percentage of net sales, selling, general and administrative expenses for fiscal 1994 decreased to 20.3% from 22.5% in fiscal 1993, reflecting the leveraging of fixed expenses over greater store net sales.

    Deferred compensation expense for fiscal 1994 decreased 9.4% to $1.3 million from $1.4 million in fiscal 1993. Deferred compensation relates to non-cash expenses associated with the Company's prior stock option program.

    Operating income after deferred compensation for fiscal 1994 increased 70.2% to $9.4 million from $5.5 million for fiscal 1993. Operating income before deferred compensation increased 54.2% to $10.6 million from $6.9 million over the comparable period. As a percentage of net sales, operating income before deferred compensation for fiscal 1994 increased to 8.2% from 7.1% for fiscal 1993. This increase was primarily attributable to the decrease in selling, general and administrative expenses as a percentage of net sales, offset by the decrease in gross profit as a percentage of net sales.

    Interest expense, net for fiscal 1994 remained unchanged at $0.3 million from fiscal 1993.

    Net income for fiscal 1994 increased 72.9% to $8.8 million from $5.1 million for fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

    On March 19, 1997, the Company completed the Offering pursuant to which it sold 6,750,000 shares of Common Stock and received approximately $94.1 million in net cash proceeds (before deducting expenses associated with the Offering). On April 15, 1997, the Company sold an additional 1,012,500 shares of Common Stock and received an additional $14.1 million in net cash proceeds upon the underwriters' exercise in full of their over-allotment option. Approximately $22.9 million of the net proceeds from the Offering was used to redeem, at a premium, all of the Company's outstanding Senior Preferred Stock. As a result, the Company will report a dividend for the first quarter of 1997 in an amount equal to the difference between the financial statement value of the Senior Preferred Stock and the face amount thereof, plus the aggregate amount of the premium paid on the Senior Preferred Stock. Immediately following the Offering, the Company called for redemption, at a premium, an aggregate of approximately $33.3 million of Notes. Approximately $37.9 million of the net proceeds from the Offering were used to redeem such Notes on April 19, 1997 and to pay all accrued and unpaid interest with respect to the Notes called for redemption. Accordingly, the Company anticipates that an extraordinary charge to operations will be incurred equal to the aggregate amount of the premium paid on the Notes called for redemption plus the write-off of one-third of the unamortized deferred financing fees associated with the issuance of such Notes. Approximately $9.7 million of the net proceeds from the Offering was used to repay all amounts outstanding under the 1996 Credit Facility. Approximately $18.4 million of the net proceeds from the Offering was used to redeem approximately 1,317,000 shares of Common Stock in the Management Tax Redemption. The balance of the net proceeds were retained for general corporate purposes, including the acquisition of two musical instruments stores in the Atlanta, Georgia market in April 1997.

    Guitar Center's need for liquidity will arise primarily from interest payable on its indebtedness and the funding of the Company's capital expenditure and working capital requirements, as well as possible acquisitions. The Company has historically financed its operations through internally generated funds and borrowings under its credit facilities. The Company has no mandatory payments of principal on the Notes prior to their final maturity in 2006. The Company presently has no amounts outstanding under its 1996 Credit Facility. The interest rate under the 1996 Credit Facility as of the date of this Prospectus was 9.75% on prime rate based borrowings and 8.40% on Eurodollar rate based borrowings. The agreement underlying the 1996 Credit Facility expires June 1, 2001 and includes certain restrictive covenants which, among other things, require the Company to maintain certain financial ratios. The Company was in compliance with respect to all such requirements as of December 31, 1996. The Company may borrow up to $25 million under the 1996 Credit Facility, as in place on the date hereof. The Company is currently negotiating a secured successor bank facility to replace the 1996 Credit Facility, although no agreement has been reached as of the date of this Prospectus. If and when the Company enters into such a successor facility, it presently expects that such facility would permit borrowings in excess of the $25 million of borrowings permitted under the 1996 Credit Facility.

    For fiscal 1996, cash used in operating activities was $44.9 million. During fiscal 1995, cash provided by operating activities was $16.4 million. Cash provided by financing activities was $49.3 million for fiscal 1996, which includes the effects of the Recapitalization. Cash used in financing activities during fiscal 1995 was $15.3 million which consisted primarily of distributions to the Company's former sole stockholder of $14.5 million.

    Capital expenditures totaled  $6.1 million  for fiscal  1996. The  Company's
capital   expenditures  related  to  the   opening  of  new  stores,  management
information systems and store remodels.

    The Company intends to pursue an aggressive growth strategy by opening additional stores in new and existing markets. Each new store typically has required approximately $1.5 million for gross inventory. Historically, the Company's cost of capital improvements for an average new store has been approximately $450,000, consisting of leasehold improvements, fixtures and equipment. Pre-opening costs for new stores have averaged approximately $110,000 per new store, the majority of which are expensed and the remaining portion of which are capitalized and amortized over a twelve-month period. Nominal pre-opening costs are incurred for the stores that are relocated.

    The Company also believes that there may be attractive opportunities to expand by selectively acquiring existing music product retailers. For example, in April 1997 the Company consummated the acquisition of a music products retailer operating two stores in the Atlanta, Georgia market. See "Summary -- Recent Developments." The Company, in the ordinary course of business, regularly evaluates and enters into negotiations relating to potential acquisition candidates in new and existing market areas. Any such transactions may involve the payment by the Company of cash or securities (including equity securities), or a combination thereof. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices or consummate additional acquisitions.

    Management believes that the Company has adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for at least the next twelve months, including its present plans for expansion as described elsewhere herein. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations and borrowings under the 1996 Credit Facility, or a replacement facility (if implemented). Depending on market conditions, the Company may also incur additional indebtedness or issue equity securities. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, if at all.

    In December 1996, Chase Ventures, Wells Fargo and Weston Presidio granted options (the "Investor Options") to purchase an aggregate of 277,194 shares of Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Company. Under generally accepted accounting principles, the Company recorded a non-cash, non-recurring compensation charge of approximately $1.9 million in the fourth quarter of 1996 with an offsetting increase to stockholders' equity. The Company is not a party to this agreement and has not, and will not, incur any obligation in connection with such options. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

INCOME TAXES

    The Company operated as an "S" corporation for all reported periods prior to the closing of the Recapitalization on June 5, 1996. Accordingly, federal taxes were paid at the stockholder level and the Company paid minimal state income taxes. Upon consummation of the Recapitalization, the Company eliminated its "S" corporation status and, accordingly, became subject to federal, state and local income taxes. The Company anticipates that the impact of the termination of the "S" corporation and the election of the "C" corporation status on its future operations will be that additional federal and state income taxes will have to be provided and charged to the statement of operations. The Company believes, however, that the cash impact to the Company will be reduced as the Company will no longer make distributions to its former sole stockholder. See "Unaudited Pro Forma Condensed Statements of Operations."

    As a result of the $72.4 million loss incurred in fiscal 1996, the Company has a tax net operating loss carryforward for federal income tax purposes aggregating $64.2 million, which will expire if unused in 2011. As of December 31, 1996, the Company had fully reserved the related deferred tax asset of $22.5 million.

SEASONALITY

    The Company's results are not highly seasonal, although, as with most retailers, sales in the fourth quarter are typically higher than in other quarters.

INFLATION

    The Company believes that the relatively moderate rates of inflation experienced in recent years have not had a significant impact on its nets sales or profitability.

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, gross margin and expense trends, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, change in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the music products industry or the economy in general, the emergence of new or growing specialty retailers of music products and various competitive factors that may prevent the Company from competing successfully in existing or future markets. In light of these risks and uncertainties, many of which are described in greater detail in "Risk Factors," there can be no assurance that the forward-looking statements contained in this Prospectus will in fact be realized. See "Risk Factors."

                                    BUSINESS

COMPANY HISTORY

    Guitar Center was founded in 1964 in Hollywood, California. In 1972, the Company opened its second store in San Francisco to capitalize on the emerging San Francisco rock 'n roll scene. By this time, Guitar Center's inventory had been expanded to include drums, keyboards, accessories and pro audio and recording equipment. Throughout the 1980s, Guitar Center expanded by opening nine stores in five major markets including Chicago, Dallas and Minneapolis. Since 1990, the Company has continued its new store expansion and has focused on building the infrastructure necessary to manage the Company's strategically planned growth. Current executive officers and key managers have been with the Company for an average of 11 years and two of such executive officers (the Company's President and Chief Executive Officer and the Company's Executive Vice President and Chief Operating Officer) effectively assumed full operating control in 1992. Since then, management has focused on developing and realizing its long-term goal of expanding its position as the leading music products retailer throughout the United States.

    Guitar Center's flagship Hollywood store currently is one of the nation's largest and best-known retail stores of its kind with approximately 30,600 square feet of retail space. The Hollywood store features one of the largest used and vintage guitar collections in the United States, attracting buyers and collectors from around the world. In front of the Hollywood store is the Rock Walk which memorializes over 70 famous musicians and music pioneers. The Rock Walk attracts several tour buses daily and has helped to create international recognition of the Guitar Center name.

BUSINESS

    The Company operated 28 stores in 15 major U.S. markets as of December 31, 1996, including, among others, areas in or near Los Angeles, San Francisco, Chicago, Miami, Houston, Dallas, Detroit, Boston and Minneapolis. From fiscal 1992 through fiscal 1996, the Company's net sales and operating income before deferred compensation expense grew at compound annual growth rates of 25.6% and 43.0%, respectively. This growth was principally the result of strong and consistent comparable store sales growth, averaging 14.8% per year over such five-year period, and the opening of 13 new stores. Comparable store sales (stores opened for at least 14 months) for fiscal 1992, 1993, 1994, 1995 and 1996 were $85.6 million, $95.4 million, $113.2 million, $157.5 million and $187.7 million, respectively.

    Guitar Center offers a unique retail concept in the music products industry, combining an interactive, hands-on shopping experience with superior customer service and a broad selection of brand name, high-quality products at guaranteed low prices. The Company creates an entertaining and exciting atmosphere in its stores with bold and dramatic merchandise presentations, highlighted by bright, multi-colored lighting, high ceilings, music and videos. Management believes that approximately 80% of the Company's sales are to professional and aspiring musicians who generally view the purchase of music products as a career necessity. These sophisticated customers rely upon the Company's knowledgeable and highly trained salespeople to answer technical questions and to assist in product demonstrations.

    The Guitar Center prototype store generally ranges in size from 12,000 to 15,000 square feet (as compared to a typical music products retail store which averages approximately 3,200 square feet) and is designed to encourage customers to hold and play instruments. Each store carries an average of 7,000 core SKUs, which management believes is significantly greater than a typical music products retail store, and is organized into five departments, each focused on one product category. These departments cater to a musician's specific product needs and are staffed by specialized salespeople, many of whom are practicing musicians. Management believes this retail concept differentiates the Company from its competitors and encourages repeat business.

    Guitar Center stores historically have generated strong and stable operating results. All of the Company's stores, after being open for at least twelve months, have had positive store-level operating income in each of the past five fiscal years.

    The following summarizes certain key operating statistics of a Guitar Center store and is based upon the 21 stores operated by the Company for the full year ended December 31, 1996:

Average 1996 net sales per square foot.........................  $      707
Average 1996 net sales per store...............................   9,148,000
Average 1996 store-level operating income (1)..................   1,402,000
Average 1996 store-level operating income margin (1)...........        15.3%

------------------------
(1) Store-level operating income includes individual store revenue and expenses plus allocated rebates, cash discounts and purchasing department salaries (based upon individual store sales).

    Management is highly committed to the success of Guitar Center. As of the date of this Prospectus, executive officers and key managers beneficially own approximately 17.8% of the Company's outstanding Common Stock. The Company's growth strategy is to continue to increase its presence in its existing markets and to open or acquire new stores in strategically selected markets. The Company will continue to pursue its strategy of clustering stores in major markets to take advantage of operating and advertising efficiencies and to build awareness of the Guitar Center name in new markets. The Company opened a total of seven stores in fiscal 1996, and presently expects to open or acquire approximately eight stores in each of fiscal 1997 and fiscal 1998. The Company has committed substantial resources to building a corporate infrastructure and management information systems that it believes can support the Company's needs, including its expansion plans, for the foreseeable future.

    For fiscal years ended December 31, 1993, 1994, 1995 and 1996, the Company had net income (loss) of $5.1 million, $8.8 million, $10.9 million and ($72.4) million, respectively. The results for fiscal 1996 reflect $11.6 million for transaction costs and financing fees incurred in connection with the
Recapitalization and non-recurring deferred compensation expense of $71.8 million, substantially all of which related to the Recapitalization.

INDUSTRY OVERVIEW

    The United States retail market for music products in 1995 was estimated in a study by MUSIC TRADES magazine to be approximately $5.5 billion in net sales, representing a five year compound annual growth rate of 7.9%. The broadly defined music products market, according to the National Association of Music Merchants ("NAMM"), includes retail sales of string and fretted instruments, sound reinforcement and recording equipment, drums, keyboards, print music, pianos, organs and school band and orchestral instruments. Products currently offered by Guitar Center include categories of products which account for approximately $4.0 billion of this market, representing a five-year compound annual growth rate of 8.6%. The music products market as currently defined by NAMM, however, does not include the significant used and vintage product markets, or the computer software or apparel market in which the Company actively participates. According to findings by a Gallup Survey, as reported by NAMM, there were 62 million amateur musicians in the United States in 1994, with 62% of households characterized as "player households," in which someone plays or has played a musical instrument.

    The industry is highly fragmented with the nation's leading five music products retailers, as measured by the number of stores operated by such retailers (I.E, the Company, Sam Ash Music Corp, Brook Mays/C&S/H&H, Fletcher Music Center and Musicians Friend, Inc.), accounting for approximately 8.4% of the industry's estimated $5.5 billion in net sales in 1995. Furthermore, ninety percent of the industry's estimated 8,200 retailers operate only one or two stores. A typical music products store averages approximately 3,200 square feet and generates an average of approximately $0.6 million in annual net sales. In contrast, a Guitar Center store generally averages between 12,000 and 15,000 square feet and in 1996 generated an average of approximately $8.3 million in annual net sales for stores open the full year (excluding the Company's Hollywood store).

    Over the past ten years, technological advances in the industry have resulted in dramatic changes to the nature of music-related products. Manufacturers have combined computers and micro-processor technologies with musical equipment to create a new generation of products capable of high grade sound processing and reproduction. Products featuring this technology are available in a variety of forms and have broad applications across most of the Company's music product categories. Most importantly, rapid technological advances have resulted in the continued introduction of higher quality products offered at lower prices. For example, today an individual consumer can more affordably create a home recording studio which interacts with personal computers and is capable of producing high-quality digital recordings. Until recently, this type of powerful sound processing capability was prohibitively expensive and was typically purchased only by professional sound recording studios.

BUSINESS STRATEGY

    Management's goal is to continue to expand Guitar Center's position as the leading music products retailer throughout the United States. The principal elements of the Company's business strategy are as follows:

        EXPANSION STRATEGY. Guitar Center's expansion strategy is to continue to increase its market share in existing markets and to penetrate strategically selected markets. The Company opened a total of seven stores in fiscal 1996, and currently anticipates opening approximately eight stores in each of fiscal 1997 and fiscal 1998. In the first four months of 1997, the Company opened three new stores and acquired two existing stores. In preparation for this expansion, management has dedicated a substantial amount of its resources over the past several years to building the infrastructure necessary to support a large national chain. In addition, the Company believes it has developed a methodology for targeting prospective store sites which includes analyzing demographic and psychographic characteristics of a potential store location. See "-- Site Selection." Management also believes there may be attractive opportunities to expand by selectively acquiring existing music products retailers.

        EXTENSIVE SELECTION OF MERCHANDISE. Guitar Center offers an extensive selection of brand name music products complemented by lesser known, hard to find items and unique, vintage equipment. The average 7,000 core SKUs offered through each Guitar Center store provide a breadth and depth of in-stock items which management believes is not available from traditional music products retailers, such as the two stores in the Atlanta market acquired in April 1997.

        HIGHLY INTERACTIVE, MUSICIAN-FRIENDLY STORE CONCEPT. The purchase of musical instruments is a highly personal decision for musicians. Management therefore believes that a large part of the Company's success is attributable to its creative instrument presentations and colorful, interactive displays which encourage the customer to hold and play instruments as well as to participate in product demonstrations. Each store also provides private sound-controlled rooms to enhance a customer's listening experience while testing various instruments.

        EXCEPTIONAL CUSTOMER SERVICE. Exceptional customer service is fundamental to the Company's operating strategy. Accordingly, the Company conducts extensive training programs for its salespeople, who specialize in one of the Company's five product categories. Many of the Company's salespeople are also musicians. With the advances in technology and continuous new product introductions in the music products industry, customers increasingly rely on qualified salespeople to offer expert advice and assist in product demonstrations. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is a critical part of Guitar Center's success.

        INNOVATIVE PROMOTIONAL AND MARKETING PROGRAMS. Guitar Center sponsors innovative promotional and marketing events which include in-store demonstrations, famous artist appearances and weekend themed sales events designed to create significant store traffic and exposure. In addition, the Company's special grand opening activities in new markets are designed to generate consumer awareness for each new store. Management believes these events help the Company to build a loyal customer base and to encourage repeat business. Since its inception, the Company has compiled a unique, proprietary database containing information on more than one million customers. This database enables Guitar Center to advertise to select target customers based on historical buying patterns. The Company believes the typical music products retailer does not have the resources to support large-scale promotional events or an extensive advertising program.

        GUARANTEED LOW PRICES. Guitar Center endeavors to be the low price leader in each of its markets, as underscored by its 30-day low price guarantee. The Company's size permits it to take advantage of volume discounts for large orders and other vendor supported programs. Although prices are usually determined on a regional basis, store managers are trained and authorized to adjust prices in response to local market conditions.

        EXPERIENCED AND MOTIVATED MANAGEMENT TEAM. The executive officers and key managers have an average of 11 years with the Company. In addition, as of the date of this Prospectus, executive officers and key managers beneficially own approximately 17.8% of the Company's outstanding Common Stock. See "Management" and "Principal Stockholders."

MERCHANDISING

    Guitar Center's merchandising concept differentiates the Company from most of its competitors. The Company creates an entertaining and exciting atmosphere in its stores with bold and dramatic merchandise presentations, highlighted by bright, multi-colored lighting, high ceilings, music and videos. The Company offers its merchandise at guaranteed low prices and utilizes aggressive marketing and advertising to attract new customers and maintain existing customer loyalty. The principal elements of the Company's merchandising philosophy are as follows:

    EXTENSIVE SELECTION OF MERCHANDISE. The Company seeks to maintain a broad customer appeal by offering high-quality merchandise at multiple price points to serve musicians ranging from the casual hobbyist to the serious professional performer. Guitar Center offers five primary product categories: guitars, amplifiers, percussion instruments, keyboards and pro audio and recording equipment.

          GUITARS. The Company believes that Guitar Center's electric, acoustic and bass guitar selections are among the deepest and broadest in the industry. Each store features for sale 300 to 500 guitars on the "guitar wall" and also displays many autographed instruments from world-renowned musicians. Major manufacturers, including Fender, Gibson, Taylor, Martin, Ovation and Ibanez, are well represented in popular models and colors. The
    Company believes it has one of the largest selections of custom, one-of-a-kind and used/vintage guitars of any retailer. Prices range from $175 for entry-level guitars to over $50,000 for special vintage guitars. In addition, the Company has recently expanded its line of string instruments to include banjos, mandolins and dobros, among others. The Company also offers an extensive selection of guitar sound processing units and products which allow the guitar to interface with a personal computer. The introduction of such equipment has enabled the Company to serve crossover demand from the traditional guitarist into new computer-related sound products.

          AMPLIFIERS. The Company offers an extensive selection of electric and bass guitar amplifiers and in addition carries a broad selection of boutique and vintage amplifiers with prices ranging from $50 to $3,000. Guitar Center represents most manufacturers, including Marshall, Fender, Crate, Ampeg and Roland.

          PERCUSSION INSTRUMENTS. The Company believes that Guitar Center is one of the largest retailers of percussion products in the United States. The Company's offerings range from basic drum kits to free standing African congos and bongos and other rhythmic and electronic percussion products with prices ranging from $10 to $10,000. The Company also has a large selection of vintage and used percussion instruments. Name brands include Drum Workshop, Remo, Sabian, Pearl, Yamaha, Premier, Tama and Zildjian. The Company carries an extensive selection of digital drum kits and hand held digital drum units. The digital units produce a variety of high quality life-like drum sounds and have broad appeal to musicians.

          KEYBOARDS. Guitar Center carries a wide selection of keyboard products and computer peripheral and software packages with prices ranging from $150 to $5,000. The Company offers an extensive selection of software for the professional, hobbyist, studio engineer and the post production market enthusiast. The product line covers a broad range of manufacturers including Roland,

    Korg, Emu and Ensoniq. The Company also maintains a broad selection of computer related accessories, including sound cards, sound libraries and composition, sequence and recording software.

          PRO AUDIO AND RECORDING EQUIPMENT. Guitar Center's pro audio and recording equipment division offers products ranging in price from $100 to $25,000 for musicians at every level, from the casual hobbyist to the professional recording engineer. Guitar Center's products range from recording tape to state-of-the-art digital recorders. The Company believes it also carries one of the largest pro audio assortment of professional stage audio equipment for small traveling bands, private clubs and large touring professional bands. The Company's major brand name manufacturers include JBL, Panasonic, Sony, Mackie, Tascam and Alesis.

    BROAD USED MERCHANDISE SELECTION. Guitar Center offers an extensive selection of used merchandise, the majority of which derives from instruments traded in or sold to Guitar Center by customers. The Company believes that its trade-in policy assists in attracting sales by providing musicians an alternative form of payment and the convenience of selling an old instrument and purchasing a new one at a single location. Used products are bought and priced to sell by store managers who are well trained and knowledgeable in the used musical instrument market.

    GUARANTEED LOW PRICES. Guitar Center endeavors to be the price leader in each of the markets it serves. The Company is one of the leading retailers in each of its product categories and its size permits it to take advantage of volume discounts for large orders and other vendor supported programs. To maintain this strategy of guaranteed low prices, the Company routinely monitors prices in each of its markets to assure that its prices remain competitive. Although prices are typically determined on a regional basis, store managers are trained and authorized to adjust prices in response to local market conditions. The Company underscores its low price guarantee by providing a cash refund of the price difference if an identical item is advertised by a competitor at a lower price within thirty days of the customer's purchase.

    DIRECT MARKETING, ADVERTISING AND PROMOTION. The Company's advertising and promotion strategy is designed to enhance the Guitar Center name and increase consumer awareness and loyalty. The advertising and promotional campaigns are developed around "events" designed to attract significant store traffic and exposure. Guitar Center regularly plans large promotional events including the Green Tag Sale in March, the Anniversary Sale in August, the Blues Fest in October and the Guitar-a-thon in December. The Company believes that its special events have a broad reach as many of them have occurred annually during the past twenty years. These events are often coordinated with product demonstrations, interactive displays, clinics and in-store artist appearances.

    As Guitar Center enters new markets, it initiates an advertising program, including mail and radio promotions and other special grand opening activities designed to accelerate sales volume for each new store. Radio advertising plays a significant part in the Company's store-opening campaign to generate excitement and create customer awareness.

    Guitar Center maintains a unique and proprietary database containing information on over one million customers. The Company believes that this database assists in generating repeat business by targeting customers based on their purchasing history and by permitting Guitar Center to establish and maintain personal relationships with its customers.

CUSTOMER SERVICE

    Exceptional customer service is fundamental to the Company's operating strategy. With the rapid changes in technology and continuous new product introductions, customers depend on salespeople to offer expert advice and to assist with product demonstrations. Guitar Center believes that its well trained and highly knowledgeable salesforce differentiates it from its competitors and is critical to maintaining customer confidence and loyalty. The Company's employees are typically musicians who are selected and trained to understand the needs of their customers. Salespeople specialize in one of the Company's five product categories and begin training on their first day of employment. Sales and management training programs are implemented on an ongoing basis to maintain and continually improve the level of customer service and sales support in the stores. Based on examination results, an employee is given a rating which determines his or her salary and level of responsibility. Guitar Center believes that its employee testing program impresses upon its salespeople a sense of professionalism and reduces employee turnover by providing salespeople with the opportunity to increase their salary by advancing through the certification program. The Company believes that due to its emphasis on training, it is able to attract and retain well-qualified, highly motivated salespeople committed to providing superior customer service. In addition, each salesperson in the keyboards and pro audio and recording departments is certified by a technical advisory board after satisfactory completion of an extensive training program.

    The Company's customer base consists of (i) the professional or aspiring musician who makes or hopes to make a living through music and (ii) the amateur musician or hobbyist who views music as recreation. Management estimates that professional and aspiring musicians, who view the purchase of musical products as a career necessity, represent approximately 65% of the Company's customer base, and account for approximately 80% of the Company's sales. These customers make frequent visits to a store and develop relationships with the salesforce. Guitar Center generates repeat business and is successful in utilizing its unique and proprietary database to market selectively to these customers based on past buying patterns. In addition, Guitar Center services touring professionals, providing customized products for musical artists.

STORE OPERATIONS

    To facilitate its strategy of accelerated but controlled growth, Guitar Center has centralized many key aspects of its operations, including the development of policies and procedures, accounting systems, training programs, store layouts, purchasing and replenishment, advertising and pricing. Such centralization effectively utilizes the experience and resources of the Company's headquarters staff to establish a high level of consistency throughout all of the Guitar Center stores.

    The Company's store operations are led by its Chief Operating Officer and five regional store managers with each regional manager responsible for approximately four to eight stores. Store management is comprised of a store manager, a sales manager, an operations manager, two assistant store managers and five department managers. Each store also has a warehouse manager and a sales staff that ranges from 20 to 40 employees.

    The Company ensures that store managers are well-trained and experienced individuals who will maintain the Guitar Center store concept and philosophy. Each manager completes an extensive training program which instills the values of operating as a business owner, and only experienced store employees are promoted to the position of store manager. As a result of this strategy, the average tenure of the store managers is approximately seven years. The Company seeks to encourage responsiveness and entrepreneurship at each store by providing store managers with a relatively high degree of autonomy relating to operations, personnel and merchandising. Managers play an integral role in the selection and presentation of merchandise, as well as the promotion of the Guitar Center reputation.

    The Company views its employees as long-term members of the Guitar Center team. The Company encourages employee development by providing the salesforce with extensive training and the opportunity to increase both compensation and responsibility level through increased product knowledge and performance. The Company's aggressive growth strategy provides employees with the opportunity to move into operations, sales and store management positions, which management believes is not available at most other music retailers. As the Company opens new stores, key in-store management positions are primarily filled by the qualified and experienced employees from existing stores. By adopting a "promotion from within" strategy, Guitar Center maintains a well trained, loyal, and enthusiastic salesforce that is motivated by the Company's strong opportunities for advancement. Both Larry Thomas and Marty Albertson, the Company's Chief Executive Officer and Chief Operating Officer, respectively, began their careers as salespersons at Guitar Center.

PURCHASING, DISTRIBUTION AND INVENTORY CONTROL

    PURCHASING. Guitar Center believes it has excellent relationships with its vendors and, as one of the industry's largest volume purchasers, is able to receive priority shipping and access to its vendors' premium products on favorable terms. The Company maintains a centralized buying group comprised of merchandise managers, buyers and planners. Merchandise managers and buyers are responsible for the selection and development of product assortments and the negotiation of prices and terms. The Company uses a proprietary merchandise replenishment system which automatically analyzes and forecasts sales trends for each SKU using various statistical models, supporting the buyers by predicting each store's merchandise requirements. This has resulted in limited "out of stock" positions.

    The Company's business and its expansion plans are dependent to a significant degree upon its vendors. Specifically, the establishment of additional stores in existing markets and the penetration of new markets is dependent to a significant extent on the willingness of vendors to supply those additional retail stores of which there can be no assurance. As it believes is customary in the industry, the Company does not have any long-term supply contracts with its vendors. See "Risk Factors -- Dependence on Suppliers."

    DISTRIBUTION. Guitar Center products are typically shipped direct from the manufacturer to individual stores, minimizing handling costs and reducing freight expense. Management continues to evaluate the cost effectiveness of operating a distribution center in comparison to a direct ship program and believes it can implement its growth strategy without a central distribution center.

    INVENTORY CONTROL. Management has invested significant time and resources in its inventory control systems and believes it has one of the most sophisticated systems in the music products retail industry. Management believes the vast majority of music product retailers do not use a computerized inventory management system. Guitar Center performs cycle inventory counts daily, both to measure shrinkage and to update the perpetual inventory on a store-by-store basis. The Company's shrinkage level has historically been very low which management attributes to its highly sophisticated system controls and strong corporate culture.

SITE SELECTION

    The Company believes it has developed a unique and, what historically has been, a highly effective selection criteria to identify prospective store sites. In evaluating the suitability of a particular location, the Company concentrates on the demographics of its target customer as well as traffic patterns and specific site characteristics such as visibility, accessibility, traffic volume, shopping patterns and availability of adequate parking. Stores are typically located in free-standing locations to maximize their outside exposure and signage. Due to the fact that the Company's vendors drop ship merchandise directly to the stores, the Company's expansion plans are dependent more on the characteristics of the individual store site than any logistical constraints that would be imposed by a central distribution facility. See "-- Store Locations."

MANAGEMENT INFORMATION SYSTEMS

    Guitar Center has invested significant resources in management information systems that provide real-time information both by store and by SKU. The systems have been designed to integrate all major aspects of the Company's business including sales, gross margins, inventory levels, purchase order management, automated replenishment and merchandise planning. Guitar Center's highly sophisticated management information systems provide the Company with the ability to monitor all critical aspects of store activity on a real-time basis. Guitar Center's system capabilities include inter-store transactions, vendor analysis, serial number tracking, inventory analysis and commission sales reporting. Guitar Center believes that the systems it has developed will enable the Company to continue to improve customer service and operational efficiency and support the Company's needs for the immediately foreseeable future.

COMPETITION

    The retail market for musical instruments is highly fragmented with the nation's leading five music products retailers accounting for approximately 8.4% of the industry's net sales in 1995. The Company's largest competitor, Sam Ash, operates ten stores in the New York City area and two stores in the South Florida area. The Company currently has no stores in the New York City area. The Company competes with many different types of retail stores, primarily specialty retailers and music product catalogue retailers.

    Guitar Center believes that the ability to compete successfully in its markets is determined by several factors, including breadth and quality of product selection, pricing, effective merchandise presentation, customer service, store location and proprietary database marketing programs. Customer satisfaction is paramount to Guitar Center's operating strategy and the Company believes that providing knowledgeable and friendly customer service gives it a competitive advantage. The store environment is designed to be an entertaining and exciting environment in which to shop. In an effort to exceed customer expectations, Guitar Center stores provide a number of services not generally offered by most competitors, including the ability to hold and use merchandise, product demonstrations and extensive product selection. Salespeople are highly trained and specialize in one of the Company's five product areas. Salespeople are certified by an outside technical advisory board, based on extensive training and product knowledge testing. The Company believes that this certification process has increased the professionalism of its employees while reducing turnover. Customers are encouraged to help themselves to the displayed instruments or to seek the assistance of the professional salespeople.

    Certain factors, however, could materially and adversely affect the Company's ability to compete successfully in its markets, including, among others, the expansion by the Company into new markets in which its competitors are already established, competitors' expansion into markets in which the Company is currently operating, the adoption by competitors of innovative store formats and retail sales methods or the entry into the Company's market by competitors with substantial financial or other resources. See "Risk Factors -- Aggressive Growth Strategy; -- Competition."

EMPLOYEES

    As of December 31, 1996, Guitar Center employed approximately 1,010 people, of whom approximately 480 were hourly employees and approximately 530 were salaried. To date, the Company has been able to recruit qualified personnel to manage or staff its stores. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company enjoys good employee relations.

PROPERTIES

    As of December 31, 1996, Guitar Center leased all but five of its stores and presently intends to lease all new locations. The terms of the store leases are generally for 10 years and typically allow the Company to renew for two additional five-year terms. Most of the leases require the Company to pay property tax, utilities, normal repairs, common area maintenance and insurance expenses. Guitar Center leases its corporate offices of approximately 20,000 square feet, which are located at 5155 Clareton Drive, Agoura Hills, California 91301. Due to the Company's expansion which has included the hiring of new corporate and administrative personnel, the Company is currently evaluating whether to lease additional space in a nearby location. The Company believes that sufficient additional space is available on reasonable terms.

    In April 1997, the Company consummated the acquisition of a music products retailer operating two stores in the Atlanta, Georgia market, one of which is owned and the other of which is leased. See "Summary -- Recent Developments."

STORE LOCATIONS

    The table below sets forth certain information concerning Guitar Center stores, as of the date of this Prospectus:

                                                                                 APPROXIMATE
                                                                       YEAR      GROSS SQUARE
STORE                                                                 OPENED         FEET        LEASE/OWN
-------------------------------------------------------------------  ---------  --------------  -----------
ARIZONA
  Phoenix..........................................................     (1)         13,900      Lease
  Tempe............................................................    1997         12,500      Lease
SOUTHERN CALIFORNIA
  Hollywood........................................................    1964         30,600      Own
  San Diego........................................................    1973         13,500      Own
  Fountain Valley..................................................    1980         13,700      Lease
  Sherman Oaks.....................................................    1982         10,900      Own (2)
  Covina...........................................................    1985         15,400      Lease
  Lawndale.........................................................    1985         15,700      Lease
  San Bernardino...................................................    1993          9,500      Lease
  Brea.............................................................    1995         14,900      Lease
  San Marcos.......................................................    1996         14,900      Lease
NORTHERN CALIFORNIA
  San Francisco....................................................    1972         11,900      Lease
  San Jose.........................................................    1978         14,200      Own
  El Cerrito.......................................................    1983         21,300(3)   Lease
  Pleasant Hill....................................................    1996         11,300      Lease
FLORIDA
  North Miami area.................................................    1996         22,300      Lease
  South Miami area.................................................    1996         14,700      Lease
GEORGIA
  Atlanta..........................................................     (4)         19,200      Own
  Smyrna...........................................................     (4)          8,500      Lease
ILLINOIS
  South Chicago....................................................    1979         11,300      Lease
  North Chicago....................................................    1981         10,400      Lease
  Central Chicago..................................................    1988          8,700      Own
  Villa Park.......................................................    1996         15,000      Lease
MASSACHUSETTS
  Boston...........................................................    1994         12,600      Lease
  Danvers..........................................................    1996         14,600      Lease
  Natick...........................................................    1997         15,500      Lease
MICHIGAN
  Detroit..........................................................    1994         10,100      Lease
  Southfield.......................................................    1996         13,600      Lease
MINNESOTA
  Twin Cities......................................................    1988          9,500      Lease
OHIO
  Cleveland........................................................    1997         15,800      Lease
TEXAS
  Dallas...........................................................    1989         12,700      Lease
  Arlington........................................................    1991          9,700      Lease
  South Houston....................................................    1993         14,700      Lease
  North Houston....................................................    1994         10,300      Lease
WASHINGTON
  Seattle..........................................................     (1)         20,800      Lease

------------------------------
(1)  Presently expected to open in the first half of 1997.
(2) The Company presently expects to relocate the store it operates in Sherman Oaks from a location it owns to a new leased location.
(3) Of the 21,300 square feet, approximately 10,000 square feet consist of a basement and warehouse space.
(4)  Acquired effective as of April 16, 1997.

SERVICE MARKS

    The Company has registered the GUITAR CENTER and ROCK WALK service marks with the United States Patent and Trademark Office. The Company believes that these service marks have become important components in its merchandising and marketing strategy. The loss of the GUITAR CENTER service mark could have a material adverse effect on the Company's business.

LEGAL PROCEEDINGS

    Guitar Center is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of its business which, in the opinion of the Company's management, are not individually or collectively material to its business.

                                   MANAGEMENT

    The executive officers, directors and key managers of the Company are as follows:

                                                                                        YEARS OF SERVICE
NAME                        AGE                          POSITION                       WITH THE COMPANY
----------------------      ---      ------------------------------------------------  -------------------
EXECUTIVE OFFICERS AND
DIRECTORS
Larry Thomas..........          47   President, Chief Executive Officer and Director               19
Marty Albertson.......          43   Executive Vice President, Chief Operating                     17
                                      Officer and Director
Bruce Ross............          48   Vice President, Chief Financial Officer and                    3
                                      Secretary
Barry Soosman.........          37   Vice President of Corporate Development and                    1
                                      General Counsel
Raymond Scherr........          48   Director                                                      --
David Ferguson(1).....          41   Director                                                      --
Jeffrey Walker(2).....          41   Director                                                      --
Michael Lazarus(1)....          41   Director                                                      --
Steven Burge(2).......          40   Director                                                      --

KEY MANAGERS
Dave DiMartino........          42   Vice President -- Store Development                           24
Richard Pidanick......          44   Vice President -- Southern California Regional                13
                                      Manager
Rodney Barger.........          46   Vice President -- Merchandising                               16
David Angress.........          47   Vice President -- Merchandising                                1
Greg Bennett..........          45   Vice President -- Merchandising                               --
Andrew Heyneman.......          35   Vice President -- Marketing                                   13
William McGarry.......          43   Vice President -- Store Administration                        16
Mark Laughlin.........          37   Vice President -- Information Services                         6

------------------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

    The principal occupations and positions for the past five years, and in certain cases prior years, of the executive officers, directors and key personnel named above are as follows:

    LARRY THOMAS has been with Guitar Center since 1977. He has served as a director since 1984 and has been the Company's President and Chief Executive Officer since 1992. After working for a year as a salesperson in the San Francisco, California store, Mr. Thomas became the store's manager. In 1980, Mr. Thomas became the San Francisco area regional manager. After serving as a regional manager in California and Illinois for four years, Mr. Thomas assumed the role of Corporate General Manager and Chief Operating Officer. Mr. Thomas is currently a member of the Los Angeles Chapter of the Young Presidents' Organization and is a former board member of NAMM.

    MARTY ALBERTSON has served as Executive Vice President and Chief Operating Officer since 1990. Mr. Albertson was elected as a director upon consummation of the Recapitalization. Mr. Albertson joined the Company as a salesperson in 1979 and has held various positions of increasing responsibility with the Company since such time. In 1980, he served as the Company's Advertising Director. In 1984, he became the Company's National Sales Manager. Thereafter, in 1985, Mr. Albertson became Vice President of Corporate Development, and then became the Vice President of Sales and Marketing in 1987.

    BRUCE ROSS joined the Company in July 1994 as Chief Financial Officer. Prior to joining the Company, Mr. Ross was Chief Financial Officer of Fred Hayman Beverly Hills, Inc., a retailer of high end fashion clothing on Rodeo Drive in California and a wholesaler of men's and women's fragrances. From 1982 to 1990, Mr. Ross was employed by Hanimex Vivitar Corporation, a worldwide manufacturer and distributor of photographic products. Mr. Ross served in various capacities with Hanimex Vivitar in Australia, the United States and Europe. While working for Hanimex Vivitar in the United States, Mr. Ross was promoted to the position of Chief Financial Officer in 1986 and Chief Executive Officer for North America in 1988. Mr. Ross graduated from the University of New South Wales (Australia) with a degree in Commerce and is an associate of the Institute of Chartered Accountants.

    BARRY SOOSMAN joined the Company in July 1996 as Vice President of Corporate Development and General Counsel. Mr. Soosman has been a practicing attorney for twelve years specializing in real estate, commercial and corporate law. Since 1992 and prior to joining the Company, Mr. Soosman had been the outside general counsel to the Company. Mr. Soosman earned a Bachelor of Science degree in Business Administration (corporate finance and real estate valuation) with honors and a Juris Doctorate degree at the University of Southern California. In June 1996 Mr. Soosman became of counsel to the law firm of Buchalter, Nemer, Fields & Younger, a Professional Corporation. Mr. Soosman is a former Adjunct Professor at Southwestern School of Law.

    RAYMOND SCHERR became a director in 1978 and served as the Chairman of the Board from 1990 until consummation of the Recapitalization. Mr. Scherr joined the Company in 1975 as a salesperson in the Company's San Francisco, California store. From 1981 through 1992 Mr. Scherr was also the Company's President and Chief Executive Officer.

    DAVID FERGUSON is a general partner of Chase Capital Partners, the sole general partner of Chase Ventures and an affiliate of Chase Securities. He became a director of the Company upon consummation of the Recapitalization. Prior to joining Chase Capital, Mr. Ferguson was a member of the mergers and acquisitions groups of Bankers Trust New York Corporation and Prudential Securities, Inc. Mr. Ferguson currently serves as a director of Thompson PBE, Inc. and Wild Oats Markets, Inc. and various privately held companies. Mr. Ferguson received a Bachelor of Arts degree from Loyola College in Baltimore, Maryland and an M.B.A. degree from The Wharton School of the University of Pennsylvania. Mr. Ferguson is a certified public accountant.

    JEFFREY WALKER is the managing general partner of Chase Capital Partners, and a senior managing director and member of the Policy Council of The Chase Manhattan Corporation. He became a director of the Company in 1996. Prior to co-founding Chase Capital Partners in 1984, Mr. Walker worked in the Investment Banking and Finance Divisions of Chemical Bank and the Audit and Consulting Divisions of Arthur Young & Co. Mr. Walker is a Certified Public Accountant and a Certified Management Accountant. Mr. Walker received a Bachelor of Science degree from the University of Virginia and an M.B.A. degree from the Harvard Business School. Mr. Walker currently serves as a director of various privately held companies and was Vice Chairman of the National Association of Small Business Investment Companies.

    MICHAEL LAZARUS is a general partner of Weston Presidio Capital Management II, L.P., a venture capital firm and the sole general partner of Weston Presidio. From 1986 to 1991, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He became a director of the Company upon consummation of the Recapitalization. Mr. Lazarus is currently on the Board of Directors of Just For Feet, Inc. and various privately held companies.

    STEVEN BURGE is a Managing Director of Wells Fargo. He became a director of the Company upon consummation of the Recapitalization. From 1987 through 1995, Mr. Burge was a Managing General

Partner of Wedbush Capital Partners, a private investment fund, and was an executive in the Corporate Finance Department of Wedbush Morgan Securities, a regional investment banking firm. Prior to joining Wedbush Morgan Securities, Mr. Burge held various positions with Wells Fargo Bank.

    DAVE DIMARTINO joined the Company in 1972. In 1983, Mr. DiMartino became the manager of Guitar Center's flagship Hollywood, California store. In 1988, Mr. DiMartino became Vice President -- Store Development. In 1992, he became West Coast Regional Manager responsible for all of the Company's West Coast stores. In 1995, he reassumed the position of Vice President -- Store Development.

    RICHARD PIDANICK joined the Company in 1983 as a salesperson. Mr. Pidanick was promoted to store manager in 1984, after working in a variety of capacities and locations for Guitar Center. Mr. Pidanick was promoted in 1990 to District Manager of the Mid-West and was appointed as the Vice President -- Southern California Regional Manager in 1996.

    RODNEY BARGER joined the Company in 1980 as a salesperson. Mr. Barger was promoted to a store manager in 1981. In 1989, Mr. Barger was promoted to Western Regional Sales Manager and then to the corporate office in the position of Purchasing Director. In 1996, Mr. Barger was promoted to Vice President -- Merchandising, Vintage and Used Products.

    DAVID ANGRESS joined the Company in January 1996 as Vice President -- Merchandising. Prior to joining the Company, Mr. Angress was Vice President of Harman Pro., North America where he was responsible for North American marketing and sales for such brands as JBL, Soundcraft, AKG and worldwide marketing manager of dbx and Orban. Prior thereto, Mr. Angress was the Vice President and General Manager of Sound Genesis, a retailer of professional audio equipment. Mr. Angress has over 20 years of music retailing experience.

    GREG BENNETT joined the Company in September 1996 as Vice President -- Merchandising. Prior to joining the Company, Mr. Bennett was Director of Marketing at Washburn International, where he was responsible for the marketing services for Washburn Guitars, Sound Tech and Oscar Schmidt. Prior thereto, Mr. Bennett was Marketing Director of Gibson Guitars. Mr. Bennett has over 20 years of experience in the music industry.

    ANDREW HEYNEMAN joined the Company in 1983. He has served in a variety of positions with Guitar Center ranging from salesperson to department manager. In July 1985, Mr. Heyneman was appointed store manager and later promoted to the corporate office as an advertising director in 1989. In 1996, Mr. Heyneman was promoted to Vice President -- Marketing.

    WILLIAM MCGARRY joined the Company in 1980 as a salesperson. In 1981 he was promoted to a store manager. In 1985 Mr. McGarry was promoted to Midwest District Manager. Mr. McGarry became the Company's first Director of Store
Administration in 1986 and was promoted to Vice President -- Store Administration in 1996.

    MARK LAUGHLIN joined the Company in 1991 as Director of Information Services. In 1997, he was promoted to Vice President -- Information Services. Prior to joining Guitar Center, Mr. Laughlin was an Information Services manager for Clothestime, and originally began his career in accounting at Arthur Andersen & Co.

BOARD OF DIRECTORS

    As of the date of this Prospectus, the Board consists of seven persons with two vacancies. The Certificate of Incorporation and Bylaws provide that directors shall be elected by a plurality vote, with no cumulative voting, at each annual meeting of stockholders. Each elected director shall hold office until his resignation or removal and until his successor shall have been duly elected and qualified. In connection with the Recapitalization, the Company agreed that, following the Offering and so long as Mr. Scherr and certain related entities own 5% or more of the Common Stock on a fully diluted basis, the Company would nominate or cause the nomination of Mr. Scherr to the Board (and include Mr. Scherr in any proxy statement and related materials used in connection with an election of directors) and otherwise use its best efforts to cause his election at each annual meeting or special meeting relating to the election of directors of the Company. See "-- Scherr Board Representation Letter."

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board has two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee has responsibility for reviewing and making recommendations regarding the Company's employment of independent accountants, the annual audit of the Company's financial statements, and the Company's internal controls, accounting practices and policies. The members of the Audit Committee are Jeffrey Walker and Steven Burge. The Compensation Committee has responsibility for determining the nature and amount of compensation of the management of the Company and for administering the Company's employee benefit plans (including the 1996 Plan and the 1997 Plan (as defined herein)). The members of the Compensation Committee are David Ferguson and Michael Lazarus.

DIRECTOR COMPENSATION

    Each member of the Board who is not a full-time employee is paid $3,000 for attendance at each meeting of the Board and $1,000 for attendance at each meeting of a committee of the Board, and all directors are reimbursed for reasonable out-of-pocket expenses arising from attendance at any Board or committee meetings or otherwise related to Company business. The 1997 Plan also provides for the grant of options to certain non-employee directors. Specifically, each non-employee director initially elected to the Board after the Offering automatically will be granted an option to purchase 15,000 shares of Common Stock on the date of such initial election, and each non-employee director automatically will be granted an option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders at which such director is re-elected to the Board, provided such annual meetings is not less than 120 days after initial appointment to the Board. All options granted to non-employee directors will have a per share exercise price equal to fair market value of a share of Common Stock on the date of grant. See "-- 1997 Equity Participation Plan."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to its Chief Executive Officer and each of the four other highest paid executive officers of the Company (collectively, including the Chief Executive Officer, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                               ANNUAL COMPENSATION ($)            -----------------
                                     -------------------------------------------     SECURITIES
NAME AND PRINCIPAL                                              OTHER ANNUAL         UNDERLYING            ALL OTHER
POSITION                    YEAR       SALARY      BONUS    COMPENSATION ($)(1)    OPTIONS/SAR#(2)    COMPENSATION ($)(3)
------------------------  ---------  ----------  ---------  --------------------  -----------------  ---------------------
Larry Thomas............    1996     $  500,000     --          $ 10,660,728(4)         397,985            $  11,250
 President and Chief        1995        500,000  $ 285,715           --                  --                   25,645
 Executive Officer
Marty Albertson.........    1996     $  375,000     --          $  7,107,146(4)         397,985            $  11,250
 Executive Vice             1995        375,000  $ 214,285           --                  --                   25,645
 President and Chief
 Operating Officer
Bruce Ross..............    1996     $  195,000  $  58,500           --                  79,599            $  11,250
 Vice President and         1995        180,000     48,060           --                  --                   --
 Chief Financial Officer
Barry Soosman...........    1996     $  112,500  $  10,000           --                  79,599               --
 Vice President of          1995         --         --               --                  --                   --
 Corporate Development
 and General Counsel
Raymond Scherr (5)......    1996     $  529,885     --               --                  --                $  11,250
 Chairman and Operator      1995      1,000,000     --               --                  --                   25,645
 of Rock Walk, a
 division of the Company

------------------------------
(1) Excludes perquisites and other personal benefits, securities or property aggregating less than $50,000 or 10% of the total annual salary and bonus reported for each Named Officer.

(2) The securities underlying the options are shares of Common Stock. For a description of terms pertaining to such options and other information relating thereto, see "-- Employment Agreements; -- Management Stock Option Agreements; -- 1996 Performance Stock Option Plan."

(3) All other compensation consists of contributions made by the Company to its profit sharing plan on behalf of each Named Officer.

(4) Other annual compensation consists of cash compensation received by such Named Officer in connection with the Recapitalization and related transactions. Excludes restricted shares of Junior Preferred Stock received by such Named Officer upon the cancellation of employee stock options in connection with the Recapitalization that were converted into Common Stock in connection with the Offering. See "The Recapitalization and Related Transactions" and "Description of Capital Stock -- Preferred Stock -- Junior Preferred Stock."

(5) Resigned as the Chairman of the Board effective with the completion of the Recapitalization.

    During the periods indicated above, none of the Named Officers received any awards under any long-term incentive plan, and the Company does not have a pension plan.

EMPLOYMENT AGREEMENTS

    Upon consummation of the Recapitalization, the Company entered into a five-year employment agreement with each of Larry Thomas and Marty Albertson, a three-year employment agreement with Bruce Ross and a three and one-half year employment agreement with Barry Soosman (collectively, as amended to date, the "Employment Agreements"). The Employment Agreements provide Messrs. Thomas, Albertson, Ross and Soosman (each a "Senior Officer" and collectively, the "Senior Officers") with base salaries of $500,000, $375,000, $195,000 and $225,000, respectively. Each Senior Officer is entitled to participate in all insurance and benefit plans generally available to executives of the

Company. In addition to their base salary, Messrs. Thomas and Albertson will be paid an annual bonus equal to 57.14% and 42.86%, respectively, of a bonus pool determined at the end of each year, not to exceed $900,000. The amount of the bonus pool with respect to any fiscal year will be a percentage ranging from 10% to 30% of the excess of the Company's actual earnings before interest expense, tax expense, depreciation expense and amortization expense ("EBITDA") over the Company's target EBITDA (as determined by the Board). Messrs. Ross and Soosman will receive annual bonuses at the discretion of the Board. Pursuant to their employment agreements, each of Messrs. Ross and Soosman have been granted options under the Company's 1996 Plan to purchase 79,599 shares of Common Stock at an exercise price of $10.89 per share. Of such options, one-half vest at the end of five years subject to acceleration upon the attainment of certain performance events and one-half vest ratably over a three-year period.

    Under the terms of each Employment Agreement, if a Senior Officer is terminated without cause or resigns with reasonable justification, such Senior Officer will be entitled to receive his base salary, annual cash bonus (equal to the last annual bonus he received prior to termination) and continuation of his benefits through the term of the agreement. With certain exceptions, if a Senior Officer is terminated without cause, all stock options held by such Senior Officer will immediately vest. If a Senior Officer's employment is terminated for any other reason, he will be entitled only to his accrued base salary through the date of termination.

    Upon consummation of the Recapitalization, the Company entered into a three-year employment agreement with Mr. Scherr pursuant to which Mr. Scherr will serve as the chairman and operator of Rock Walk, a division of the Company. Mr. Scherr's duties will be of a part-time nature, and he will devote only such time to his duties as he determines in good faith are required. Mr. Scherr will receive $100,000 per year, which will be allocated among his salary and expense allowance, as Mr. Scherr determines. Mr. Scherr will be entitled to participate in all employee medical benefit programs available generally to employees of the Company. If Mr. Scherr's employment is terminated by the Company without cause, he will be entitled to receive as severance the cash equivalent of his compensation package ($100,000) for the remainder of the term of the agreement, not to exceed $300,000, and continuation of his medical benefits until age 63 1/2. After his employment agreement expires, Mr. Scherr will continue to be entitled to medical benefits until age 63 1/2. If Mr. Scherr's employment is terminated by the Company for cause or upon Mr. Scherr's death, he or his estate will be entitled to receive his compensation to the extent such amount has accrued through the date of termination.

MANAGEMENT STOCK OPTION AGREEMENTS

    In connection with the Recapitalization, the Company granted options (each, a "Management Option") to each of Messrs. Thomas and Albertson to purchase 397,985 shares of Common Stock at an exercise price of $10.89 per share pursuant to stock option agreements (the "Management Stock Option Agreements"). Unless terminated or accelerated, each Management Option will vest in three equal installments in 2003, 2004 and 2005 and will terminate upon the first to occur of: (i) June 5, 2005; (ii) the consummation of a Company Sale (as defined in the Management Stock Option Agreements); or (iii) the termination, either voluntarily or for cause, of the employment of such executive officer with the Company. The vesting of each Management Option will be accelerated: (a) if there is a "Significant Public Float" of the Common Stock (as defined) and if the Company's "Calculated Corporate Value" (which, in general, equals the market value of the fully diluted shares of Common Stock based on the closing sales price of the Common Stock on a national exchange or the Nasdaq National Market) exceeds approximately $280 million, subject to adjustment; (b) if there is a Company Sale and the consideration paid for the Company exceeds certain target values set forth in the Management Stock Option Agreements; or (c) if the executive officer's employment is terminated by the Company without cause or by such executive officer with reasonable justification. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable upon exercise of such options.

OTHER OPTION ARRANGEMENTS

    Chase Ventures, Wells Fargo and Weston Presidio granted options (the "Investor Options") to purchase an aggregate of 277,194 shares of Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Company. Each grant of an Investor Option is, to the extent possible, deemed to be granted by each Investor to each member of management in the same ratio as granted by each Investor (I.E., 75.00% by Chase Ventures, 14.29% by Wells Fargo and 10.71% by Weston Presidio). Included in the Investor Options are options to purchase 109,722 shares of Common Stock that were granted to each of Messrs. Thomas and Albertson and 3,850 shares of Common Stock that were granted to each of Messrs. Ross and Soosman. The Investor Options were granted in December 1996, are presently exercisable and will expire on December 30, 2001. The Company is not a party to this agreement and has not, and will not, incur any obligation in connection with such options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

1996 PERFORMANCE STOCK OPTION PLAN

    The Company's 1996 Performance Stock Option Plan was adopted by the Board of Directors and approved by its sole stockholder on June 3, 1996 and became effective on that date. The Board of Directors and the stockholders approved an Amended and Restated 1996 Performance Stock Option Plan in October 1996 (as amended to date, the "1996 Plan"). The principal purposes of the 1996 Plan are to provide incentives for officers, employees and consultants of the Company and its subsidiaries through granting of options, thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. No further grants of options will be made under the 1996 Plan.

    The principal features of the 1996 Plan are summarized below, but the summary is qualified in its entirety by reference to the 1996 Plan, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    GENERAL NATURE OF THE PLAN. Options issued under the 1996 Plan may be either incentive stock options ("Incentive Options") intended to qualify as such under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("Non-qualified options"). As of the date of this Prospectus, the Company has outstanding under the 1996 Plan options to purchase 713,782 shares of Common Stock, at an exercise price of $10.89 per share. The 1996 Plan is administered by the Compensation Committee.

    ELIGIBILITY. Options may be granted under the 1996 Plan to employees of and consultants to the Company, or any of its subsidiaries (other than Larry Thomas, Marty Albertson, or any other person serving on the Compensation Committee). No options may be granted to any one person in any one taxable year in excess of 25% of the options issued or issuable under the 1996 Plan. Incentive Options may not be granted to an employee who owns (as described in Sections 422(b)(6) and 425(d) of the Code) stock possessing more than 10% of the aggregate voting power of the Company unless the option price is fixed at least than 110% of the fair market value (as determined according to the 1996 Plan) of the stock on the grant date and the options are not exercisable later than five years following the grant date.

    GRANT OF OPTIONS. Options may be granted under the 1996 Plan at any time, from time to time, prior to the termination of the 1996 Plan. Each option grant will be set forth in a separate agreement with the person receiving the grant and will indicate the type, terms and conditions of the option grant.

    VESTING. Options are deemed granted on the date the Compensation Committee approves the grants. However, in the case of Incentive Options, the grant date may not be earlier than the date the optionee becomes an employee of the Company or one of its subsidiaries. The Compensation Committee shall determine whether and to what extent any options are also subject to time vesting based on the optionee's continued service. The 1996 Plan generally provides for acceleration of time vesting upon a sale of the Company or termination of the optionee's relationship with the Company without cause (as defined in the 1996 Plan), by the optionee with reasonable justification (as defined in the 1996 Plan) or upon death.

    OPTION PRICE AND EXERCISE. An option is exercisable at such times as are determined on the grant date by the Compensation Committee. The purchase price for shares to be issued to an optionee upon exercise of an option shall be the fair market value of a share of Common Stock on the grant date (or such lesser amount approved by the Board, but not less than 85% of the fair market value of a share of Common Stock).

    EXPIRATION, TERMINATION, REVOCATION, TRANSFER OF OPTIONS AND AMENDMENTS. Options granted under the 1996 Plan are not assignable except by will or by the laws of descent and distribution. The Compensation Committee, with the Board's approval, may amend or modify the 1996 Plan in any respect, PROVIDED HOWEVER, that approval of the holders of a majority of Common Stock must be obtained if required by law or for compliance with federal securities laws or the Code.

    REGISTRATION  STATEMENT  ON  FORM  S-8.    The  Company  intends  to  file a
registration statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable under the 1996 Plan.

OPTION GRANTS IN 1996; AGGREGATE OPTION EXERCISES IN 1996; 1996 YEAR-END OPTION VALUES

    In 1996, the Company granted to certain directors, officers and employees of the Company (including Messrs. Ross and Soosman) options to purchase 554,584 shares of Common Stock at a purchase price of $10.89 per share under the 1996 Plan and, pursuant to separate arrangements, granted to each of Messrs. Thomas and Albertson options to purchase 397,985 shares of Common Stock at a purchase price of $10.89 per share. Pursuant to the requirements of their respective employment agreements, the Company has also granted to each of Messrs. Ross and Soosman options to purchase an additional 79,599 shares of Common Stock at a purchase price of $10.89 per share under the 1996 Plan. See "-- Director Compensation," "-- Employment Agreements," "-- Management Stock Option Agreements," "-- 1996 Performance Stock Option Plan" and "-- 1997 Equity Participation Plan."

    Set forth below is a table describing the options granted by the Company to each of the Named Officers during the year ended December 31, 1996:

                                                       INDIVIDUAL OPTION GRANTS IN 1996
                           -----------------------------------------------------------------------------------------
                                                                                         POTENTIAL REALIZABLE VALUE
                                                                                             AT ASSUMED ANNUAL
                             NUMBER OF       PERCENT OF                                        RATES OF STOCK
                             SECURITIES    TOTAL OPTIONS/                                    PRICE APPRECIATION
                             UNDERLYING    SARS GRANTED TO  EXERCISE OR                     FOR OPTION TERM (2)
                            OPTIONS/SARS    EMPLOYEES IN    BASE PRICE    EXPIRATION    ----------------------------
NAME                       GRANTED (#)(1)    FISCAL YEAR    ($/ SHARE)       DATE          5% ($)         10% ($)
-------------------------  --------------  ---------------  -----------  -------------  -------------  -------------
Larry Thomas.............         397,985          29.5%     $   10.89          2006    $   2,725,880  $   6,907,917
Marty Albertson..........         397,985          29.5          10.89          2006        2,725,880      6,907,917
Bruce Ross...............          79,599           5.9          10.89          2006          545,189      1,381,615
Barry Soosman............          79,599           5.9          10.89          2006          545,189      1,381,615
Raymond Scherr...........        --              --             --            --             --             --

------------------------

(1) The securities underlying the options are shares of Common Stock. No SARs were granted in fiscal 1996. For a description of terms pertaining to such options and other information relating thereto, see "-- Employment Agreements; -- Management Stock Option Agreements; -- 1996 Performance Stock Option Plan."

(2) The potential realizable value assumes a rate of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

    The following table sets forth, on an aggregated basis, information regarding securities underlying unexercised options during the year ended December 31, 1996 by the Named Officers:

                                                                 OPTION VALUES AT DECEMBER 31, 1996
                                                   --------------------------------------------------------------
                                                             NUMBER OF                       VALUE OF
                                                       SECURITIES UNDERLYING                UNEXERCISED
                                                            UNEXERCISED                    IN-THE-MONEY
                                                            OPTIONS AT                      OPTIONS AT
                                                      FISCAL YEAR-END (1)(#)            FISCAL YEAR-END ($)
                                                   -----------------------------  -------------------------------
NAME                                                EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-------------------------------------------------  -------------  --------------  -------------  ----------------
Larry Thomas.....................................       --            397,985(2)       --        $   1,635,718(2)
Marty Albertson..................................       --            397,985(2)       --            1,635,718(2)
Bruce Ross.......................................       --             79,599          --              327,152
Barry Soosman....................................       --             79,599          --              327,152
Raymond Scherr...................................       --              --             --               --

------------------------
(1) The securities underlying the options are shares of Common Stock. For a description of terms pertaining to such options and other information relating thereto, see "-- Employment Agreements; -- Management Stock Option Agreements; -- 1996 Performance Stock Option Plan."

(2) The options granted to Messrs. Thomas and Albertson are subject to future vesting which may be accelerated upon the attainment by the Company of certain performance hurdles based on market capitalization and other factors. See " -- Management Stock Option Agreements."

1997 EQUITY PARTICIPATION PLAN

    The Company's 1997 Equity Participation Plan (the "1997 Plan") was adopted by the Board of Directors and approved by the stockholders in January 1997. The principal purposes of the 1997 Plan are to provide incentives for officers, employees and consultants of the Company and its subsidiaries through granting of options, restricted stock, stock appreciation rights, dividend equivalent performance awards and deferred stock awards (collectively, "Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. In addition to Awards made to officers, employees or consultants, the 1997 Plan permits the granting of options ("Director Options") to the Company's non-employee directors.

    Under the 1997 Plan, not more than 875,000 shares of Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs") and other Awards, or upon vesting of restricted or deferred stock awards. Furthermore, the maximum number of shares which may be subject to options or stock appreciation rights granted under the 1997 Plan to any individual in any calendar year cannot exceed 150,000. As of the date of this Prospectus, no options have been granted under the 1997 Plan.

    The principal features of the 1997 Plan are summarized below, but this summary is qualified in its entirety by reference to the 1997 Plan, which is filed as an exhibit to the registration statement of which this Prospectus is a part.

    ADMINISTRATION. The Compensation Committee will administer the 1997 Plan with respect to grants to employees or consultants of the Company and the full Board will administer the 1997 Plan with respect to Director Options. The Compensation Committee will consist of at least two members of the Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, with respect to options and SAR's which are intended to constitute performance-based compensation under Section 162(m) of the Code ("Section 162(m)"), an "outside director" for the purposes of Section 162(m). Subject to the terms and conditions of the 1997 Plan, the Board or Compensation Committee has the authority to select the persons to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1997 Plan. Similarly, the Board has discretion to determine the terms and conditions of Director Options and to interpret and administer the 1997 Plan with respect to Director Options. The Compensation Committee (and the Board) are also authorized to adopt, amend and rescind rules relating to the administration of the 1997 Plan.

    ELIGIBILITY. Options, SARs, restricted stock and other Awards under the 1997 Plan may be granted to individuals who are then officers or other employees of the Company or any of its present or future subsidiaries based upon the determination of the Compensation Committee. Such Awards also may be granted to consultants of the Company selected by the Board or Compensation Committee for participation in the 1997 Plan. Non-employee directors of the Company may be granted NQSOs (as defined herein) by the Board.

    GRANT OF AWARDS. The 1997 Plan provides that the Compensation Committee may grant or issue stock options, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award as determined by the Compensation Committee.

        NONQUALIFIED STOCK OPTIONS ("NQSOS") will provide for the right to purchase Common Stock at a price not less than the fair market value on the date of grant, and usually will become exercisable (in the discretion of the Board or Compensation Committee) in one or more installments after the grant date, subject to the participant's agreement to continue in the employ of the Company for at least one year (or shorter period as fixed in a written agreement) and/or subject to the satisfaction of individual or Company performance targets established by the Board or Compensation Committee. NQSOs may be granted for up to a ten-year term specified by the Board or Compensation Committee and the exercise price thereof must be not less than the fair market value of the underlying Common Stock on the date of grant. The Compensation Committee may extend the term of any outstanding option in connection with any termination of employment or consultancy of the optionee or amend any condition or term of such option relating to such termination. Notwithstanding the foregoing, options may not be repriced after issuance.

        INCENTIVE STOCK OPTIONS ("ISOS"), will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the Optionee's termination of employment, and must be exercised within the ten years after the date of grant; but such options may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the 1997 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant. Any option granted may be modified by the Compensation Committee to disqualify such option from ISO treatment.

        RESTRICTED STOCK may be sold to participants and made subject to such restrictions as may be determined by the Board or Compensation Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In addition, under certain circumstances, the Company may repurchase the restricted stock upon termination of employment at a cash price equal to the price paid by the grantee. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

        DEFERRED STOCK may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Board or Compensation Committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

        STOCK APPRECIATION RIGHTS may be granted in connection with stock options or other Awards, or separately. SARs granted by the Board or
Compensation Committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of Common Stock over the exercise price of the related option or other Awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m), there are no restrictions specified in the 1997 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the Board or Compensation Committee in the SAR agreements. The Board or Compensation Committee may elect to pay SARs in cash or in Common Stock or in a combination of both.

        DIVIDEND EQUIVALENTS represent the value of the dividends per share, if any, paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other Awards held by the participant. Dividend equivalents will be converted into cash or additional shares of Common Stock as determined by the Compensation Committee.

        PERFORMANCE AWARDS may be granted by the Board or Compensation Committee on an individual or group basis. Generally, these Awards will be based upon specific performance targets and may be paid in cash or in Common Stock or in a combination of both. Performance Awards may include "phantom" stock Awards that provide for payments based upon increases in the price of the Company's Common Stock over a predetermined period.

        STOCK PAYMENTS may be authorized by the Board or Compensation Committee in the form of shares of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant. Such payments will be determined by the Compensation Committee based on specific performance criteria.

        Generally, in addition to the payment of any purchase price as consideration for the issuance of an Award, the grantee must agree to remain in the employ of or to consult for, the Company for at least one year after such Award is issued. In addition, under the terms of the 1997 Plan Awards are exercisable or payable only while the grantee is an employee or consultant of the Company. However, under certain conditions, the Committee may determine that any such award may be exercisable or paid subsequent to termination of employment.

        DIRECTOR OPTIONS will be granted to the Company's non-employee directors under the 1997 Plan at a per share price not less than the fair market value of a share of Common Stock on the date of grant. Following the consummation of the Offering, (i) a person who is initially elected to the Board and who is a non-employee director at the time of such initial election automatically will be granted a Director Option to purchase 15,000 shares of Common Stock on the date of such initial election, and (ii) a person who is re-elected to the Board and who is a non-employee director at the time of such re-election automatically shall be granted a Director Option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders at which such director is re-elected to the Board. Notwithstanding the foregoing, (A) no grant shall be made to a non-employee director pursuant to the foregoing clause (i) if: (x) an affiliate of such non-employee director served on the Board within the twelve-month period prior to the initial election of such non-employee director or (y) such non-employee director is an employee of the Company who subsequently retires from the Company and remains on the Board, and (B) no grant shall be made to a non-employee director pursuant to the foregoing clause (ii) if such non-employee director was initially elected to the Board within 120 days of such annual meeting of stockholders. Director Options granted to non-employee directors will vest over a three-year period. Although the Board presently has an intention to grant only Director Options to non-employee directors, the Board may grant other stock options or Awards to non-employee directors in accordance with the provisions of the 1997 Plan.

    The 1997 Plan may be amended, suspended or terminated at any time by the Board or the Compensation Committee. However, the maximum number of shares that may be sold or issued under the 1997 Plan may not be increased without approval of the Company's stockholders.

    SECURITIES LAWS AND FEDERAL INCOME TAXES

        SECURITIES LAWS. The 1997 Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b-3. The 1997 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the 1997 Plan and options granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

        GENERAL FEDERAL TAX CONSEQUENCES. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards and stock payments under the 1997 Plan are taxable under
Section 83 of the Code upon their receipt of Common Stock or cash with respect to such awards or grants and, subject to Section 162(m), the Company will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable on their receipt of Common Stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, the Company is not entitled to income tax deductions with respect to such exercises. Participants in the 1997 Plan will be provided with additional information regarding the tax consequences relating to the various types of awards and grants under the plan.

        SECTION 162(m) LIMITATION. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (I.E., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 1997 Plan will not be subject to Section 162(m) until the earlier of (i) a material modification of the 1997 Plan; (ii) the issuance of all employer stock and other compensation that has been allocated under the 1997 Plan; or (iii) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 1999 (the "Transition Date"). After the Transition Date, rights or awards granted under the 1997 Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon preestablished objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the Company. Thus, the Company expects that such other rights or awards under the 1997 Plan will not constitute "performance-based compensation" for purposes of Section 162(m).

    The Company has attempted to structure the 1997 Plan in such a manner that, after the Transition Date, subject to obtaining stockholder approval for the 1997 Plan, the remuneration attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

    REGISTRATION STATEMENT  ON  FORM  S-8.    The  Company  intends  to  file  a
registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved for issuance under the 1997 Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the Recapitalization, the Company did not have a compensation committee. In fiscal 1995, compensation decisions for executive officers and senior management were made by Messrs. Scherr and Thomas. Following the Recapitalization, Messrs. Thomas, Albertson, Ferguson and Lazarus served on the Compensation Committee. Upon consummation of the Offering, Messrs. Thomas and Albertson resigned from the Compensation Committee. In April 1996, the Company made a personal loan to Larry Thomas, the Company's President, of $1 million at an annual interest rate of 8.0% to assist Mr. Thomas's purchase of a personal residence. The loan, excluding accrued interest of $10,000 (which was forgiven), was repaid concurrently with the Recapitalization.

                             PRINCIPAL STOCKHOLDERS

    The information in the following table sets forth the ownership of the Common Stock, as of the date of this Prospectus, by (i) each person who, to the knowledge of the Company, beneficially owns more than 5% of the outstanding shares of Common Stock; (ii) each Named Officer; (iii) each director of the Company; and (iv) all directors and executive officers of the Company, as a group. As of the date of this Prospectus, the Company had 19,329,079 shares of Common Stock outstanding and, to the knowledge of the Company, there were 45 record holders of Common Stock. The Company believes that the number of beneficial holders is significantly in excess of this amount.

                                                                                            BENEFICIAL OWNERSHIP (1)
                                                                                            ------------------------
                                                                                             NUMBER OF
NAME AND ADDRESS (2)                                                                          SHARES       PERCENT
------------------------------------------------------------------------------------------  -----------  -----------
Chase Venture Capital Associates, L.P. (3)................................................    4,381,265       22.7%
 380 Madison Avenue, 12th Floor
 New York, NY 10017
Raymond Scherr (4)........................................................................    1,710,148        8.8
David Ferguson (5)........................................................................      --           --
Jeffrey Walker (5)........................................................................      --           --
Michael Lazarus (6).......................................................................      --           --
Steven Burge (7)..........................................................................      --           --
Larry Thomas (8)..........................................................................    1,384,816        7.2
Marty Albertson (9).......................................................................      927,637        4.8
Bruce Ross (10)...........................................................................       30,383        *
Barry Soosman (11)........................................................................       76,293        *
All Executive Officers and Directors as a group (9 persons) (5)-(12)......................    4,076,211       21.1

------------------------
 *  Represents less than 1% of the issued and outstanding shares.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to the knowledge of the Company, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Unless otherwise indicated, the address for each person is the Company's address at 5155 Clareton Drive, Agoura Hills, CA 91362.

(3) Excludes Investor Options granted by Chase Ventures to certain members of management for the purchase of 207,899 shares of Common Stock, respectively. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(4) Represents: (i) 1,150,046 of shares of Common Stock held by the Scherr Trust for which Mr. Scherr and his spouse serve as co-trustees and share voting and investment control over such shares of Common Stock; (ii) 275,460 shares of Common Stock held in trust for the benefit of Mr. Scherr and his son for which Mr. Scherr's brother serves as trustee and exercises voting and investment control; (iii) 275,460 shares of Common Stock held in trust for the benefit of Mr. Scherr's spouse and daughter for which Mr. Scherr's brother serves as trustee and exercises voting and investment control; and
    (iv) 9,182 shares of Common Stock held by Mr. Scherr's brother. The address of each such person is 1096 Lakeview Canyon, Westlake Village, CA 91362. Mr. Ray Scherr disclaims beneficial ownership of the shares held in trust for the benefit of his wife and daughter and held by David Scherr.

(5) Neither Mr. Walker nor Mr. Ferguson own any Common Stock. Messrs. Walker and Ferguson are the Managing General Partner and a General Partner, respectively, of Chase Capital Partners, a New York general partnership, and the sole general partner of Chase Ventures and an affiliate of Chase Securities. Each of Messrs. Walker and Ferguson disclaims beneficial ownership of the shares owned by Chase Ventures except to the extent of his pecuniary interest therein. The address for Mr. Walker is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017, and the address for Mr. Ferguson is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245.

(6) Mr. Lazarus does not directly own any Common Stock. However, as a general partner of Weston Presidio Management II, L.P., the sole general partner of Weston Presidio, he may be deemed to share voting and investment control over the 658,966 shares of Common Stock held by Weston Presidio and over the additional 29,684 shares of Common Stock owned by Weston Presidio that are subject to Investor Options. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management." Mr. Lazarus disclaims beneficial ownership of the shares held by Weston Presidio, except to the extent of his pecuniary interest therein. The address for Mr. Lazarus is c/o Weston Presidio, 343 Sansome Street, Suite 1210, San Francisco, California 94111.

(7) Mr. Burge does not own any Common Stock. However, as a managing director of Wells Fargo, he may be deemed to share voting or investment control over the 878,589 shares of Common Stock owned by Wells Fargo and over the additional 39,611 shares of Common Stock owned by Wells Fargo that are subject to Investor Options. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management." Mr. Burge disclaims beneficial ownership of the shares held by Wells Fargo, except to the extent of his pecuniary interest therein. The address for Mr. Burge is c/o Wells Fargo Equity Capital, 333 South Grand Avenue, Suite 1200, Los Angeles, California 90071.

(8) Represents: (i) 1,275,094 shares of Common Stock held by a trust for the benefit of Mr. Thomas and his spouse for which Mr. Thomas and his spouse serve as co-trustees; and (ii) 109,722 shares of Common Stock issuable upon the exercise of an Investor Option granted to Mr. Thomas by the Investors. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(9) Represents: (i) 711,717 shares of Common Stock held by a trust for the benefit of Mr. Albertson and his spouse for which Mr. Albertson and his spouse serve as co-trustees; (ii) 53,099 shares of Common Stock held in trust for the benefit of Mr. Albertson and one of his children for which Mr. Albertson serves as trustee; (iii) 53,099 shares of Common Stock held in trust for the benefit of Mr. Albertson's spouse and one of his children for which Mr. Albertson serves as trustee; and (iv) 109,722 shares of Common Stock issuable upon the exercise of an Investor Option granted to Mr. Albertson by the Investors. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(10)Includes 3,850 shares of Common Stock issuable upon the exercise of an Investor Option granted to Mr. Ross by the Investors. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

(11)Includes: (i) 45,910 shares of Common Stock held by the Soosman Family Trust with respect to which Mr. Soosman and his spouse serve as co-trustees and share voting and investment control; and (ii) 3,850 shares of Common Stock issuable upon the exercise of an Investor Option granted to Mr. Soosman by the Investors. See "Certain Transactions -- Options Granted by the Investors to Certain Members of Management."

                              CERTAIN TRANSACTIONS

MANAGEMENT TRANSACTIONS

    In April 1996, the Company made a personal loan to Larry Thomas, the Company's President, of $1.0 million at an annual interest rate of 8.0% to assist Mr. Thomas's purchase of a personal residence. The loan, excluding accrued interest of $10,000 (which was forgiven), was repaid concurrently with the Recapitalization.

    On February 15, 1996, the Company entered into sale-leaseback transactions with Raymond Scherr relating to the Company's Arlington, Texas store and North Chicago, Illinois store. The Arlington, Texas store was sold by the Company to Mr. Scherr for $935,000. The North Chicago, Illinois store was sold by the Company to Mr. Scherr for $820,000. The Company leases the Arlington, Texas store and North Chicago, Illinois store from Mr. Scherr for $7,687 and $8,570 per month, respectively. In August 1995, Mr. Scherr purchased the South Chicago, Illinois store from the Company's profit sharing plan for $500,000. The Company leases this store from Mr. Scherr for $8,250 per month. The Company leases its Covina, California store from Mr. Scherr for $9,900 per month. All of the leases are on a triple net basis pursuant to which the Company pays rent, as well as expenses relating to taxes, insurance and maintenance. Management believes that the terms of these leases are on the same or similar terms that would be available from an unaffiliated third party in an arm's length negotiation.

    The Company paid the law firm of Soosman & Associates, of which Barry Soosman was a partner, $70,000, $120,000 and $160,000 for legal fees in 1994, 1995 and 1996, respectively.

RECAPITALIZATION AND TRANSACTIONS WITH MANAGEMENT

    On June 5, 1996, the Company consummated a series of transactions to effect the Recapitalization pursuant to which control of the Company was transferred from its sole stockholder, the Scherr Trust, to members of management (including Messrs. Thomas and Albertson) and the Investors. The terms of the Recapitalization, including the basis of the purchase price for shares of Common Stock and the number of shares of Junior Preferred Stock issued to Messrs. Thomas and Albertson and the Scherr Trust, was determined as a result of arms-length negotiations with the Investors.

    In connection with the Recapitalization, Larry Thomas (i) purchased 493,376 shares of Common Stock at a purchase price of $1.00 per share in cash; (ii) purchased 189,171.92 shares of Junior Preferred Stock (with an initial liquidation value of $100 per share) in exchange for the cancellation of options to acquire 48,844,190 shares of Common Stock; and (iii) received $10.6 million in cash upon the cancellation of options for the purchase of 31,484,670 shares of Common Stock. The options exchanged had a weighted average exercise price of $0.003 per share.

    In connection with the Recapitalization, Marty Albertson (i) purchased 328,916 shares of Common Stock at a purchase price of $1.00 per share in cash;
(ii) purchased 126,114.41 shares of Junior Preferred Stock (with an initial liquidation value of $100 per share) in exchange for the cancellation of options to acquire 32,562,741 shares of Common Stock; (iii) received $7.1 million in cash upon the cancellation of options for the purchase of 20,989,747 shares of Common Stock. The options exchanged had a weighted average exercise price of $0.003 per share.

    In connection with the Recapitalization, the Company repurchased 309,840,000 shares of Common Stock from the Scherr Trust for approximately $113.1 million in cash. The Scherr Trust also exchanged 51,123,600 shares of Common Stock for 198,000 shares of Junior Preferred Stock (with an initial liquidation value of $19.8 million) and retained 516,400 shares of Common Stock.

    In connection with the Recapitalization, the Company granted options to each of Messrs. Thomas and Albertson to purchase 397,985 shares of Common Stock at an exercise price of $10.89 per share pursuant to the Management Stock Option Agreements. All such options granted to Messrs. Thomas and Albertson are subject to future vesting which may be accelerated upon the attainment by the Company of certain performance hurdles based on market capitalization and other factors. See "Management -- Management Stock Option Agreements." Following the consummation of the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the issuance of Common Stock upon exercise of such options.

    The Company granted certain registration rights to Messrs. Thomas and Albertson and the Scherr Trust. See "-- Registration Rights."

TRANSACTIONS WITH THE INVESTORS

    In connection with the Recapitalization, the Investors purchased the following equity securities of the Company for an aggregate purchase price of $70.0 million in cash: (i) Chase Ventures and an affiliate purchased 1,355,550 shares of Common Stock and 519,750 shares of Junior Preferred Stock; (ii) Wells Fargo purchased 258,200 shares of Common Stock and 99,000 shares of Junior Preferred Stock; and (iii) Weston Presidio purchased 193,650 shares of Common Stock and 74,250 shares of Junior Preferred Stock.

    Chase Ventures is an affiliate of Chase Securities. Jeffrey Walker, a director of the Company, is the managing general partner of Chase Capital Partners, the general partner of Chase Ventures. David Ferguson, a director of the Company, is a general partner of Chase Capital Partners. Messrs. Walker and Ferguson have equity interests in Chase Capital Partners. Mr. Burge, a director of the Company, is a managing director of Wells Fargo. Wells Fargo is an indirect wholly owned subsidiary of Wells Fargo & Co., the parent company of Wells Fargo. Mr. Burge does not have an equity interest in Wells Fargo or Wells Fargo & Co. Michael Lazarus, a director of the Company, is a general partner of Weston Presidio Capital Management II, L.P. and has an equity interest therein. Weston Presidio Capital Management II, L.P. is the sole general partner of Weston Presidio.

    In connection with the Recapitalization, the Scherr Trust and stockholders holding management positions (the "Management Stockholders") have agreed to indemnify the Investors and the DLJ Investors for losses incurred in connection with any misrepresentations or breaches of warranty by the Company or its affiliates. The Investors and the DLJ Investors (as defined herein) have agreed to indemnify the Company in substantially the same manner, with the indemnified amount limited to each Investor's ratable share of such losses.

TRANSACTIONS WITH AFFILIATES OF CHASE SECURITIES

    In connection with the Recapitalization, the Company entered into the Bridge Facility with DLJ Bridge and Chemical, an affiliate of Chase Securities, pursuant to which DLJ Bridge purchased for cash $51.0 million of notes of the Company bearing interest at 12.75% per annum and Chemical loaned $49.0 million in cash to the Company with interest payable at 12.75% per annum. The Company applied the net proceeds of the private placement of the Old Notes, for which Chase Securities acted as an Initial Purchaser, to the retirement of the Bridge Facility. Chase Securities also acted as an underwriter in the Offering. In connection with such transactions, Chemical and Chase Securities received customary fees.

1996 CREDIT FACILITY

    Effective with the Recapitalization, Wells Fargo, an affiliate of Wells Fargo Bank, purchased approximately 7.14% of the then outstanding Common Stock. See "Principal and Selling Stockholders." Wells Fargo Bank is acting as lender under the 1996 Credit Facility and is being paid customary fees therefor. See "Description of the 1996 Credit Facility."

REGISTRATION RIGHTS

    The Company granted to the Investors and certain members of management, including Messrs. Thomas and Albertson and the Scherr Trust, the right to cause the Company to register such holders' shares of equity securities at any time upon the request of holders of at least 60.0% of the equity securities held by such holders in accordance with the requirements of the Securities Act and subject to the Company's right to delay its obligations upon the occurrence of specified events. In addition, all of such holders have the right to include their shares of equity securities in any registration of equity securities effected by the Company, subject to certain limitations. The Company has agreed to pay all costs associated with any such registrations, except for underwriters' discounts and commissions.

TAX INDEMNIFICATION AGREEMENT

    In connection with the Recapitalization, the Company entered into a tax indemnification agreement (the "Tax Indemnification Agreement") with Raymond Scherr pursuant to which the Company has agreed to indemnify Raymond Scherr for any loss, damage or liability and all expenses incurred, suffered, sustained or required to be paid by the Scherr Trust in the event that certain specified aspects of the Recapitalization are not treated for tax purposes in the manner contemplated by the Recapitalization and related transactions. The Management Stockholders have individually agreed to reimburse the Company on a pro rata basis for any amounts paid to Mr. Scherr by the Company as required by the Tax Indemnification Agreement; provided, however, that the aggregate amount reimbursed by the Management Stockholders may not exceed $5 million.

SUBCHAPTER S DISTRIBUTIONS

    The Company elected to be taxed as a "S" corporation from 1988 until immediately prior to the consummation of the Recapitalization. The Scherr Trust, as the sole stockholder, received for 1994, 1995 and 1996 aggregate "S" corporation distributions of $3.9 million, $14.5 million and $29.8 million, respectively.

SCHERR BOARD REPRESENTATION LETTER

    On June 5, 1996, the Company entered into an agreement with Raymond Scherr (the "Scherr Board Representation Letter") in which the Company agreed that subsequent to the termination of the Stockholders Agreement by reason of a Qualified Public Offering and so long as Mr. Scherr and certain related entities own 5% or more of the Common Stock on a fully diluted basis, the Company will nominate or cause the nomination of Mr. Scherr to the Board of Directors (and include Scherr in any proxy statement and related materials used in connection with an election of directors) and otherwise use its best efforts to cause his election at each annual meeting or special meeting relating to the election of directors of the Company. The Company's obligations under this agreement will terminate if Mr. Scherr suffers a disability or commits certain acts (as described in the agreement). The Offering constituted a Qualified Public Offering for purposes of the Scherr Board Representation Letter.

MANAGEMENT TAX REDEMPTION

    In connection with the conversion of management's shares of Junior Preferred Stock upon completion of the Offering, a significant amount of non-cash income was deemed to have been earned by certain employees of the Company who are also stockholders of the Company (including Larry Thomas and Marty Albertson) for federal and state income tax purposes whether or not such employees received any cash with respect to the underlying stock. In February 1997, the Company agreed to redeem (the "Management Tax Redemption") approximately 1,317,000 shares of Common Stock, at a price equal to the initial public offering price in the Offering less the net underwriting discount, to provide sufficient cash to such employees to finance a portion of such federal and state income tax obligations. Pursuant to the terms of such agreement, the Company used approximately $18.4 million of the proceeds from the Offering to redeem for cash such shares of Common Stock (of which approximately $6.7 million and $4.5 million were paid to Messrs. Thomas and Albertson, respectively).

OPTIONS GRANTED BY THE INVESTORS TO CERTAIN MEMBERS OF MANAGEMENT

    Chase Ventures, Wells Fargo and Weston Presidio granted Investor Options to purchase an aggregate of 277,194 shares of Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Company. Each grant of an Investor Option is, to the extent possible, deemed to be granted by each Investor to each member of management in the same ratio as granted by each Investor (i.e., 75.00% by Chase Ventures, 14.29% by Wells Fargo and 10.71% by Weston Presidio). Included in the Investor Options are options to purchase 109,722 shares of Common Stock that were granted to each of Messrs. Thomas and Albertson and 3,850 shares of Common Stock that were granted to each of Messrs. Ross and Soosman. The Investor Options were granted in December 1996, are presently exercisable and will expire on December 30, 2001. This Company is not a party to this agreement and has not, and will not, incur any obligation in connection with such Investor Options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Captial Resources."

                              DESCRIPTION OF NOTES

    Set forth below is a summary of certain provisions of the Notes. The Notes were issued pursuant to an indenture (the "Indenture"), dated as of July 2, 1996, by and between the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Notes and the Indenture. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. The Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

    The Notes are senior, unsecured, general obligations of the Company. As of the date of this Prospectus, there are $66,667,000 aggregate principal amount of Notes outstanding. The Notes are issuable only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    The Notes mature on July 1, 2006. The Notes bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1997, to the Persons in whose names such Notes are registered at the close of business on the December 15 or June 15 immediately preceding such Interest Payment Date. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months.

    Principal of, premium, if any, and interest on the Notes are payable, and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

OPTIONAL REDEMPTION

    The Company does not have the right to redeem any Notes prior to July 1, 2001 (other than out of the Net Cash Proceeds of an Initial Public Equity Offering, as described in the following paragraph). The Notes are redeemable for cash at the option of the Company, in whole or in part, at any time on or after July 1, 2001, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing July 1 of the years indicated below, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest thereon to the Redemption Date:

YEAR                                                                     PERCENTAGE
----------------------------------------------------------------------  ------------
2001..................................................................     105.500%
2002..................................................................     103.667%
2003..................................................................     101.833%
2004 and thereafter...................................................     100.000%

    Notwithstanding the foregoing, prior to July 1, 1999, upon an Initial Public Equity Offering for cash, up to 33 1/3% of the original $100 million aggregate principal amount of the Notes may be redeemed at the option of the Company within 60 days of such Initial Public Equity Offering, on not less than 30 days, but not more than 60 days, notice to each Holder of the Notes to be redeemed, with cash from the Net Cash Proceeds of such Initial Public Equity Offering, at 110% of principal amount (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date), together with accrued and unpaid interest to the date of redemption; PROVIDED, HOWEVER, that immediately following such redemption not less than 66 2/3% of the original $100 million aggregate principal amount of the Notes remains outstanding. Pursuant to this provision, the Company redeemed $33,333,000 aggregate principal amount of Notes on April 19, 1997. As of the date of this Prospectus, there are $66,667,000 aggregate principal amount of Notes outstanding.

    In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a PRO RATA basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

    The Notes do not have the benefit of any sinking fund.

    Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the date of redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in the payment thereof.

CERTAIN COVENANTS

    REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Change of Control Offer"), to require the Company to repurchase all or any part of such Holder's Notes (PROVIDED that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 35 Business Days after the occurrence of such Change of Control, at a cash price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, together with (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such repurchase date) accrued and unpaid interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 10 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company promptly shall purchase all Notes properly tendered in response to the Change of Control Offer.

    As used herein, a "Change of Control" means such time as: (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act of 1934, as amended), other than any person or group comprised solely of the Investors, has become the beneficial owner, by way of purchase, merger, consolidation or otherwise, of 35% or more of the voting power of all classes of voting securities of the Company and such person or group has become the beneficial owner of a greater percentage of the voting power of all classes of voting securities of the Company than that then held by the Investors; or (b) a sale or transfer of all or substantially all of the assets of the Company to any person or group (other than any group consisting solely of the Investors or their Affiliates) has been consummated; or (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election was approved by a vote of a majority of the directors then still in office, who either were directors at the beginning of such period or whose election or nomination for the election was previously so approved) cease for any reason to constitute a majority of the directors of the Company, as the case may be, then in office, other than as a result of election and removal of directors pursuant to the terms of the Senior Preferred Stock as in effect on the Issue Date or the Stockholders Agreement as in effect on the Issue Date governing the election and removal of directors.

    As used herein, "Investors" means (i) Chase Venture Capital Associates, L.P., CB Capital Investors, Inc., Weston Presidio Capital II, L.P., Wells Fargo Small Business Investment Company, Inc. and any Person controlled by or under common control with any of the foregoing but not Persons controlling any of the foregoing, other than those Persons controlling the Investors as of the date the shares of Senior Preferred Stock are first issued and (ii) the holders of the Company's Common Stock (including Larry Thomas, Marty Albertson and the Scherr Trust) who are party to the Stockholders Agreement as in effect on June 5, 1996, members of their immediate families and trusts for their sole benefit.

    A transaction in which the Company is sold or its assets are transferred to any person or group of persons who is or are Investors will not constitute a Change of Control, thus Holders would not receive the benefit of the Change of Control provisions in the event of such transaction. On or before the Change of Control Purchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered and
(iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent promptly will pay the Holders of Notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest), and the Trustee promptly will authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; PROVIDED, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Any Notes not so accepted will be delivered promptly by the Company to the Holder thereof. The Company publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date. Any Note (or a portion thereof) accepted for payment pursuant to the Change of Control Offer (and duly paid on the Change of Control Purchase Date) will cease to accrue interest after the Change of Control Purchase Date. There can be no assurance that the Company would have available sufficient funds to repurchase the Notes in the event of a Change of Control.

    The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

    The phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

    Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules and regulations promulgated thereunder and all other applicable federal and state securities laws.

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK

    The Indenture provides that, except as set forth below in this covenant, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), other than Permitted Indebtedness.

    Notwithstanding the foregoing, if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a PRO FORMA basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence

Date"), the Consolidated Coverage Ratio of the Company for the Reference Period immediately preceding the Incurrence Date, after giving effect on a PRO FORMA basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least (x) 2.0 to 1, if such incurrence occurs on or before June 30, 1997, or (y) 2.25 to 1, if such incurrence occurs at any time thereafter (the "Debt Incurrence Ratio"), then the Company may incur such Indebtedness or Disqualified Capital Stock.

    Indebtedness or Disqualified Capital Stock of any Person which is outstanding at the time such Person becomes a Subsidiary of the Company (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with the Company or a Subsidiary of the Company shall be deemed to have been incurred at the time such Person becomes such a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company, as applicable.

    LIMITATION ON RESTRICTED PAYMENTS

    The Indenture provides that the Company and its Subsidiaries will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a PRO FORMA basis, (1) a Default or an Event of Default would have occurred and be continuing, (2) the Company is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or (3) the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period), commencing on the first day of the first full fiscal quarter commencing after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus (b) 100% of the aggregate Net Cash Proceeds received by the Company from the sale of its Qualified Capital Stock (other than (i) to a subsidiary of the Company and (ii) to the extent applied in connection with a Qualified Exchange), after the Issue Date.

    Failure to satisfy the foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit (v) Restricted Investments, PROVIDED that, after giving PRO FORMA effect to any such Investment, the aggregate amount of all such Investments made on or after the Issue Date that are outstanding (after giving effect to the amount (as such amount is determined by the Board of Directors reasonably and in good faith) of any such Investments (whether made originally in the form of property or cash) returned to the Company or the Subsidiary that made such prior Investment, without restriction, in cash, except to the extent that the effect of such return increased Consolidated Net Income of the Company, on or prior to the date of any such calculation) at any time does not exceed $5 million, and failure to satisfy the foregoing clauses (1), (2) and (3) of the immediately preceding paragraph will not prohibit (w) a Qualified Exchange, (x) the payment of any dividend on Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions, (y) the repurchase, redemption, or other acquisition or retirement for value of any Equity Interests of the Company held by any member of the Company's management pursuant to any management equity subscription agreement, restricted stock agreement, stockholders agreement, stock option agreement or other similar agreement, PROVIDED that, in the case of this clause
(y), the aggregate net consideration paid for all such Equity Interests so reacquired shall not exceed $1.0 million, or (z) the issuance of dividends on the Senior Preferred Stock in shares of Senior Preferred Stock or accretion to the liquidation value thereof pursuant to the terms of the instrument governing the Senior Preferred Stock as such instrument was in effect on the Issue Date. The full amount of any Restricted Payment made pursuant to the foregoing clauses
(v), (x) (except to the extent also covered by clause (z)) and (y), but not pursuant to clause (w) or (z), of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the immediately preceding paragraph.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING
SUBSIDIARIES

    The Indenture provides that the Company and its Subsidiaries will not, and will not permit any of their Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary of the Company to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, the Company or any Subsidiary of the Company, except (a) restrictions imposed by the Notes or the Indenture, (b) restrictions imposed by applicable law and regulation, (c) existing restrictions under Existing Indebtedness (assuming retirement of the Bridge Facility), (d) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement relating to any property, asset, or business acquired by the Company or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (e) any such restriction or requirement imposed by Indebtedness incurred under paragraph (e) of the definition of "Permitted Indebtedness," PROVIDED such restriction or requirement is no more restrictive than that imposed by the Credit Agreement as of the Issue Date, (f) restrictions with respect solely to a Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary, PROVIDED such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold or disposed of, (g) restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to paragraph (c) of the definition of "Permitted Indebtedness," PROVIDED such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness, and (h) in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clause (a), (c),
(d) or (g) of this paragraph that are not more restrictive than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced.

    Notwithstanding the foregoing, customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice shall in and of themselves not be considered restrictions on the ability of the applicable Subsidiary to transfer such agreement or assets, as the case may be.

    LIMITATION ON LIENS SECURING INDEBTEDNESS

    The Company will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the Issue Date or upon any income or profits therefrom.

    LIMITATION ON SALE OF ASSETS AND SUBSIDIARY STOCK

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, in one transaction or a series of related transactions (that has or have, when taken together with all other such transactions over the preceding 12-months, an aggregate fair market value in excess of $250,000 or for aggregate net proceeds in excess of $250,000), convey, sell, transfer, assign, or otherwise dispose of, directly or indirectly, any of their respective property, businesses, or assets, including by merger or consolidation (in the case of a Subsidiary of the Company), and including any sale or other transfer or issuance of any Equity Interests of any Subsidiary of the Company, whether by the Company or a Subsidiary of either or through the issuance, sale or transfer of Equity Interests by a Subsidiary of the Company (an "Asset Sale"), unless
(1)(a) within 365 days after the date of such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied (i) to the optional redemption of the Notes in accordance with the terms of the Indenture, (ii) to the repurchase of the Notes pursuant to an irrevocable and unconditional cash offer (the "Asset Sale Offer") to repurchase the Notes at a purchase price (the "Asset Sale Offer Price") of 101% of principal amount, plus accrued and unpaid interest to the date of payment, (iii) to the repayment of amounts outstanding pursuant to the terms of the Credit Agreement (PROVIDED that upon such application, the availability of amounts that the Company or its Subsidiaries may be liable for pursuant thereto shall be permanently reduced by a corresponding amount), or (iv) to the repayment of Purchase Money Indebtedness secured by the assets which are the subject of such Asset Sale, or (b) within 365 days following such Asset Sale, the Asset Sale Offer Amount is invested in assets and property (other than notes, bonds, obligations and securities of Persons other than subsidiaries, which are received as a result of transactions effected in compliance with the "Limitations on Restricted Payments" covenant) which in the good faith reasonable judgment of the Board will immediately constitute or be a part of a Related Business of the Company or such Subsidiary (if it continues to be a Subsidiary) immediately following such transaction, (2) at least 75% of the consideration for such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents, (3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a PRO FORMA basis, to, such Asset Sale, and (4) the Board of Directors of the Company determines in good faith that the Company or such Subsidiary, as applicable, receives fair market value for such Asset Sale.

    The Indenture provides that an acquisition of the Notes pursuant to an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in clauses (1)(a) or (1)(b) above (the "Excess Proceeds") exceeds $5 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount, plus an amount equal to accrued and unpaid interest, to the purchase of all Notes properly tendered (on a PRO RATA basis if the Asset Sale Offer Amount is insufficient to purchase all Notes so tendered) at the Asset Sale Offer Price (together with accrued and unpaid interest). To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, the Company may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer in compliance therewith the Excess Proceeds amount shall be reset to zero. For purposes of (2) above, total consideration received means the total consideration received for such Asset Sales, minus the amount of (a) non-subordinated debt secured by the assets that were the subject of the Asset Sale and assumed by a transferee, which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date or permitted pursuant to paragraph
(c), (e) or (g) of the definition of "Permitted Indebtedness" (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured solely by the assets sold and assumed by a transferee and
(c) property that within 30 days of such Asset Sale is converted into cash or Cash Equivalents and then applied in accordance with the terms of this covenant.

    Notwithstanding the foregoing provisions:

           (i)
           the Company and its Subsidiaries may, in the ordinary course of business, convey, sell, transfer, assign or otherwise dispose of inventory acquired and held for resale in the ordinary course of business and consistent with past practice;

          (ii)
           the Company and its Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the limitation on mergers, sales or consolidations provisions in the Indenture;

         (iii)
           the Company and its Subsidiaries may sell or dispose of damaged, worn out or other obsolete (to the Company or such Subsidiaries) real or personal property in the ordinary course of business and consistent with past practice so long as such property is no longer necessary for the proper conduct of the business of the Company or such Subsidiary, as applicable;

          (iv)
           the Company or any Subsidiary may, for fair market value (as determined reasonably and in good faith by the Board of Directors), convey, sell, transfer, assign or otherwise dispose of assets to the Company or any of its Subsidiaries; and

           (v)
           cash and Cash Equivalents may be exchanged or sold for or in consideration of cash or Cash Equivalents.

    All Net Cash Proceeds from an Event of Loss shall be invested or applied otherwise as set forth in clause 1(a) or 1(b) of the first paragraph of this covenant, all within the period and as otherwise provided above in clause 1(a) or 1(b) of the first paragraph of this covenant.

    Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations promulgated thereunder and all other applicable federal and state securities laws.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Indenture provides that neither the Company nor any of its Subsidiaries will be permitted on or after the Issue Date to, directly or indirectly, enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions), unless it is determined that the terms of such Affiliate Transaction (or Affiliate Transactions) are fair and reasonable to the Company, and no less favorable to the Company than could have been obtained in an arm's length transaction with a non-Affiliate.

    Without limiting the foregoing, in connection with any Affiliate Transaction or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions) (i) involving value to either party in excess of $1.0 million, the Company must address and deliver an Officers' Certificate to the Trustee certifying that (x) the terms of such Affiliate Transaction (or Affiliate Transactions) are fair and reasonable to the Company, and no less favorable to the Company than could have been obtained in an arm's length transaction with a non-Affiliate and (y) such Affiliate Transaction (or Affiliate Transactions) has been approved by a majority of the members of the Board of Directors that are disinterested in such transaction and (ii) involving value to either party in excess of $5.0 million, the Company must, prior to the consummation thereof, in addition to the Officers' Certificate delivered to the Trustee pursuant to clause (i) of this paragraph, obtain a written favorable opinion as to the fairness of such transaction to the Company from a financial point of view from an independent investment banking firm or valuation firm of national reputation for being knowledgeable with respect to such matters, PROVIDED that this clause
(ii) shall not apply to transactions between the Company or any of its Subsidiaries and any Affiliate thereof that is an investment or commercial bank of national reputation with capital and surplus of at least $500 million, in connection with the rendering by such Affiliate to the Company or such Subsidiary of investment or commercial banking (including lending) services.

    LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture provides that the Company will not, directly or indirectly, consolidate with or merge with or into another Person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, or adopt a plan of liquidation, unless (i) either (a) the Company is the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture;
(ii) no Default or Event of Default shall exist or would occur immediately after giving effect on a PRO FORMA basis to such transaction; (iii) immediately after giving effect to such transaction on a PRO FORMA basis, the Consolidated Net Worth of the consolidated surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a PRO FORMA basis, the consolidated resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; and (v) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental

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indenture, complies with the Indenture and that all conditions precedent therein relating to such transaction have been satisfied. The provisions of clause (iv) will not prevent the merger of the Company with or into another Person solely for the purpose of changing the jurisdiction of incorporation of the Company.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or consummation of a plan of liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and, except in the case of a transfer of all or substantially all of the assets of the Company and its Subsidiaries as a result primarily of the lease to any party thereof, the Company shall be released from the obligations under the Notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Company's interest in which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    LIMITATION ON LINES OF BUSINESS

    The Indenture provides that neither the Company nor any of its Subsidiaries or Unrestricted Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business.

    RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK

    The Indenture provides that the Company will not sell, and will not permit any of its Subsidiaries to issue or sell, any Equity Interests of any Subsidiary of the Company to any Person other than the Company or a Wholly Owned Subsidiary of the Company, except for Equity Interests with no preferences or special rights or privileges and with no redemption or prepayment provisions.

    LIMITATION ON STATUS AS INVESTMENT COMPANY

    The Indenture prohibits the Company and its Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

REPORTS

    The Indenture provides that whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder within 15 days after it is or would have been (if it were subject to such reporting obligations) required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, to the extent permitted by the Exchange Act or the Commission (if it were subject to such reporting obligations), file with the Commission the annual, quarterly and other reports which it is or would have been required to file with the Commission.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration

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
or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise, (iii) the failure by the Company or any Subsidiary to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Subsidiaries, (v) a default in any issue of Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $5 million, which default (a) is caused by failure to pay principal of, or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided therein on the date of such default, or (b) results in the acceleration of payment of such Indebtedness prior to its express maturity and (vi) final unsatisfied judgments not covered by insurance aggregating in excess of $5 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default; PROVIDED, that the Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or any Subsidiary), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal, premium, if any, and accrued and unpaid interest thereon to be due and payable immediately. If an Event of Default specified in clause (iv), above, relating to the Company or any Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely as a result of such acceleration have been cured or waived.

    Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on any Note not yet cured or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides that the Company may, at its option and at any time within one year of the Stated Maturity of the Notes, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and the Indenture shall cease to be of further effect as to, all outstanding Notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust funds; (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and

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
(iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, U.S. legal tender, noncallable U.S. government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the Holders of Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of the Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant
Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the Officers' Certificate, (i) through (vi) and, in the case of the opinion of counsel, clauses (i) (with respect to the validity and perfection of the security interest), (ii), (iii) and (v) of this paragraph have been complied with.

    If the funds deposited with the Trustee to effect Legal Defeasance or Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due, then the obligations of the Company under the Indenture will be revived and no such defeasance will be deemed to have occurred.

AMENDMENTS AND SUPPLEMENTS

    The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; PROVIDED, that no such modification may, without the consent of each Holder affected thereby:
(i) change the Stated Maturity of any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium

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payable  upon the redemption thereof,  or change the place  of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price or alter the provisions (including the defined terms used therein) regarding the right of the Company to redeem the Notes or the provisions (including the defined terms used therein) of the "Repurchase of Notes at the Option of the Holder Upon a Change of Control" covenant in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or (iv) cause the Notes to become subordinate in right of payment to any other Indebtedness.

NO PERSONAL LIABILITY OF PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS

    The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company or any successor entity shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his or its status as such stockholder, employee, officer or director.

CERTAIN DEFINITIONS

    "ACQUIRED INDEBTEDNESS" means Indebtedness or Disqualified Capital Stock of any Person existing at the time such Person becomes a Subsidiary of the Company, including by designation, or is merged or consolidated into or with or otherwise acquired by the Company or one of its Subsidiaries.

    "ACQUISITION" means the purchase or other acquisition of any Person or substantially all the assets of any Person by any other Person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

    "AFFILIATE" means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For purposes of this definition, the term "control" means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, PROVIDED that, with respect to ownership of the Company and its Subsidiaries, a beneficial owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.

    "ANCILLARY DOCUMENTS" means the amendment to the Company's Articles of Incorporation creating the Junior Preferred Stock, the Restricted Stock Agreements, the Shareholders Agreement, the Shareholder Registration Rights Agreement, the Employment Agreements, the Management Stock Option Agreements and the Plan.

    "AVERAGE LIFE" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of (a) the product of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

    "BENEFICIAL OWNER" or "BENEFICIAL OWNER" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "Person" shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

    "BORROWING BASE" means at any time the sum of (i) 75% of Eligible Receivables, plus (ii) 65% of Eligible Inventory.

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
    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

    "CAPITAL STOCK" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "CAPITALIZED LEASE OBLIGATION" means rental or other payment obligations under a lease of real or personal property that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

    "CASH EQUIVALENT" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market accounts substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

    "CONSOLIDATED COVERAGE RATIO" of any Person as of the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio (the "Transaction Date") means the ratio, on a PRO FORMA basis, of (a) the aggregate amount of Consolidated EBITDA of such Person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such Person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; PROVIDED that for purposes of this definition, (i) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (ii) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iii) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of such Reference Period, and (iv) the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a PRO FORMA basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that either (i) has the effect of fixing the interest rate on the date of computation, in which case such fixed rate (whether higher or lower) shall be used or (ii) has the effect of capping the interest rate on the date of computation, in which case such capped rate (if lower) shall be used.

    "CONSOLIDATED EBITDA" means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of (i) Consolidated Income Tax Expense,
(ii) Consolidated Depreciation and Amortization Expense, PROVIDED that Consolidated Depreciation and Amortization Expense of a Subsidiary that is not a Wholly Owned Subsidiary shall only proportionately be added to the extent of the proportionate equity interest of the Company in

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
such Subsidiary, (iii) Consolidated Fixed Charges, (iv) all other non-cash charges, less the amount of all cash payments made by such Person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period, and (v) for periods including and prior to June 5, 1996, salary paid to Raymond Scherr as Chairman of the Company (to the extent such salary reduced Consolidated Net Income).

    "CONSOLIDATED FIXED CHARGES" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and
(b) the amount of cash dividends paid or scheduled to be paid by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP), plus, without duplication and only to the extent not already included in net income, cash dividends received by the Company from Unrestricted Subsidiaries (not in excess of the Company's or such Subsidiary's proportionate share of the equity interest therein) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains and losses which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain or loss from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any Capital Stock), (b) the net income, if positive, of any Person, other than a Wholly Owned Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Wholly Owned Subsidiary of such Person during such period, but in any case not in excess of such Person's PRO RATA share of such Person's net income for such period, (c) the net income or loss of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (d) the net income, if positive, of any of such Person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, and (e) the effect of non-cash charges resulting solely from the issuance and/or lapse of substantial risk of forfeiture of Junior Preferred Stock issued to members of the Company's management in connection with and at the time of the Recapitalization.

    "CONSOLIDATED NET WORTH" of any Person at any date means the aggregate consolidated stockholders' equity of such Person (plus amounts of equity attributable to preferred stock of such Person) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such Person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such Person and its Consolidated Subsidiaries, and (b) amounts included in such stockholders' equity resulting from upward revaluations and other write-ups in the book value of assets of such Person or a Consolidated Subsidiary of such Person subsequent to the Issue Date.

    "CONSOLIDATED SUBSIDIARY" means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

    "CREDIT AGREEMENT" means the Credit Agreement, dated as of June 5, 1996, between the Company and Wells Fargo Bank, N.A., and all refundings, refinancings, amendments, modifications, replacements (solely with institutional lenders of national reputation) and supplements thereto.

    "DISQUALIFIED CAPITAL STOCK" means (a), except as set forth in (b), with respect to any Person, any Equity Interest of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the Holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Equity Interest other than any common equity with no preference, privileges, or redemption or repayment provisions.

    "ELIGIBLE INVENTORY" means the book value of all inventory owned by the Company and its Subsidiaries as would be reportable on a consolidated balance sheet prepared in accordance with GAAP .

    "ELIGIBLE RECEIVABLES" means the face amount of all accounts receivable owned by the Company and its Subsidiaries as would be reportable on a consolidated balance sheet in compliance with GAAP.

    "EQUITY INTEREST" of any Person means any shares, interests, warrants, options, participations or other equivalents (however designated) in such Person's equity, and shall in any event include any Capital Stock issued by, or partnership interests in, such Person.

    "EVENT OF LOSS" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

    "EXEMPTED AFFILIATE TRANSACTION" means (i) compensation paid to officers and directors of the Company pursuant to the Ancillary Documents as in effect on the date the shares of Senior Preferred Stock were first issued, (ii) any loans or advances by the Company to employees of the Company or a subsidiary of the Company in the ordinary course of business and in furtherance of the Company's business, in an aggregate amount not to exceed $1 million at any one time outstanding, (iii) transactions expressly contemplated by the Transaction Documents (including, without limitation, the repurchase of shares of Junior Preferred Stock and Common Stock held by employees), (iv) transactions with employees of the Company (including but not limited to compensation arrangements or loans and advances not referred to in clause (i) or (ii) that have been approved by the Board of Directors, including a majority of the disinterested directors, as being in the best interests of the Company) and (v) transactions between or among the Company and one or more of its Wholly Owned Subsidiares and between or among the Company's Wholly Owned Subsidiaries.

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company outstanding on the Issue Date after giving effect to the redemption of the Bridge Facility.

    "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession as in effect on the Issue Date.

    "INDEBTEDNESS" of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such any Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of

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
the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors (not the result of borrowed money) which have remained unpaid for greater than 90 days past their original due date) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable (including trade payables due within 12 months representing special terms offered by vendors in connection with new store openings, "special buy" situations or promotional situations) to trade creditors (which in no event provide for payment more than 12 months after delivery of goods or provision of services), (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) relating to any Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;
(b) all net obligations of such Person under Interest Swap and Hedging Obligations; (c) all liabilities and obligations of others of the kind described in the preceding clause (a) or (b) that such Person has guaranteed or that is otherwise its legal liability, or which are secured by any assets or property (limited, in such case, to the lesser of the amount of such Indebtedness or the fair market value of such assets or property) of such Person, and all obligations to purchase, redeem or acquire any Equity Interests; (d) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties; and (e) all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends). For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

    "INITIAL PUBLIC EQUITY OFFERING" means an initial underwritten offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act as a consequence of which the Common Stock of the Company is listed on a national securities exchange or quoted on the national market system of NASDAQ.

    "INTEREST SWAP AND HEDGING OBLIGATION" means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

    "INVESTMENT" by any Person in  any other Person means (without  duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable or deposits arising in the ordinary course of business); (c) other than guarantees of Indebtedness of the Company to the extent permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of the Company of any person to be an Unrestricted Subsidiary. The Company shall be deemed to make an Investment in an amount equal to the fair market value (as reasonably determined in good faith by the Board of Directors) of the net assets of any Subsidiary (or, if neither the Company nor any of its Subsidiaries has theretofore made an Investment in such Subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Subsidiary shall be deemed an Investment valued at its fair market value (as reasonably determined in good faith by the Board of Directors) at the time of such transfer.

    "ISSUE DATE" means the date of first issuance of the Notes under the Indenture.

    "LIEN" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired (excluding any option, warrant, right to purchase or other similar right with respect to Qualified Capital Stock).

    "NET CASH PROCEEDS" means the aggregate amount of cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash on or after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary) expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less (i) the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its Subsidiaries in connection with such Asset Sale and (ii) appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against (a) any liabilities associated with the property or assets disposed of in such Asset Sale, and (b) the after-tax cost of any indemnification payments (fixed and contingent) attributable to the seller's indemnities to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Asset Sale (but excluding any payments, which by the terms of the indemnities will not be made prior to the Stated Maturity of the Notes).

    "PERMITTED INDEBTEDNESS" means any of the following:

       (a) Indebtedness incurred by the Company to any Wholly Owned Subsidiary, and any Wholly Owned Subsidiary may incur Indebtedness to any other
    Wholly Owned Subsidiary or to the Company; PROVIDED that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Notes and the date of any event that causes such Subsidiary no longer to be a Wholly Owned Subsidiary shall be an Incurrence Date;

       (b) Indebtedness incurred by the Company evidenced by the Notes and represented by the Indenture up to the amounts specified therein as of the date thereof;

       (c) Purchase Money Indebtedness (including any Indebtedness issued to refinance, replace or refund such Indebtedness so long as such
    Indebtedness is secured only by the assets that secured the Indebtedness so refinanced, replaced or refunded on a non-recourse basis) incurred by the Company and its Subsidiaries on or after the Issue Date, PROVIDED that (i) the aggregate amount of such Indebtedness incurred on or after the Issue Date and outstanding at any time pursuant to this paragraph (c) (including Indebtedness issued so to refinance, replace or refund) shall not exceed $5 million, and (ii) in each case, such Indebtedness when incurred shall not constitute less than 50% nor more than 100% of the cost (determined in accordance with GAAP) to the Company of the property so purchased or leased;

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
       (d) Refinancing Indebtedness incurred by the Company with respect to any Indebtedness or Disqualified Capital Stock, as applicable, incurred as permitted by the Debt Incurrence Ratio contained in the "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" covenant or as described in clause (b) of this definition or described in this clause (d) or Existing Indebtedness (after giving effect to the repayment of the Bridge Facility);

       (e) Indebtedness incurred pursuant to the Credit Agreement (including any Indebtedness issued to refinance, refund or replace such
    Indebtedness); provided that, after giving effect to any such incurrence, the aggregate principal amount of such Indebtedness then outstanding does not exceed the greater of (i) $25 million and (ii) the Borrowing Base, which such amount (in the case of (i) or (ii)) shall be reduced by the amount of any Indebtedness outstanding pursuant to the Credit Agreement retired with Net Cash Proceeds from any Asset Sale or assumed by a transferee in an Asset Sale;

       (f) Disqualified Capital Stock issued as in-kind dividends on the Senior Preferred Stock or accretion to the liquidation value thereof pursuant to the instrument governing the terms of such capital stock as such instrument was in effect on the Issue Date; and

       (g) unsecured Indebtedness incurred by the Company (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate amount outstanding at any time (including any Indebtedness issued to refinance, replace, or refund such Indebtedness) of up to $10 million.

    "PERMITTED INVESTMENT" means Investments in (a) any of the Notes; (b) Cash Equivalents; and (c) intercompany indebtedness to the extent permitted under clause (a) of the definition of "Permitted Indebtedness."

    "PERMITTED LIEN" means (a) Liens existing on the Issue Date; (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business, PROVIDED that (i) the underlying obligations are not overdue for a period of more than 30 days, or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds, deposits in connection with the purchase of real property, and other obligations of a like nature incurred in the ordinary course of business; (e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation; (h) Liens securing the Notes; (i) Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged with or into the Company or a Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, PROVIDED that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any property or assets other than property or assets acquired in such transaction; (j) Liens arising from Purchase Money Indebtedness permitted to be incurred under clause (c) of the definition of "Permitted Indebtedness," PROVIDED such Liens relate only to the property which is subject to such Purchase Money Indebtedness and PROVIDED, FURTHER, that cross-collateralization, creation of "collateral pools" or similar arrangements involving solely Purchase Money Indebtedness and the assets serving as collateral therefor shall be Permitted Liens; (k) leases or subleases granted to other Persons in the ordinary course of business not

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materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary; (l) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business; (m) Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Notes than the terms of the Liens securing such refinanced Indebtedness (provided that any Refinancing Indebtedness with respect to the Credit Agreement need not have any limitation on when such Liens are granted or perfected), PROVIDED that the Indebtedness secured is not increased, except to finance accrued interest and the expenses of such refinancing, and the lien is not extended to any additional assets or property; (n) Liens in favor of the Company only; and (o) Liens imposed pursuant to the terms of the Credit Agreement.

    "PURCHASE MONEY INDEBTEDNESS" means any Indebtedness of such Person to any seller or other Person (i) incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation only, the lease) of any real or personal tangible property which, in the reasonable good faith judgment of the Board of Directors of the Company, is directly related to a Related Business of the Company, (ii) which is incurred within 90 days of such acquisition, and
(iii) is secured only by assets so financed.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock of the Company that is not Disqualified Capital Stock.

    "QUALIFIED EXCHANGE" means any legal defeasance, redemption, retirement, repurchase or other acquisition of Equity Interests or Indebtedness of the Company with the Net Cash Proceeds received by the Company from the substantially concurrent sale of Qualified Capital Stock or any exchange of Qualified Capital Stock for any Capital Stock or Indebtedness.

    "REFERENCE PERIOD" with regard to any period means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

    "REFINANCING INDEBTEDNESS" means Indebtedness or Disqualified Capital  Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference including accrued dividends thereon, of the Indebtedness or Disqualified Capital Stock so Refinanced and
(ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; PROVIDED that (A) Refinancing Indebtedness incurred by any Subsidiary of the Company shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness or Disqualified Capital Stock to be so refinanced.

    "RELATED BUSINESS" means the business conducted (or proposed to be conducted) by the Company and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses.

    "RESTRICTED INVESTMENT" means, in one or a series of related transactions, any Investment, other than investments in Permitted Investments.

    "RESTRICTED PAYMENT" means, with respect to any Person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any parent or Subsidiary of such Person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any Subsidiary or parent of such Person,
(c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such Person or a parent or Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Restricted Investment by such Person; PROVIDED, HOWEVER, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on or with respect to Capital Stock of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer; or (ii) any dividend, distribution or other payment to the Company by any of its Subsidiaries.

    "STATED MATURITY," when used with respect to any Note, means July 1, 2006.

    "STOCKHOLDERS AGREEMENT" means the agreement dated as of June 5, 1996, among the Company and the stockholders listed on the various schedules thereto, as in effect on the Issue Date.

    "SUBORDINATED INDEBTEDNESS" means Indebtedness of the Company that is subordinated in right of payment to the Notes in any respect.

    "SUBSIDIARY," with respect to any Person, means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (iii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary of the Company. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of the Company.

    "TRANSACTION DOCUMENTS" means the Investor Agreement, the Bridge Financing Agreement, the Securities Purchase Agreement, the Registration Agreement, the Tax Indemnification Agreement, and the Ancillary Documents, in each case as such documents are in effect on the date shares of Senior Preferred Stock are first issued.

    "UNRESTRICTED SUBSIDIARY" means any subsidiary of the Company that does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company); PROVIDED that (i) such subsidiary shall not engage, to any substantial extent, in any line or lines of business activity other than a Related Business, (ii) neither immediately prior thereto nor after giving PRO FORMA effect to such designation would there exist a Default or Event of Default and (iii) any Investment therein shall not be prohibited by the "Limitation on Restricted Payments" covenant. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary, PROVIDED that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a PRO FORMA basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

    "WHOLLY OWNED SUBSIDIARY" means a Subsidiary all the Equity Interests of which are owned by the Company or one or more Wholly Owned Subsidiaries of the Company.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the Notes have been issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note has been deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

    The Depositary is (i) a limited-purpose trust company organized under the New York Banking Law; (ii) a member of the Federal Reserve System; (iii) a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and (iv) a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary holds securities that its participating organizations (collectively, the "Participants") deposit with the Depositary. The Depositary also facilitates the settlement of transactions in such securities between Participants, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the SEC. QIBs may elect to hold Notes purchased by them through the Depositary. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants. Persons who are not QIBs may not hold Notes through the Depositary.

    The Company expects that pursuant to procedures established by the Depositary, upon deposit of the Global Note, the Depositary will credit the accounts of Participants with an interest in the Global Note, and ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes or to pledge the Notes as collateral will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

    So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Accordingly, each Holder owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such Holder owns its interest, to exercise any rights of a holder under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Notes or a Holder that is an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action and the Participants would authorize Holders owning through such Participants to take such action or would otherwise act upon the instructions of such Holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments with respect to the principal of, premium, if any, and interest on any Notes represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days; or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depositary of its Global Note, Certificated Securities will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by the Global Note. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Securities, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                    DESCRIPTION OF THE 1996 CREDIT FACILITY

    GENERAL. The Company has entered into the 1996 Credit Facility with Wells Fargo Bank. The 1996 Credit Facility provides for a $25 million revolving credit facility, including a sub-limit for letters of credit of $10 million, and expires on June 1, 2001. This summary of the 1996 Credit Facility is qualified in its entirety by reference to the 1996 Credit Facility which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this description that are not defined herein have the meaning given to such terms in the 1996 Credit Facility. The Company is currently negotiating a new secured bank facility to replace the 1996 Credit Facility, although no agreement has been reached as of the date of this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    AVAILABILITY. Borrowings under the 1996 Credit Facility are subject to a borrowing base limit equal to 80% of Eligible Receivables plus 70% of Eligible Inventory minus, at all times prior to the occurrence of the Collateral Perfection Date, Trade Payables.

    SECURITY. Indebtedness of the Company under the 1996 Credit Facility is currently unsecured. Upon the occurrence of certain events including (i) an Event of Default or (ii) the failure by the Company to maintain certain ratios, at the option of Wells Fargo Bank, the 1996 Credit Facility will be secured by a security interest in certain assets and properties of the Company, including accounts receivable, inventory, trademarks, copyrights, patents and general intangibles, and all products and proceeds of any of the foregoing.

    INTEREST. Indebtedness under the 1996 Credit Facility bears interest at a rate based (at the Company's option) upon (i) in the case of Prime Rate Loans, the Prime Rate plus a maximum margin of 1.50% (subject to reduction depending on the ratio of Funded Debt to EBITDA); and (ii) in the case of Eurodollar Rate Loans, the Eurodollar Rate for one, two, three, six, nine or twelve months, plus a maximum margin of 3.00% (subject to reduction depending on the ratio of Funded Debt to EBITDA).

    MATURITY. The 1996 Credit Facility will mature on June 1, 2001. Loans made pursuant to the 1996 Credit Facility may be borrowed, repaid and reborrowed from time to time until such maturity date, subject to the satisfaction of certain conditions on the date of any such borrowing.

    REVOLVING CREDIT FACILITY FEES. The Company is required to pay Wells Fargo Bank a facility fee of $250,000, of which $100,000 was paid and $50,000 is payable at the end of each fiscal year of the Company, PROVIDED that upon termination or cancellation of the 1996 Credit Facility, the Company must pay in full the outstanding balance of the $250,000 facility fee. In addition, the Company has agreed to pay to Wells Fargo Bank promptly upon demand, a fee of $25,000 in consideration for Wells Fargo Bank agreeing to allow the Company to use the proceeds of Revolving Loans to make loans to senior management in respect of certain personal income tax liabilities. The Company is also required to pay to Wells Fargo Bank a commitment fee based on the average daily unused portion of the committed undrawn amount of the 1996 Credit Facility during the preceding quarter equal to a maximum of 0.375% per annum (subject to reduction depending on the ratio of Funded Debt to EBITDA), payable in arrears on a quarterly basis. In addition to a normal issuance fee for each letter of credit issued, the Company is required to pay to Wells Fargo Bank a letter of credit fee based on the aggregate unpaid face amount of outstanding letters of credit equal to a maximum of 3.00% (subject to reduction depending on the ratio of Funded Debt to EBITDA), payable in arrears on a quarterly basis.

    CONDITIONS TO EXTENSIONS OF CREDIT. The obligation of Wells Fargo Bank to make loans or extend letters of credit is subject to the satisfaction of certain conditions including, but not limited to, the absence of a default or event of default under the 1996 Credit Facility, all representations and warranties under the 1996 Credit Facility being true and correct in all material respects, and that there has been no material adverse change in the Company's properties or business.

    COVENANTS. The 1996 Credit Facility requires the Company to meet certain financial tests, including a maximum Funded Debt to EBITDA ratio, a minimum Debt Service Coverage Ratio, a minimum level of profit, a minimum quarterly increase in Tangible Net Worth and a minimum EBITDA. The 1996 Credit

Facility also contains covenants which, among other things, limit: (i) the incurrence of additional indebtedness; (ii) the nature of the business of the Company; (iii) leases of assets; (iv) ownership of subsidiaries; (v) dividends;
(vi) capital expenditures; (vii) transactions with affiliates; (viii) asset sales; (ix) acquisitions, mergers and consolidations; (x) loans and investments;
(xi) liens and encumbrances; and (xii) other matters customarily restricted in loan agreements. The 1996 Credit Facility also contains additional covenants which require the Company to maintain its existence and rights and franchises, to maintain its properties, to maintain insurance on such properties, to provide certain information to Wells Fargo Bank, including financial statements, notices and reports and to permit inspections of the books and records of the Company and its subsidiaries, to comply with applicable laws, including environmental laws and ERISA, to pay taxes and contractual obligations and to use the proceeds of the Revolving Loans to finance in part the Recapitalization, and for working capital and other general corporate purpose.

    EVENTS OF DEFAULT. Events of Default under the 1996 Credit Facility include payment defaults, breach of representations, warranties and covenants (subject to certain cure periods), cross-default to other indebtedness in excess of $2 million, dissolution of the Company, a material adverse change in the Company's properties or business, certain events of bankruptcy and insolvency, breach of ERISA covenants, judgment defaults in excess of $2 million and the occurrence of a Change of Control.

    INDEMNIFICATION. Under the 1996 Credit Facility, the Company has agreed to indemnify Wells Fargo Bank and related persons from and against any and all Losses (including, without limitation, the reasonable fees and disbursements of counsel) that may be incurred by or asserted against any such indemnified party
(a) in any way relating to the Loan Documents, the Recapitalization, or the use or intended use of the proceeds of the 1996 Credit Facility; (b) in connection with any investigation, litigation or other proceeding relating to the foregoing; or (c) in any way relating to or arising out of any Environmental Claims; PROVIDED, HOWEVER, that the Company is not liable for any such Losses resulting from such indemnified party's own gross negligence or willful misconduct.

                              PLAN OF DISTRIBUTION

    This Prospectus may be used by Chase Securities in connection with offers and sales related to market-making transactions in the Notes. Chase Securities may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such sales. Chase Securities has no obligation to make a market in the Notes and may discontinue its market-making activities at any time without notice, at its sole discretion. The Company has agreed to indemnify Chase Securities against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which Chase Securities might be required to make in respect thereof.

    Chase Securities and its affiliates have in the past provided, and may in the future provide, investment banking services and general financing and banking services to the Company and its affiliates. An affiliate of Chase Securites beneficially owns 4,381,265 shares of Common Stock (net of certain options granted to certain members of the Company's management). See "Principal Stockholders."

                                 LEGAL MATTERS

    The validity of the Notes offered hereby was passed upon by Buchalter, Nemer, Fields & Younger, a Professional Corporation.

                                    EXPERTS

    The financial statements and schedule of Guitar Center, Inc. as of December 31, 1996 and for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Guitar Center, Inc. at December 31, 1995 and for the two years ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    In connection with the Recapitalization, Ernst & Young LLP was replaced on July 24, 1996 by KPMG Peat Marwick LLP as the Company's independent certified public accountants. The decision to change accountants was approved by the Company's Board of Directors. The reports of Ernst & Young LLP on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 1995, and the subsequent interim period ended June 30, 1996, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report.

                              GUITAR CENTER, INC.
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors (KPMG Peat Marwick LLP)....................   F-2
Report of Independent Auditors (Ernst & Young LLP)........................   F-3
Balance Sheets as of December 31, 1995 and 1996...........................   F-4
Statements of Operations for the years ended December 31, 1994, 1995 and
 1996.....................................................................   F-5
Statements of Stockholders' Equity (Deficit) for the years ended December
 31, 1994, 1995 and 1996..................................................   F-6
Statements of Cash Flows for the years ended December 31, 1994, 1995 and
 1996.....................................................................   F-7
Notes to Financial Statements.............................................   F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Guitar Center, Inc.:

    We have audited the accompanying balance sheet of Guitar Center, Inc. as of December 31, 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guitar Center, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
February 10, 1997, except as
to notes 13 and 14 which are as
of April 16, 1997

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Guitar Center, Inc.

    We have audited the accompanying balance sheet of Guitar Center, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guitar Center, Inc. at December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Los Angeles, California
March 6, 1996.

                              GUITAR CENTER, INC.
                                 BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             DECEMBER 31,
                                                                                        -----------------------
                                                                                          1995         1996
                                                                                        ---------  ------------
ASSETS
Current assets:
  Cash and cash equivalents...........................................................  $   1,338  $         47
  Accounts receivable, less allowance for doubtful accounts of $200 (1995) and $150
   (1996).............................................................................      2,203         4,062
  Inventories.........................................................................     31,281        49,705
  Prepaid expenses and other current assets...........................................        690         1,388
  Employee notes......................................................................         82            67
                                                                                        ---------  ------------
Total current assets..................................................................     35,594        55,269
Property and equipment, net...........................................................     13,276        14,966
Goodwill, net of accumulated amortization of $152 (1995) and $167 (1996)..............        447           432
Other assets..........................................................................        301         4,182
                                                                                        ---------  ------------
Total assets..........................................................................  $  49,618  $     74,849
                                                                                        ---------  ------------
                                                                                        ---------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................................  $  12,613  $     14,005
  Accrued expenses....................................................................      7,061         7,891
  Deferred compensation...............................................................      7,908       --
  Merchandise advances................................................................      2,010         2,401
  Current portion of long-term debt...................................................     --             3,536
                                                                                        ---------  ------------
Total current liabilities.............................................................     29,592        27,833
Other long-term liabilities...........................................................        263           645
Long-term debt........................................................................     --           100,000
Senior preferred stock, aggregate liquidation preference of $21,602; authorized
 4,250,000 shares, issued and outstanding 800,000 shares..............................     --            15,186
Stockholders' equity (deficit):
  Junior preferred stock aggregate liquidation preference of $144,959.................     --           138,610
  Common stock, no par value; authorized 2,500,000 shares, issued and outstanding
   1,400,000 at December 31, 1995, $0.01 par value; authorized 55,000,000 shares,
   issued and outstanding 3,622,804 at December 31, 1996..............................      4,987            36
  Warrants............................................................................     --             6,500
  Additional paid in capital..........................................................     --            (6,966)
  Retained earnings (deficit).........................................................     14,776      (206,995)
                                                                                        ---------  ------------
Total stockholders' equity (deficit)..................................................     19,763       (68,815)
                                                                                        ---------  ------------
Total liabilities and stockholders' equity (deficit)..................................  $  49,618  $     74,849
                                                                                        ---------  ------------
                                                                                        ---------  ------------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                              GUITAR CENTER, INC.
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                    1994              1995              1996
                                                              ----------------  ----------------  ----------------
Net sales...................................................  $        129,039  $        170,671  $        213,294
Cost of goods sold, buying and occupancy....................            92,275           123,415           153,222
                                                              ----------------  ----------------  ----------------
Gross profit................................................            36,764            47,256            60,072
Selling, general and administrative expenses................            26,143            32,664            41,345
Deferred compensation expense...............................             1,259             3,087            71,760
                                                              ----------------  ----------------  ----------------
Operating income (loss).....................................             9,362            11,505           (53,033)
Interest income.............................................                14                14                 8
Interest expense............................................              (266)             (382)          (12,177)
Transaction expenses........................................         --                --                   (6,942)
Other income (expenses).....................................                45                65              (126)
                                                              ----------------  ----------------  ----------------
Income (loss) before income taxes...........................             9,155            11,202           (72,270)
Income taxes................................................               326               345               139
                                                              ----------------  ----------------  ----------------
Net income (loss)...........................................  $          8,829  $         10,857  $        (72,409)
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
Pro forma data (unaudited):
  Income (loss) before taxes................................  $          9,155  $         11,202  $        (72,270)
  Pro forma income taxes....................................             4,478             6,144         --
                                                              ----------------  ----------------  ----------------
  Pro forma net income (loss)...............................  $          4,677  $          5,058  $        (72,270)
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
  Senior and junior preferred stock dividends...............         --                --                    7,951
  Net loss available to common stockholders.................         --                --                  (80,221)
                                                                                                  ----------------
                                                                                                  ----------------
  Pro forma net income (loss) per common share..............  $           0.23  $           0.25  $          (3.93)
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
  Weighted average shares outstanding.......................            20,420            20,420            20,420
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                              GUITAR CENTER, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                            JUNIOR                               ADDITIONAL    RETAINED
                                           PREFERRED     COMMON                   PAID IN      EARNINGS
                                             STOCK        STOCK      WARRANTS     CAPITAL     (DEFICIT)       TOTAL
                                          -----------  -----------  -----------  ----------  ------------  ------------
                                                                  (IN THOUSANDS)
Balance at December 31, 1993............  $   --        $   4,987    $  --       $   --      $     13,477  $     18,464
  Net income............................      --           --           --           --             8,829         8,829
  Distributions to stockholder..........      --           --           --           --            (3,869)       (3,869)
                                          -----------  -----------  -----------  ----------  ------------  ------------
Balance at December 31, 1994............      --            4,987       --           --            18,437        23,424
  Net income............................      --           --           --           --            10,857        10,857
  Distributions to stockholder..........      --           --           --           --           (14,518)      (14,518)
                                          -----------  -----------  -----------  ----------  ------------  ------------
Balance at December 31, 1995............      --            4,987       --           --            14,776        19,763
  S Corporation cash distributions......      --           --           --           --           (28,057)      (28,057)
  S Corporation non-cash
   distributions........................      --           --           --           --            (1,753)       (1,753)
  Redemption of prior sole stockholder
   interest.............................       19,800      (4,787)      --           --          (128,115)     (113,102)
  Reclassification of prior S
   Corporation deficit..................      --           --           --          (10,249)       10,249       --
  Issuance of equity to management......       49,500         500       --           --           --             50,000
  Issuance of equity to new investors...       69,300         700       --           --           --             70,000
  Issuance of warrants..................      --           --            6,500       --           --              6,500
  Options granted to management by
   investor group.......................      --           --           --            1,918       --              1,918
  Reclassification of excess of par
   value................................      --           (1,364)      --            1,364       --            --
  Sale of equity to management..........           10      --           --                1       --                 11
  Net loss..............................      --           --           --           --           (72,409)      (72,409)
  Undeclared dividend on senior
   preferred stock......................      --           --           --           --            (1,602)       (1,602)
  Accretion of senior preferred stock...      --           --           --           --               (84)          (84)
                                          -----------  -----------  -----------  ----------  ------------  ------------
Balance at December 31, 1996............  $   138,610   $      36    $   6,500   $   (6,966) $   (206,995) $    (68,815)
                                          -----------  -----------  -----------  ----------  ------------  ------------
                                          -----------  -----------  -----------  ----------  ------------  ------------

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                              GUITAR CENTER, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------------
                                                                     1994            1995            1996
                                                                 -------------  --------------  --------------
OPERATING ACTIVITIES
Net income (loss)..............................................  $       8,829  $       10,857  $      (72,409)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization................................          1,488           1,802           2,161
  Deferred compensation--repurchase of options.................       --              --                49,510
  Investor options to management...............................       --              --                 1,918
  (Gain) loss on sale of fixed assets..........................             85              (4)            112
  Amortization of deferred financing fees......................       --              --                   215
  Changes in operating assets and liabilities:
    Accounts receivable........................................            714            (513)         (1,859)
    Inventories................................................         (4,785)         (2,487)        (18,424)
    Prepaid expenses...........................................             12            (317)           (698)
    Other assets...............................................             30            (154)           (511)
    Accounts payable...........................................          2,139           2,208           1,392
    Accrued liabilities........................................          2,871           1,452             830
    Deferred compensation......................................          1,259           3,087          (7,908)
    Merchandise advances.......................................            349             490             391
    Other long-term liabilities................................            296             (33)            382
                                                                 -------------  --------------  --------------
Net cash provided by (used in) operating activities............         13,287          16,388         (44,898)
INVESTING ACTIVITIES
Proceeds from sale of assets...................................            143              15             433
Purchases of property and equipment............................         (3,277)         (3,432)         (6,133)
Employee notes.................................................            (39)            (42)             15
                                                                 -------------  --------------  --------------
Net cash used in investing activities..........................         (3,173)         (3,459)         (5,685)
FINANCING ACTIVITIES
Principal repayments of long-term debt.........................         (2,575)           (825)       --
Proceeds from issuance of long term debt.......................       --              --               100,000
Net change in revolving debt facility..........................       --              --                 3,536
Distribution of prior shareholder interest.....................       --              --              (113,102)
Deferred financing fees paid...................................       --              --                (3,585)
Issuance of common stock.......................................       --              --                 1,200
Issuance of junior preferred stock.............................       --              --                69,300
Issuance of senior preferred stock.............................       --              --                13,500
Issuance of warrants...........................................       --              --                 6,500
Distributions to stockholder...................................         (3,869)        (14,518)        (28,057)
                                                                 -------------  --------------  --------------
Net cash provided by (used in) financing activities............         (6,444)        (15,343)         49,292
                                                                 -------------  --------------  --------------
Net increase (decrease) in cash and cash equivalents...........          3,670          (2,414)         (1,291)
Cash and cash equivalents at beginning of year.................             82           3,752           1,338
                                                                 -------------  --------------  --------------
Cash and cash equivalents at end of year.......................          3,752  $        1,338  $           47
                                                                 -------------  --------------  --------------
                                                                 -------------  --------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest...................................................  $         292  $          357  $       11,890
                                                                 -------------  --------------  --------------
                                                                 -------------  --------------  --------------
    Income taxes...............................................  $         111  $          346  $          139
                                                                 -------------  --------------  --------------
                                                                 -------------  --------------  --------------

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES

    In 1996, the Company entered into two sale leaseback transactions with its former sole stockholder aggregating $1,753,000.

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                              GUITAR CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    Guitar Center, Inc. ("Guitar Center" or the "Company") operates a chain of retail stores which sell high quality musical instruments primarily guitars, keyboard, percussion and pro-audio equipment. At December 31, 1996, the Company operated 28 stores in major cities throughout the United States with approximately 50% of the stores located in California.

    The financial statements give effect to the reincorporation of the Company from a California to a Delaware corporation on October 11, 1996 and a 2.582-to-1 stock split effectuated on January 15, 1997.

    RECAPITALIZATION

    On June 5, 1996, Guitar Center consummated a series of transactions to effect the recapitalization of the Company (the "Recapitalization"). Members of management purchased 1,291,000 shares of the Company's Common Stock for $0.5 million cash and received 495,000 shares of 8% Junior Preferred Stock in exchange for the cancellation of outstanding options exercisable for Common Stock. The Company's former sole stockholder received 198,000 shares of Junior Preferred Stock in exchange for Common Stock. New investors purchased 1,807,400 shares of Common Stock and 693,000 shares of Junior Preferred Stock for $70.0 million cash, and 800,000 shares of 14% Senior Preferred Stock and Warrants for an aggregate $20 million cash. The Warrants are exchangeable for 190,252 shares of Common Stock and 72,947 shares of Junior Preferred Stock. The Company repurchased shares of Common Stock from the former sole stockholder for $113.1 million cash, and canceled certain options for Common Stock held by management in exchange for $27.9 million cash. For financial statement purposes, the Company recorded a charge to operations in the amount of $69.9 million (net of $7.9 million which the Company had previously accrued) related to the cancellation and exchange of the management stock options.

    In part to fund the Recapitalization transaction and to repay the $35.9 million outstanding under its Old Credit Facility, the Company borrowed $100 million under an increasing rate Bridge Facility. The Bridge Facility was repaid on July 2, 1996 with the proceeds of the Company's 11% Senior Notes due 2006 (the "Senior Notes") and cash on hand.

    In connection with the Recapitalization, the Company incurred transaction costs and financing fees of approximately $11.6 million, which consists of $6.9 million of sellers transaction costs and $4.7 million in fees paid to finance the Bridge Facility. These amounts have been charged to transaction expenses and interest expense, net, respectively, in the 1996 statement of operations. In addition, on July 2, 1996, in connection with the sale of the Notes, approximately $3.6 million was paid and capitalized as an other asset and will be amortized over the term of the related debt.

    INVENTORIES

    Inventories, including used merchandise and vintage guitars, are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets; generally five years for furniture and fixtures, computer equipment and vehicles, 15 years for buildings and 15 years or the life of the lease, whichever is less, for leasehold improvements. Maintenance and repair costs are expensed as they are incurred, while renewals and betterments are capitalized.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STORE PREOPENING COSTS

    Effective January 1, 1996, the Company elected to capitalize certain preopening costs and amortize the balance over 12 months. Previously, preopening costs were charged to expense as incurred. The change was not material to any previous periods presented.

    ADVERTISING COSTS

    The Company expenses the costs of advertising as incurred. Advertising expense included in the statements of operations for the years ended December 31, 1994, 1995 and 1996, is $4,236,000, $4,128,000 and $5,717,000, respectively.

    MERCHANDISE ADVANCES

    Merchandise advances represent primarily layaway deposits which are recorded as a liability pending consummation of the sale when the full purchase price is received from the customer and outstanding gift certificates which are recorded as a liability until redemption by the customer.

    REVENUE RECOGNITION

    Revenue is recognized at the time of sale, net of a provision for estimated returns.

    INCOME TAXES

    In connection with the Recapitalization, the Company terminated its S Corporation election and converted to a C Corporation for income tax purposes. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management determined that a substantial valuation allowance was necessary as of December 31, 1996 due to the increased leverage of the Company on that date and its effect on future taxable income.

    Prior to the Recapitalization, the Company had elected to be taxed as a Subchapter S corporation. This election generally requires the individual stockholder rather than the Company to pay federal income taxes on the Company's earnings.

    California, and certain other states in which the Company does business, impose a minimum tax on Subchapter S corporate income, which is reflected as income taxes on the statements of operations.

    GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from a business combination and is being amortized on a straight-line basis over 40 years.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RENT EXPENSE

    The Company leases certain store locations under operating leases that provide for annual payments that increase over the life of the leases. The aggregate of the minimum annual payments are expensed on a straight-line basis over the term of the related lease without consideration of renewal option periods. The amount by which straight-line rent expense exceeds actual lease payment requirements in the early years of the leases is accrued as deferred minimum rent and reduced in later years when the actual cash payment requirements exceed the straight-line expense.

    CONCENTRATION OF CREDIT RISK

    The Company's deposits are with various high quality financial institutions. Customer purchases are transacted using generally cash or credit cards. In certain instances, the Company grants credit for larger purchases, generally to professional musicians, under normal trade terms. Trade accounts receivable were approximately $212,000 and $409,000 at December 31, 1995 and 1996, respectively. Credit losses have historically been within management's expectations.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    For the purposes of balance sheet classification and the statement of cash flows, the Company considers all highly liquid investments that are both readily convertible into cash and mature within 90 days of their date of purchase to be cash equivalents.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

    STOCK OPTION PLANS

    Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's financial instruments, which principally include cash, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

    The fair value of the Company's short term instrument reflects the fair value based upon current rates available to the Company for similar debt. The fair value of the Company's long term debt instrument is $110 million, based on quoted market prices.

2.  INVENTORIES
    The major classes of inventories are as follows:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1995       1996
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Major goods......................................................................  $  19,597  $  32,758
Associated accessories...........................................................      5,952      9,057
Vintage guitars..................................................................      2,072      2,569
Used merchandise.................................................................      1,940      2,439
General accessories..............................................................      1,720      2,882
                                                                                   ---------  ---------
                                                                                   $  31,281  $  49,705
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Major goods includes the major product lines including stringed merchandise, percussion, keyboards and pro-audio equipment. Associated accessories are comprised of accessories to major goods. General accessories includes other merchandise such as apparel, cables and books.

3.  PROPERTY AND EQUIPMENT
    Property and equipment consists of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1995       1996
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Land.............................................................................  $   2,881  $   2,283
Buildings........................................................................      9,075      7,693
Transportation equipment.........................................................        494        467
Furniture and fixtures...........................................................      5,838      8,161
Leasehold improvements...........................................................      2,416      6,440
Construction in progress.........................................................      1,201        185
                                                                                   ---------  ---------
                                                                                      21,905     25,229
Less accumulated depreciation....................................................      8,629     10,263
                                                                                   ---------  ---------
                                                                                   $  13,276  $  14,966
                                                                                   ---------  ---------
                                                                                   ---------  ---------

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  LONG-TERM DEBT
    In connection with the Recapitalization, the Company borrowed $100 million under increasing rate notes (the "Bridge Facility"). Financing fees of $4.7 million were paid and charged to the statement of operations during June 1996. On July 2, 1996, the Bridge Facility was repaid with the proceeds from the sale of the Senior Notes and cash on hand. The Senior Notes are unsecured and pay interest on a semi-annual basis.

    The Senior Notes are not entitled to the benefit of a sinking fund. The Senior Notes may be redeemed, in whole or in part, at the option of the Company, at any time after July 1, 2001 at prices declining from 105.5% to 100.0% of the principal amount redeemed, plus accrued and unpaid interest. In addition, the Company, may, at its option and subject to certain conditions, redeem up to 33 1/3% of the original aggregate principal amount of Senior Notes, at a redemption price of 110% of the principal amount thereof in connection with an initial public offering of Common Stock. The holders of the Senior Notes have the right to require the Company to repurchase their Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a change of control, as defined.

    In June 1996, the Company entered into a $25 million unsecured revolving line of credit. The line expires in June 2001. The revolving line of credit bears interest at various rates based on the prime lending rate (8.25% at December 31, 1996) plus 1.5% or the Eurodollar rate (5.5% at December 31, 1996) plus 3.0%. A fee of 0.375% is assessed on the unused portion of the facility with interest due monthly. At December 31, 1996, the Company had $3.5 million outstanding under the revolving line of credit and $300,000 outstanding on standby letters of credit. The Company had available borrowings under the line of credit of $21.2 million at December 31, 1996.

    Under certain conditions, the line of credit will convert to a secured credit facility. Under the terms of the term loan and revolving line of credit agreements, the Company is subject to various financial and other covenants. The Company was in compliance with or had appropriate waivers for such covenants at December 31, 1996. In addition, the Senior Notes and line of credit restrict the payment of cash dividends.

5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS
    The Company leases its office and several retail store facilities under various operating leases which expire at varying dates through June 2006. Generally, the agreements contain provisions which require the Company to pay for normal repairs and maintenance, property taxes and insurance.

    Through October 17, 1995, the Company leased from its Profit Sharing Plan two properties at a total monthly rental of $19,988. On October 17, 1995, the leases with the Company were cancelled for fees totaling $227,000. One of the properties was then purchased by the Company for $500,000, a price determined by an independent fiduciary. The other property was re-leased by the Company through 2005 from a related party at a monthly rental of $8,250. The Company leases three additional properties through 2006 from a related party at monthly rentals aggregating $26,200. The total rent expense recorded for related party leases totaled $238,000, $292,000 and $364,000 in 1994, 1995 and 1996,
respectively.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)
    The total minimum rental commitment at December 31, 1996, under operating leases, is as follows:

YEAR ENDED DECEMBER 31                                                    AMOUNT
--------------------------------------------------------------------  --------------
                                                                      (IN THOUSANDS)
1997................................................................    $    3,281
1998................................................................         3,238
1999................................................................         3,161
2000................................................................         3,147
2001................................................................         3,110
Thereafter..........................................................        13,950
                                                                      --------------
                                                                        $   29,887
                                                                      --------------
                                                                      --------------

    The total rental expense included in the statements of operations for the years ended December 31, 1994, 1995 and 1996 is $1,804,000, $1,985,000 and
$2,856,000, respectively.

6.  PROFIT SHARING PLAN
    The Company has a Profit Sharing Plan (the "Plan") which covers substantially all employees who meet a minimum employment requirement. The Company's board of directors can elect to contribute up to 15% of the participants' compensation for any plan year, subject to a maximum of $30,000 per participant. During the Plan years ended October 31, 1994, 1995 and 1996, the Company declared total contributions of $1,003,000, $1,272,000 and $654,000, respectively, which is included in accrued liabilities. In addition, $195,000 of assets, included in the Plan, which had been forfeited by terminated employees, was reallocated to participants.

7.  STOCK OPTION PLANS

    1996 PERFORMANCE STOCK OPTION PLAN

    In June 1996, the Company adopted the 1996 Performance Stock Option Plan (as amended, the "1996 Plan"), which provides for the granting of options to purchase units (each unit (a "Unit")consisting of 2.582 shares of Common Stock and 99/100 of a share of Junior Preferred Stock) at an aggregate weighted average exercise price of $100.00 per unit. As of December 31, 1996, the Company had issued options to purchase 60,399 Units under the 1996 Plan. Upon conversion of the Junior Preferred Stock, an option to purchase a Unit will become an option to purchase 9.182 shares of Common Stock at an exercise price of $10.89 per share. The options vest ratably over three years. The 1996 Plan will be frozen upon the consummation of the Offering.

    MANAGEMENT STOCK OPTION AGREEMENTS

    In June 1996, the Company granted options to certain officers to purchase 86,688 Units at an exercise price of $100 per Unit. The options vest in three equal installments commencing 2003, 2004, and 2005 and will terminate upon the certain events. The agreements contain provisions to accelerate the vesting period, including the achievement of a certain targeted "Calculated Corporate Value", as defined.

    1997 EQUITY PARTICIPATION PLAN

    In January of 1997, the Company and its stockholders adopted the 1997 Equity Participation Plan (the "1997 Plan"). Under the 1997 Plan, the Company may grant options to purchase up to 875,000 shares of Common Stock, $.01 par value ("Common Stock"); provided, however, that grants to any one individual may not exceed 150,000 shares of Common Stock in any calendar year. As of December 31, 1996, no options had been granted under the 1997 Plan.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  STOCK OPTION PLANS (CONTINUED)
    OTHER OPTION ARRANGEMENTS

    In December 1996, the Company's institutional investors granted options to certain officers and key managers of the Company to purchase 30,188.68 Units held by such investors at a purchase price of $39.75 per Unit. The Company is not a party to this agreement and has not, and will not, incur any obligation in connection with such options. Under generally accepted accounting principles, the Company recorded a charge to the statement of operations in the amount of $1.9 million, with a corresponding increase to additional paid in capital.

    The Company applies APB Opinion No. 25 in accounting for its plans. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123 using the Black Scholes option pricing model with the following weighted average assumptions: 1996 - expected dividend yield 0%, volatility 0%, risk free interest rate of 7.00%, and expected life of 10 years. The Company's net loss for the year ended December 31, 1996 would have been increased from $72.4 million to a pro forma loss of $73.2 million.

    Pro forma net loss reflects only options granted in 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 3 to 10 years and compensation cost for options granted prior to January 1, 1996 is not considered.

    At December 31, 1996, all the outstanding stock options had an exercise price of $100 per Unit and a remaining contractual life of 10 years.

    At December 31, 1996, no options were exercisable.

    TERMINATED PLAN

    Prior to the Recapitalization, the Company had granted to certain members of management options to purchase 81,407,400 of common stock of the Company at prices ranging from $.0005 to $0.11 per share. Upon consummation of the Recapitalization, these options were exchanged for cash and securities with management and canceled. For financial statement purposes, the Company recorded a charge of approximately $69.9 million (net of the $7.9 million previously accrued as deferred compensation) in the statement of operations.

8.  INCOME TAXES
    The pro forma unaudited income tax adjustments presented represent income taxes which would have been reported had the Company been subject to Federal and State income taxes as a C Corporation. The historical pro forma provisions for income taxes were as follows:

                                                                                       1994       1995       1996
                                                                                     ---------  ---------  ---------
                                                                                             (IN THOUSANDS)

Historical income taxes............................................................  $     326  $     345        139
                                                                                     ---------  ---------  ---------

Pro forma adjustments (unaudited):

  Federal..........................................................................      3,645      5,001     --
  California.......................................................................        507        798       (139)
                                                                                     ---------  ---------  ---------

    Total pro forma adjustments....................................................      4,152      5,799       (139)
                                                                                     ---------  ---------  ---------

    Total pro forma provision for income taxes.....................................  $   4,478  $   6,144  $  --
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  INCOME TAXES (CONTINUED)
    Pro forma income tax expense differs from the statutory tax rate of 35% as applied to earnings before income taxes, as follows:

                                                                                     1994       1995        1996
                                                                                   ---------  ---------  ----------
                                                                                            (IN THOUSANDS)
Expected income tax expense (benefit)............................................  $   3,204  $   3,921     (25,295)
State income taxes, net of federal benefit.......................................        541        743      (3,650)
Non deductible deferred compensation.............................................        441      1,080      --
Non deductible transaction costs.................................................     --         --           3,281
Benefit not recorded due to net carryforward position............................     --         --          25,379
Other............................................................................        292        400         285
                                                                                   ---------  ---------  ----------
                                                                                   $   4,478  $   6,144      --
                                                                                   ---------  ---------  ----------
                                                                                   ---------  ---------  ----------

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                                                               1996
                                                                                          --------------
                                                                                          (IN THOUSANDS)

Deferred tax assets:

  Federal net operating loss carryforward...............................................    $   22,483
  State net operating loss carryforwards................................................         1,622
  Deferred compensation.................................................................           772
  Accrued liabilities...................................................................           648
  Inventory reserves....................................................................           336
                                                                                          --------------

Total gross deferred tax assets.........................................................        25,861
                                                                                          --------------

Deferred tax liabilites

  Depreciation..........................................................................           140
  Other.................................................................................           342
                                                                                          --------------
Total gross deferred liabilities........................................................           482
                                                                                          --------------
Deferred tax assets net of deferred tax liabilities.....................................        25,379
                                                                                          --------------

Less valuation allowance................................................................        25,379
                                                                                          --------------

Net deferred tax assets.................................................................        --
                                                                                          --------------
                                                                                          --------------

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $64 million prior to the expiration of the net operating loss carry forwards in 2011.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  INCOME TAXES (CONTINUED)
    In connection with the Recapitalization, the Company entered into a tax indemnification agreement with its former sole stockholder pursuant to which the Company has agreed to indemnify such stockholder for any loss, damage, or liability and all expenses incurred, suffered, sustained or required to be paid by such stockholder in the event that certain specified aspects of the Recapitalization are not treated for tax purposes in the manner contemplated by the Recapitalization and related transactions.

9.  OTHER FINANCIAL INFORMATION
    Accrued Expenses

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
Wages, salaries and benefits........................................................  $       2,218  $       2,161
Sales tax payable...................................................................          1,666          2,011
Profit sharing accrual..............................................................          1,272            786
Other...............................................................................          1,905          2,933
                                                                                      -------------  -------------
                                                                                      $       7,061  $       7,891
                                                                                      -------------  -------------
                                                                                      -------------  -------------

10. PREFERRED STOCK

    REDEEMABLE SENIOR PREFERRED STOCK AND WARRANTS

    In connection with the recapitalization, the Company issued 800,000 shares of 14% Senior Preferred Stock ("Senior Preferred Stock") with an initial aggregate liquidation value of $20.0 million.

    Dividends on the Senior Preferred Stock accrue at a rate of 14%. Such dividends are payable quarterly on each of March 15, June 15, September 15 and December 15, beginning June 15, 1996. On or prior to June 15, 2002, dividends shall not be payable in cash to holders, but shall, whether or not declared, accrete to the liquidation value of the Senior Preferred Stock compounded on each dividend payment date. Under certain circumstances the holders can elect to receive additional shares of the Senior Preferred stock in lieu of accreting to the liquidation value.

    OPTIONAL REDEMPTION

    The Company may, at its option, to the extent that funds are legally available for such payment, redeem, prior to June 15, 1999, in whole or in part, shares of Senior Preferred Stock at a redemption price equal to 103% of the liquidation value thereof if such redemption shall occur before June 15, 1997, or 106% of the liquidation value thereof if the redemption occurs on or after June 15, 1997 to and including June 15,1999, without interest, PROVIDED, HOWEVER, that an initial public offering shall have occurred and the aggregate redemption price of the Senior Preferred Stock does not exceed the net proceeds received by the Company in the initial public offering. In January 1997, the Company and holders of all outstanding shares of Senior Preferred Stock entered into an agreement pursuant to which the Company will redeem all outstanding shares of Senior Preferred Stock at 103% of the liquidation value thereof simultaneously with the consummation of the Offering.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. PREFERRED STOCK (CONTINUED)
    The Senior Preferred Stock is redeemable, on or after June 15,1999, at the option of the company at a price equal to a percentage of the liquidation value as follows:

                                        PERCENTAGE OF
      YEAR BEGINNING JUNE 15,         LIQUIDATION VALUE
            -----------              -------------------
 1999..............................             110%
 2000..............................             108
 2001..............................             106
 2002..............................             104
 2003..............................             102
 2004 and thereafter...............             100

    The Senior Preferred stock is mandatorially redeemable on June 15, 2008 at a redemption price equal to the aggregate liquidation value plus all accrued and unpaid cash dividends.

    Holders of the Senior Preferred Stock have no voting rights with respect to any matters except as provided by law or as set forth in the Senior Preferred Stock Certificate of Determination. Such Certificate of Determination provides that in the event that (i) dividends on the Senior Preferred Stock are in arrears and unpaid for six consecutive quarterly periods after June 15, 2002;
(ii) for any reason (including the reason that funds are not legally available for redemption), the Company shall have failed to discharge any mandatory redemption obligation; or (iii) the Company shall have failed to provide a notice within the time period required by a redemption pursuant to a Change of Control (each of the foregoing, a "Voting Trigger"), the Board will be increased by two directors and the holders of the Senior Preferred Stock, together with the holders of shares of every other series of preferred stock of the Company with like rights to vote for the election of two additional directors, voting as a class, will be entitled to elect two directors to the expanded Board of Directors. Such voting rights will continue until the Company shall have fulfilled its obligations that gave rise to a Voting Trigger.

    The Senior Preferred Stock with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks Senior to Junior Preferred Stock and the Common Stock.

    In connection with the issuance of the Senior Preferred Stock the holders received detachable warrants (in addition to the Senior Preferred Stock) for the aggregate $20.0 million paid. The warrants are exchangeable for 73,684 Units (or 190,252 shares of Common Stock and 72,947 shares of Junior Preferred Stock).

    The market value of the warrants at issuance was deemed to be $6.5 million with the Senior Preferred Stock valued at $13.5 million. The warrants are exercisable at a price of $0.01 per Unit. The Senior Preferred stock will accrete to its redemption value ($20.0 million) using the effective interest method through its mandatory redemption date of June 15, 2008. The carrying amount of the Senior Preferred Stock will be adjusted periodically for both the above noted accretion as well as by amounts representing dividends not currently declared or paid, but which will be payable under the mandatory redemption features.

    JUNIOR PREFERRED STOCK

    The Company has authorized the issuance of up to 1,500,000 shares of 8% Junior Preferred Stock, $.01 par value ("Junior Preferred Stock").

    In connection with the Recapitalization 1,386,000 shares of Junior Preferred Stock were issued. Each outstanding share of Junior Preferred Stock has a liquidation preference of $100.00. Dividends accrue at a rate of 8% per annum on the sum of the liquidation preference plus accumulated but unpaid dividends thereon.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. PREFERRED STOCK (CONTINUED)
    The Junior Preferred Stock ranks junior to the Senior Preferred Stock and senior to the Common Stock, with respect to dividend rights and rights on liquidation.

    The Company may be required to mandatorily redeem all or a portion of the Junior Preferred Stock under certain conditions. Specifically, the company would be required to redeem within 45 days of an initial public offering (IPO) resulting in a market capitalization of more than $500 million, at a redemption price per share equal to 100% of the liquidation value plus all accrued and unpaid cash dividends as follows:

           (i)
           If the IPO results in a market capitalization of the Company of less than $750 million but more than or equal to $500 million, the Company shall redeem up to 25% of the outstanding shares of Junior Preferred Stock held by each holder of such shares who requests redemption;

          (ii)
           If the IPO results in a market capitalization of the Company of less than $1 billion but more than or equal to $750 million, the Company shall redeem up to 50% of the outstanding shares of Junior Preferred Stock held by each holder of such shares who request redemption; and

         (iii)
           If the IPO results in a market capitalization of the Company of more than or equal to $1 billion, the Company shall redeem up to 100% of the outstanding shares of Junior Preferred Stock held by each holder of such shares who requests redemption.

    In the event the Company intends to consummate an IPO, the holders of sixty percent (60%) of the outstanding Junior Preferred Stock may require the Company to convert on a PRO RATA basis all or any portion of the outstanding Junior Preferred Stock into shares of Common Stock, such conversion to occur automatically upon the closing of an IPO. In January 1997, the Company and holders of the requisite number of shares of Junior Preferred Stock entered into an agreement pursuant to which each outstanding share of Junior Preferred Stock will be converted into 6.667 shares of Common Stock upon consummation of the Offering.

    Accumulated but unpaid dividends on the Junior and Senior Preferred Stock aggregated $7,951,000 as of December 31, 1996.

11. SALE-LEASEBACK TRANSACTIONS
    On February 15, 1996, the Company entered into two sale-leaseback transactions with a related party-in-interest. The combined sale amount for the two properties was $1,753,000 resulting in a $3,587 net gain for the Company. The two properties are leased back from the related party-in-interest through 2006 for a combined monthly rental of $16,258.

12. PRO FORMA DATA (UNAUDITED)
    Prior to June 5, 1996, the Company elected to be treated as an S Corporation for federal and state income tax purposes. Pro forma information has been provided to reflect the estimated statutory provision for income taxes assuming the Company has been taxed as a C corporation. See note 8.

    Pro forma net earnings per share has been computed by dividing pro forma net earnings (loss) by the weighted average number of shares outstanding during the period. The pro forma net earnings (loss) per share gives effect to: (i) the issuance of Common Stock sold in the Offering, including the underwriters' full over-allotment option, the issuance of Common Stock upon the conversion of all outstanding shares of Junior Preferred Stock in connection with the Offering, the issuance of Common Stock upon the exercise of outstanding warrants and common stock equivalents and (ii) the redemption of Common Stock from certain members of the Company's management upon consummation of the Offering.

                              GUITAR CENTER, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. OFFERING (UNAUDITED)
    On March 19, 1997, the Company completed an initial public offering (the "Offering") of Common Stock pursuant to which it sold 6,750,000 shares of Common Stock and received approximately $94.1 million in net cash proceeds (before deducting expenses associated with the Offering). On April 15, 1997 the Company sold an additional 1,012,500 shares of Common Stock and received an additional $14.1 million in net cash proceeds (before deducting expenses associated with the Offering) upon the underwriters' exercise in full of their over-allotment option. Upon consummation of the Offering, the outstanding shares of Junior Preferred Stock were mandatorily converted into shares of Common Stock at a ratio of 6.667 shares of Common Stock to each share of Junior Preferred Stock. No accrued and unpaid dividends were paid on any shares of Junior Preferred Stock. Approximately $22.9 million of the net proceeds from the Offering was used to redeem, at a premium of 3%, all of the outstanding shares of Senior Preferred Stock. As a result, a charge to dividends will be incurred by the Company in the first quarter of 1997 for the difference between the financial statement value of the Senior Preferred Stock and the face amount thereof, plus the premium paid on the Senior Preferred Stock. Approximately $9.7 million of the net proceeds from the Offering was used to repay all amounts outstanding under the 1996 Credit Facility. In addition, the Company used approximately $18.4 million of the net proceeds from the Offering to redeem approximately 1,317,000 shares of Common Stock. Immediately following the Offering, the Company called for redemption, at a premium of 10%, an aggregate of $33.3 million of Senior Notes. The Company used approximately $37.9 million of the net proceeds from the Offering to redeem such Senior Notes on April 19, 1997 and to pay all accrued and unpaid interest with respect to the Senior Notes called for redemption. Accordingly, the Company anticipates that an extraordinary charge to operations will be incurred equal to the premium paid on the Senior Notes called for redemption plus the write-off of one-third of the unamortized deferred financing fees associated with the issuance of such Senior Notes. The balance of the net proceeds was retained for general corporate purposes, including the acquisition of two musical instruments stores in the Atlanta, Georgia market in April 1997.

    If the Offering had been consummated on January 1, 1996, supplemental earnings per share for the year ended December 31, 1996 would be calculated as follows:

Earnings (loss) per common share per financial statements................  $ (72,409)
  Reduction of interest assumed repaid...................................     (4,619)
  Reduction of Junior and Senior Preferred Dividends.....................     (7,951)
                                                                           ---------
Supplemental earnings (loss).............................................    (59,839)
                                                                           ---------
                                                                           ---------
Supplemental earnings (loss) per share...................................  $   (2.93)
                                                                           ---------
                                                                           ---------
Weighted average shares used in calculation..............................     20,420

14. SUBSEQUENT EVENTS (UNAUDITED)
    On April 16, 1997, the Company acquired all of the outstanding capital stock of Rhythm City, Inc. ("Rhythm City"), the operator of two musical instrument stores in the Atlanta, Georgia market for $10.3 million in cash, subject to adjustment based on the actual level of working capital on such date and other matters. The purchase price included the acquisition of the building and improvements of the flagship Rhythm City store in Atlanta. All of the debt and other liabilities of Rhythm City were either paid or assumed by the sellers prior to closing.

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    NO  DEALER, SALESPEOPLE OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY
OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                                           PAGE
Additional Information..................................................      2
Summary.................................................................      3
Risk Factors............................................................     10
The Recapitalization and Related Transactions...........................     15
Use of Proceeds.........................................................     16
Capitalization..........................................................     16
Selected Historical Financial Data......................................     17
Unaudited Pro Forma Condensed Financial Data............................     19
Management's Discussion and Analysis of Financial Condition and Results
  of Operations.........................................................     23
Business................................................................     29
Management..............................................................     39
Principal Stockholders..................................................     52
Certain Transactions....................................................     54
Description of Notes....................................................     57
Description of the 1996 Credit Facility.................................     79
Plan of Distribution....................................................     81
Legal Matters...........................................................     81
Experts.................................................................     81
Index to Financial Statements...........................................    F-1

                                     [LOGO]

                              GUITAR CENTER, INC.

                                  $66,667,000

                           11% SENIOR NOTES DUE 2006

                               -----------------

                                   PROSPECTUS
                               -----------------

                                 APRIL 28, 1997

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